
11008528


fabrinet®

OCT 28 2011

Proxy Statement and
2011 Annual Report to Shareholders

Letter to Shareholders

Notice of 2011 Annual Meeting and Proxy Statement

2011 Annual Report to Shareholders

Dear Shareholders,

Fiscal 2011 was a challenging but successful year for Fabrinet, as we continued to diversify our revenue streams and navigated an uncertain macroeconomic environment to achieve results that exceeded our expectations. For the year, we reported record total revenue of $743.6 million, an increase of 47% compared to revenue of $505.7 million for fiscal 2010. GAAP net income in fiscal 2011 was $64.3 million, or $1.87 per diluted share, a 45% increase compared to GAAP net income of $44.3 million, or $1.41 per diluted share in fiscal 2010.

We remain intensely focused on the interests of our shareholders by adhering to the ideals that drive our consistent execution:

- We will aggressively pursue new revenue opportunities where our expertise and core strengths add value to our customers and potential customers.
- We will be strategic in our customer partnerships by collaborating on measures to improve product engineering, quality, cost and delivery.
- We will empower our staff to continuously improve our operations, lower production costs, increase our competiveness, and support the success of our customers.
- We will profitably grow our company.

In addition to delivering excellent financial performance, we made great progress on our strategic objectives. Throughout 2011, we continued to diversify our revenue streams. Looking back less than three years ago, in the September quarter of 2008, our revenues from optical communications represented greater than 95% of our total revenues while laser, sensor and other revenue accounted for less than 5%. For fiscal year 2011, revenue from optical communications was $587.8 million, or 79% of total revenues, while lasers, sensors and other revenue was $155.8 million, the remaining 21%. We are very pleased with the diversification of our revenues and expect that recent additions to our business development team will assist us in our ability to continue to penetrate growing market opportunities, and to deliver profitable results.

We continue to be recognized by our customers as a strategic manufacturing partner. We are consistently winning new projects from long standing customers in each of our businesses and are attracting new customers in our target markets. We believe that in the long term, increasing demand for more bandwidth and an increasing number of applications for optics, industrial lasers and sensors, will continue to provide us with a broad range of opportunities to grow our company.

Due in large part to our unique engineering and manufacturing capabilities and expanding opportunities, we believe we are well positioned to continue to grow our business faster than the markets we serve. Our confidence in the long-term dynamics of our end-markets, as well as robust levels of new project activity, led us to take steps towards expanding our manufacturing capabilities. During fiscal 2011, we concluded the purchase of land adjacent to our Pinehurst campus north of Bangkok, Thailand, broke ground, and made significant progress on construction of a new manufacturing facility known as Building 6. We expect Building 6 to be available for customers in the first quarter of calendar 2012. In its current configuration, Building 6 will increase our manufacturing footprint from approximately 1.1 million square feet to over 1.4 million square feet.

I am proud of our successful execution and the progress we made in fiscal 2011. Despite the uncertainties in the global economy that may lie ahead, we are approaching fiscal 2012 with enthusiasm and excitement. We expect to build on our track record of solid financial performance and continue to meet our stated goals and strategic objectives. We continue to believe we are well positioned to grow our business and build value for you, our shareholders, over the long term.

On behalf of our board of directors, I wish to thank all our staff, customers, suppliers and shareholders for their ongoing support and dedication.

Sincerely yours,

/s/ DAVID T. MITCHELL

David T. Mitchell
Chairman of the Board of Directors
and Chief Executive Officer

This Annual Report contains forward-looking statements that involve risks and uncertainties, including our strategies and expected financial performance; our future business prospects; our expectations regarding the availability of Building 6; our market opportunities; and our competitive position. We caution you that such statements reflect our best judgment based on factors currently known to us, and that actual events or results could differ materially. Please refer to the documents that we file from time to time with the SEC, including our Form 10-K for the fiscal year ended June 24, 2011, a copy of which is enclosed herein. We do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they are made.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934
(Amendment No.)

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement

☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6 (e) (2))

☒ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Pursuant to Section 240.14a-11 (c) or Section 240.14a-12

FABRINET
(Name of Registrant as Specified in its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6 (i) (1) and 0-11.
(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:
$

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount previously paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

fabrinet®

NOTICE OF 2011 ANNUAL MEETING OF SHAREHOLDERS

Dear Fabrinet Shareholder:

Notice is hereby given that the 2011 Annual Meeting of Shareholders (the "Annual Meeting") of Fabrinet, a Cayman Islands exempted company ("Fabrinet" or the "Company"), will be held on Monday, December 12, 2011, at 2:00 p.m., Pacific time, at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, located at 650 Page Mill Road, Palo Alto, California 94304, for the following purposes:

1. To elect three Class II directors recommended by the Board of Directors to serve for a term of three years or until their respective successors have been duly elected and qualified.
2. To hold an advisory vote regarding the compensation paid to our named executive officers.
3. To determine, on an advisory basis, the frequency with which shareholders will participate in future advisory votes on executive compensation.
4. To ratify the appointment of PricewaterhouseCoopers ABAS Ltd. as Fabrinet's independent registered public accounting firm for the fiscal year ending June 29, 2012.
5. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The preceding items of business are more fully described in the proxy statement accompanying this Notice. Any action on the items of business described above may be considered at the Annual Meeting at the time and on the date specified above or at any time and date to which the Annual Meeting may be properly adjourned or postponed. Only shareholders of record at the close of business on October 4, 2011, are entitled to notice of and to vote at the Annual Meeting and any postponements or adjournments of the meeting.

We have elected to provide access to our proxy materials over the Internet. Accordingly, shareholders of record at the close of business on October 4, 2011 will receive a Notice of Internet Availability of Proxy Materials. We expect to mail the Notice of Internet Availability of Proxy Materials on or about October 24, 2011.

Your vote is very important. Even if you plan to attend the Annual Meeting in person, we encourage you to read the proxy statement and vote as promptly as possible to ensure that your vote is recorded. For specific instructions on how to vote your shares, please follow the procedures outlined in the Notice of Internet Availability of Proxy Materials or refer to the section of the proxy statement entitled "Questions and Answers About the Annual Meeting and Procedural Matters."

Thank you for your ongoing support of Fabrinet.

By Order of the Board of Directors,

/s/ David T. Mitchell

David T. Mitchell
Chief Executive Officer and Chairman of the Board of Directors

Palo Alto, California
October 21, 2011

PROXY STATEMENT

FOR 2011 ANNUAL MEETING OF SHAREHOLDERS

TABLE OF CONTENTS

FABRINET
Walker House
87 Mary Street
George Town
Grand Cayman
KY1-9005
Cayman Islands

PROXY STATEMENT
FOR 2011 ANNUAL MEETING OF SHAREHOLDERS

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND PROCEDURAL MATTERS

Q: Why am I receiving these materials?

A: The Board of Directors of Fabrinet is providing these proxy materials to you in connection with the solicitation of proxies for use at Fabrinet's 2011 Annual Meeting of Shareholders (the "Annual Meeting") to be held on Monday, December 12, 2011, at 2:00 p.m., Pacific time, and at any adjournment or postponement thereof, for the purpose of considering and acting upon the matters set forth in this proxy statement.

The Annual Meeting will be held at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, located at 650 Page Mill Road, Palo Alto, California 94304.

As a shareholder, you are invited to attend the Annual Meeting and are requested to vote on the proposals described in this proxy statement.

Q: Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

A: Pursuant to rules adopted by the Securities and Exchange Commission (the "SEC"), we have elected to provide access to our proxy materials over the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials (the "Notice") to our shareholders of record and beneficial owners. We expect to mail the Notice on or about October 24, 2011.

All shareholders will have the ability to access the proxy materials on the website referred to in the Notice or request a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice. In addition, shareholders may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis.

Q: How can I obtain electronic access to the proxy materials?

A: The Notice will provide you with instructions regarding how to:

- View the proxy materials for the Annual Meeting on the Internet; and
- Instruct us to send future proxy materials to you electronically by email.

Choosing to receive future proxy materials by email will save us the cost of printing and mailing documents to you and will reduce the impact of our annual meetings on the environment.

Q: Can I attend the Annual Meeting?

A: You are invited to attend the Annual Meeting if you were a shareholder of record or a beneficial owner as of October 4, 2011 (the "Record Date"). You should bring photo identification for entrance to the Annual Meeting. The meeting will begin promptly at 2:00 p.m., Pacific time, and you should leave ample time for the check-in procedures. Shareholders may request directions to the offices of Wilson Sonsini Goodrich & Rosati by calling (650) 493-9300.

Q: Who is entitled to vote at the Annual Meeting?

A: You may vote your Fabrinet ordinary shares if our records show that you owned your shares at the close of business on the Record Date. At the close of business on the Record Date, there were 34,238,964 ordinary shares outstanding and entitled to vote at the Annual Meeting. You may cast one vote for each ordinary share held by you as of the Record Date on all matters presented.

Q: What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A: *Shareholder of Record.* If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, you are considered the "shareholder of record" with respect to those shares, and we have sent the Notice directly to you. As a shareholder of record, you have the right to grant your voting proxy directly to us or to a third party, or to vote in person at the Annual Meeting.

Beneficial Owner. If your shares are held in a brokerage account or by a bank or nominee, you are considered the "beneficial owner" of shares held in "street name," and the Notice is being forwarded to you by your broker, bank or nominee (who is considered the shareholder of record with respect to those shares). As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote your shares. Your broker, bank or nominee has enclosed or provided voting instructions for you to use in directing the broker, bank or nominee how to vote your shares. You are also invited to attend the Annual Meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the Annual Meeting unless you obtain a "legal proxy" from your broker, bank or nominee giving you the right to vote the shares at the Annual Meeting.

If you hold your shares through a broker and do not provide your broker with specific voting instructions, your broker will have the discretion to vote your shares only on routine matters. As a result:

- Your broker will not have the authority to exercise discretion to vote your shares with respect to the election of directors, the advisory vote regarding the compensation paid to our named executive officers and the advisory vote regarding the frequency with which shareholders will participate in future advisory votes on executive compensation because the rules of The New York Stock Exchange ("NYSE") treat those matters as non-routine.
- Your broker will have the authority to exercise discretion to vote your shares with respect to the appointment of PricewaterhouseCoopers ABAS Ltd. as Fabrinet's independent registered public accounting firm for the fiscal year ending June 29, 2012, because NYSE rules treat that matter as routine.

Q: How can I vote my shares in person at the Annual Meeting?

A: Shares held in your name as the shareholder of record may be voted in person at the Annual Meeting. Shares held beneficially in street name may be voted in person at the Annual Meeting only if you obtain a "legal proxy" from the broker, bank or nominee that holds your shares giving you the right to vote the shares. **Even if you plan to attend the Annual Meeting, we recommend that you also submit your vote as described in the Notice and as described below, so that your vote will be counted even if you later decide not to attend the meeting.**

Q: How can I vote my shares without attending the Annual Meeting?

A: Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the Annual Meeting. If you are a shareholder of record, you may vote by submitting a proxy; please refer to the voting instructions in the Notice or below. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, bank or nominee; please refer to the voting instructions provided to you by your broker, bank or nominee.

By Internet—Shareholders of record with Internet access may submit proxies until 11:59 p.m., Eastern time, on December 11, 2011, by following the "Vote by Internet" instructions described in the Notice or by following the instructions at www.proxyvote.com. Most Fabrinet shareholders who hold shares beneficially in street name may vote by accessing the website specified in the voting instructions provided by their brokers, trustees or nominees. If you are a beneficial owner, please check the voting instructions provided by your broker, trustee or nominee for information regarding Internet voting availability.

By telephone—Depending on how your shares are held, you may be able to vote by telephone. If this option is available to you, you will have received information with the Notice or the voting instructions provided by your broker, bank or nominee explaining this procedure.

By mail—Shareholders of record may request a paper proxy card from Fabrinet and indicate their vote by completing, signing and dating the card where indicated and by returning it in the prepaid envelope that will be included with the proxy card. Please follow the procedures outlined in the Notice to request a paper proxy card.

Q: How many shares must be present or represented to conduct business at the Annual Meeting?

A: The presence of the holders of at least one-third of the total shares entitled to vote at the Annual Meeting is necessary to constitute a quorum at the Annual Meeting. Such shareholders are counted as present at the meeting if (1) they are present in person at the Annual Meeting or (2) have properly submitted a proxy.

Abstentions and broker "non-votes" are counted as present and entitled to vote and are, therefore, included for the purposes of determining whether a quorum is present at the Annual Meeting.

A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

Q: What proposals will be voted on at the Annual Meeting?

A: The proposals scheduled to be voted on at the Annual Meeting are:

- The election of three Class II directors recommended by the Board of Directors to serve for a term of three years or until their respective successors are duly elected and qualified;
- An advisory vote regarding the compensation paid to our named executive officers;
- An advisory vote regarding the frequency with which shareholders will participate in future advisory votes on executive compensation; and
- The ratification of the appointment of PricewaterhouseCoopers ABAS Ltd. as Fabrinet's independent registered public accounting firm for the fiscal year ending June 29, 2012.

Q: What is the voting requirement to approve each of the proposals and how are votes counted?

A: A plurality of the votes cast is required for the election of directors (Proposal One). You may vote "FOR" or "WITHHOLD" on each of the nominees for election as director. The three nominees for director receiving the highest number of affirmative votes will be elected as directors. Abstentions and broker non-votes will not affect the outcome of the election.

The affirmative vote of a majority of the votes cast is required to approve, on an advisory basis, the compensation paid to our named executive officers (Proposal Two). You may vote "FOR," "AGAINST" or "ABSTAIN" on this proposal. Abstentions have the same effect as votes against this proposal. However, broker non-votes are not deemed to be votes cast and, therefore, are not included in the tabulation of the voting results on this proposal.

A plurality of the votes cast is required to determine, on an advisory basis, the shareholders' preference regarding the frequency of holding future advisory votes on executive compensation (Proposal Three). You may indicate whether you would prefer an advisory vote on executive compensation every "1 YEAR," "2 YEARS" or "3 YEARS", or you may "ABSTAIN" from voting on the proposal. The frequency—one year, two years or three years—receiving the highest number of votes will be the frequency of holding future advisory votes on executive compensation recommended by the shareholders. Abstentions and broker non-votes will not affect the outcome of this proposal.

The affirmative vote of a majority of the votes cast is required to ratify the appointment of PricewaterhouseCoopers ABAS Ltd. as Fabrinet's independent registered public accounting firm for the fiscal year ending June 29, 2012 (Proposal Four). You may vote "FOR," "AGAINST" or "ABSTAIN" on this proposal. Abstentions have the same effect as votes against this proposal. Broker non-votes are not deemed to be votes cast and, therefore, are not included in the tabulation of voting results on this proposal.

All shares entitled to vote and represented by properly submitted proxies received prior to the Annual Meeting (and not revoked) will be voted at the Annual Meeting in accordance with the instructions indicated by such proxy. If no instructions are indicated on such proxy, the shares represented by that proxy will be voted as recommended by the Board of Directors.

Q: How does the Board of Directors recommend that I vote?

A: The Board of Directors recommends that you vote your shares:

- "**FOR**" each of the three nominees recommended by the Board of Directors for election as Class II directors (Proposal One);
- "**FOR**" the approval, on an advisory basis, of the compensation paid to our named executive officers (Proposal Two);
- for every "**1 YEAR**" as the frequency of holding future advisory votes on executive compensation (Proposal Three); and
- "**FOR**" the ratification of the appointment of PricewaterhouseCoopers ABAS Ltd. as Fabrinet's independent registered public accounting firm for the fiscal year ending June 29, 2012 (Proposal Four).

Q: What happens if additional matters are presented at the Annual Meeting?

A. If any other matters are properly presented for consideration at the Annual Meeting, including, among other things, consideration of a motion to adjourn the Annual Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named as proxy holders will have discretion to vote on those matters in accordance with their best judgment. We do not currently anticipate that any other matters will be raised at the Annual Meeting.

Q: Can I change my vote?

A: Subject to any rules your broker, bank or nominee may have, you may change your vote at any time before your proxy is voted at the Annual Meeting.

If you are the shareholder of record, you may change your vote (1) by granting a new proxy bearing a later date (which automatically revokes the earlier proxy) using any of the voting methods described above (and until the applicable deadline for each method), (2) by providing a written notice of revocation to our Corporate Secretary, c/o Fabrinet USA, Inc., 4104 24th Street, Suite 345, San Francisco, California 94114 prior to your shares being voted, or (3) by attending the Annual Meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If you are a beneficial owner of shares held in street name, you may change your vote by (1) submitting new voting instructions to your broker, bank or nominee, or (2) if you have obtained a legal proxy from your broker, bank or nominee giving you the right to vote your shares, by attending the Annual Meeting and voting in person.

Q: What happens if I decide to attend the Annual Meeting but I have already voted or submitted a proxy card covering my shares?

A: Subject to any rules your broker, bank or nominee may have, you may attend the Annual Meeting and vote in person even if you have already voted or submitted a proxy card. Any previous votes that were submitted by you will be superseded by the vote you cast at the Annual Meeting. Please be aware that attendance at the Annual Meeting will not, by itself, revoke a proxy.

If a broker, bank or nominee beneficially holds your shares in street name and you wish to attend the Annual Meeting and vote in person, you must obtain a legal proxy from the broker, bank or nominee that holds your shares giving you the right to vote the shares.

Q: What should I do if I receive more than one set of voting materials?

A: If you received more than one Notice, voting instruction card or set of proxy materials, your shares are registered in more than one name or brokerage account. Please follow the instructions on each Notice or voting instruction card that you receive to ensure that all of your shares are voted.

Q: Is my vote confidential?

A: Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Fabrinet or to third parties, except: (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote, and (3) to facilitate a successful proxy solicitation. Occasionally, shareholders provide written comments on their proxy cards, which may be forwarded to Fabrinet's management.

Q: Where can I find the voting results of the Annual Meeting?

A: We will announce preliminary voting results at the Annual Meeting. We will also disclose voting results on a Form 8-K filed with the SEC within four business days after the Annual Meeting, which will also be available in the "Investors—SEC Filings" section of our website at www.fabrinet.com.

Q: Who will bear the cost of soliciting votes for the Annual Meeting?

A: We will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes. We may reimburse brokerage firms, custodians, nominees, fiduciaries and other persons representing beneficial owners for their reasonable expenses in forwarding solicitation material to such beneficial owners. Our directors, officers and employees may also solicit proxies in person or by other means of communication. Such directors, officers and employees will not be additionally compensated but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation.

If you choose to access the proxy materials and/or vote over the Internet, you are responsible for Internet access charges you may incur. If you choose to vote by telephone, you are responsible for telephone charges you may incur.

Q: What is the deadline to propose actions for consideration at next year's annual meeting of shareholders or to nominate individuals to serve as directors?

A: You may submit proposals, including recommendations of director candidates, for consideration at future shareholder meetings.

For inclusion in Fabrinet's proxy materials—Shareholders may present proper proposals for inclusion in our proxy statement and for consideration at our next annual meeting of shareholders by submitting their proposals in writing to our Corporate Secretary in a timely manner. In order to be included in the proxy statement for our 2012 annual meeting of shareholders, shareholder proposals must be received by our Corporate Secretary no later than June 26, 2012, and must otherwise comply with the requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

To be brought before an annual meeting—In addition, our memorandum and articles of association establish an advance notice procedure for shareholders who wish to present certain matters before an annual meeting of shareholders.

Nominations for the election of directors may be made only (1) by or at the direction of the Board of Directors, or (2) by a shareholder who has delivered written notice to our Corporate Secretary within the Notice Period (as defined below) and who was a shareholder at the time of such notice and as of the record date for such meeting. The notice must contain specified information about the nominees and about the shareholder proposing such nominations.

Our memorandum and articles of association also provide that the only business that may be conducted at an annual meeting is business that is (1) properly brought before the meeting pursuant to our proxy materials with respect to such meeting, (2) properly brought before the meeting by or at the direction of the Board of Directors, or (3) properly brought before the meeting by a shareholder who has delivered written notice to our Corporate Secretary, c/o Fabrinet USA, Inc., 4104 24th Street, Suite 345, San Francisco, California 94114 within the Notice Period (as defined below) and who was a shareholder at the time of such notice and as of the record date for such meeting. The notice must contain specified information about the matters to be brought before such meeting and about the shareholder proposing such matters.

The "Notice Period" is defined as that period not less than 45 days nor more than 75 days prior to the one year anniversary of the date on which we first mailed our proxy materials or a notice of availability of proxy materials (whichever is earlier) to shareholders in connection with the preceding year's annual meeting of shareholders. As a result, the Notice Period for the 2012 annual meeting of shareholders will start on August 10, 2012 and end on September 9, 2012.

If a shareholder who has notified us of his or her intention to present a proposal at an annual meeting does not appear to present his or her proposal at such meeting, we need not present the proposal for vote at such meeting.

A copy of the full text of the provisions of our memorandum and articles of association discussed above may be obtained by writing to our Corporate Secretary, c/o Fabrinet USA, Inc., 4104 24th Street, Suite 345, San Francisco, California 94114 or by accessing Fabrinet's filings on the SEC's website at www.sec.gov. All notices of proposals by shareholders, whether or not included in our proxy materials, should be sent to our Corporate Secretary, c/o Fabrinet USA, Inc., 4104 24th Street, Suite 345, San Francisco, California 94114.

Q: How may I obtain a separate set of proxy materials or the 2011 Annual Report?

A: If you share an address with another shareholder, each shareholder may not receive a separate copy of our proxy materials and 2011 Annual Report. We will promptly deliver upon written or oral request a separate copy of our proxy materials and 2011 Annual Report to any shareholder at a shared address to which a single copy of the documents was delivered. Shareholders may request additional copies of our proxy materials and 2011 Annual Report by calling (617) 956-6738 or writing to Fabrinet, c/o ICR Inc., 33 Broad St, Suite 900, Boston, Massachusetts 02110. Shareholders who share an address and receive multiple copies of our proxy materials and 2011 Annual Report can also request to receive a single copy by following the instructions above.

FISCAL YEAR END

This proxy statement provides information about the matters to be voted on at the 2011 Annual Meeting and additional information about us and our executive officers and directors. Some of the information is provided as of the end of our 2009, 2010 or 2011 fiscal years, and some information is provided as of a more current date. Each of our fiscal years ends on the last Friday of June. Our 2009 fiscal year ended on June 26, 2009, our 2010 fiscal year ended on June 25, 2010, and our 2011 fiscal year ended on June 24, 2011.

PROPOSAL ONE

ELECTION OF DIRECTORS

General

Our Board of Directors currently consists of eight directors. However, Dr. Ta-lin Hsu has notified us that he is resigning from our Board of Directors, effective November 3, 2011. Our amended and restated memorandum and articles of association provide that the number of our directors will be fixed from time to time by our Board of Directors but may not consist of more than 15 directors. Our Board of Directors is divided into three classes of directors, each serving staggered three-year terms. Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of shareholders in the year in which that term expires. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Nominees

Three candidates have been nominated for election as Class II directors at the Annual Meeting for a three-year term expiring in 2014. Upon recommendation of the Nominating and Corporate Governance Committee, the Board of Directors has nominated **Thomas F. Kelly**, **Dr. Frank H. Levinson** and **Virapan Pulges** for election as Class II directors. Biographical information about each of the nominees is contained below.

Each person nominated for election has agreed to serve if elected, and management has no reason to believe that any nominee will be unavailable to serve. In the event any nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee who may be proposed by the Nominating and Corporate Governance Committee and designated by the present Board of Directors to fill the vacancy.

If you sign your proxy or voting instruction card or vote by telephone or over the Internet but do not give instructions with respect to the election of directors, your shares will be voted for the three persons recommended by our Board of Directors. If you wish to give specific instructions with respect to the election of directors, you may do so by indicating your instructions on your proxy or voting instruction card or when you vote by telephone or over the Internet. If you do not give voting instructions to your broker, your broker will leave your shares unvoted on this matter.

Recommendation of the Board of Directors

The Board of Directors recommends a vote "**FOR**" the election of Thomas F. Kelly, Dr. Frank H. Levinson and Virapan Pulges to the Board of Directors.

Information About Directors and Director Nominees

The names of the members of our Board of Directors, their ages, their positions with Fabrinet (as applicable) and other biographical information as of September 24, 2011, are set forth below. A discussion of the qualifications, attributes and skills of each of the directors and director nominees that led our Board of Directors and the Nominating and Corporate Governance Committee to conclude that he should serve as a director follows each of the biographies below. There are no family relationships among any of our directors or executive officers.

Name	Age	Director Class	Year of Expiration of Current Term	Director Since	Position
Mark A. Christensen(1)	52	I	2013	2005	Director
Rollance E. Olson(2)	68	I	2013	2004	Lead Independent Director
Thomas F. Kelly(1)	58	II	2011	2010	Director and Director Nominee
Dr. Frank H. Levinson(3)	58	II	2011	2001	Director and Director Nominee
Virapan Pulges(1)(3)	50	II	2011	2000	Director and Director Nominee
David T. Mitchell	69	III	2012	2000	Chief Executive Officer and Chairman of the Board of Directors
Dr. Ta-lin Hsu(4)	68	III	2012	2000	Director
Dr. William J. Perry(2)	84	III	2012	2008	Director

(1) Member of Audit Committee
(2) Member of Nominating and Corporate Governance Committee
(3) Member of Compensation Committee
(4) Dr. Hsu has notified us that he is resigning from our Board of Directors, effective November 3, 2011.

David T. (Tom) Mitchell is our founder and has served as our Chief Executive Officer and Chairman of the Board of Directors since our inception in 2000. Mr. Mitchell also served as our President from 2000 to January 2011. In 1979, Mr. Mitchell co-founded Seagate Technology, a disk drive manufacturing company. Mr. Mitchell served as the president of Seagate Technology from 1983 to 1991. From 1992 to 1995, Mr. Mitchell served as the chief operating officer of Conner Peripherals, a disk drive manufacturing company. From 1995 to 1998, Mr. Mitchell served as the chief executive officer of JTS Corp., a mobile disk drive manufacturing company. During his tenure in the data storage industry, Mr. Mitchell established manufacturing operations in Singapore, Thailand, Malaysia, the PRC and India. Mr. Mitchell earned a bachelor of science degree in economics from Montana State University.

Among other skills and qualifications, Mr. Mitchell brings to our Board of Directors extensive knowledge and understanding of Fabrinet's business, operations and employees, having founded Fabrinet and served on our Board of Directors since our inception, as well as more than 30 years of experience in an array of executive management roles within the semiconductor and optoelectronics industry.

Mark A. Christensen has served on our Board of Directors since 2005. Mr. Christensen has served as the president of Global Capital Management, a consulting firm to high tech companies, since he established it in February 2005. From November 2001 to January 2005, Mr. Christensen served as the vice president and director of mobile and communications sectors at Intel Capital, where he was responsible for managing Intel Capital's wired, wireless and optical networking equity investments and merger and acquisition activities. From 1995 to 2001, Mr. Christensen served as the vice president and group general manager for the network communications group at Intel Corporation, a semiconductor manufacturing company. Prior to that, Mr. Christensen held various positions at Intel Corporation since 1982. Mr. Christensen is a member of the board of directors of Pixelworks, Inc., a publicly traded semiconductor company, where he serves on the governance committee. Mr. Christensen was also a director of International DisplayWorks, Inc., a former publicly traded company, from 2005 until its sale to Flextronics in 2006. Mr. Christensen has previously been a director of three privately-held companies—Gigle Networks Inc., Celio Technology Corporation and Virtensys, Inc. He is currently the chairman of the board for Celio Technology Corp. Mr. Christensen earned a bachelor of science degree in industrial and manufacturing engineering from Oregon State University and a master's degree in business administration from the University of Oregon.

Among other skills and qualifications, Mr. Christensen brings to our Board of Directors valuable knowledge of technology companies and of companies with a global presence, given his experience at Intel, along with his current consulting work with technology startup companies. In addition, Mr. Christensen brings valuable finance experience due to his previous role at Intel and current service as a member of the audit committee of a public company.

Dr. Ta-lin Hsu has served on our Board of Directors since 2000 and recently notified us that he is resigning from our Board of Directors, effective November 3, 2011. Dr. Hsu joined Hambrecht & Quist, an investment banking firm, as a general partner in 1985 and founded H&Q Asia Pacific, a private equity firm, in that same year. Before Hambrecht & Quist, Dr. Hsu worked at International Business Machines Corporation for 12 years. In his last position in senior management, Dr. Hsu held corporate responsibility for all of IBM's advanced research in mass storage systems and technology. From 1971 to 1973, Dr. Hsu was a staff scientist in the material research center of Allied Chemical. Dr. Hsu plays an active role in developing investment and technology relationships between the U.S. and Asia, and holds numerous advisory positions with governmental and industry organizations. Dr. Hsu was a founding member of the Technology Review Board, which was founded to advise the Executive Yuan of Taiwan on technology matters. Dr. Hsu currently serves on the boards of directors of Advanced Semiconductor Engineering, Inc. and Marvell Technology Group Ltd, and previously served as a director of Semiconductor Manufacturing International Corporation from 2001 to 2008. Dr. Hsu also serves as a member of the Council on Foreign Relations, and the Chairman of the Board of Trustees of Give2Asia. Dr. Hsu earned a bachelor of science degree in physics from the National Taiwan University, a master's degree in electrophysics from the Polytechnic Institute of Brooklyn and a doctor of philosophy degree in electrical engineering from the University of California, Berkeley.

Among other skills and qualifications, Dr. Hsu brings to our Board of Directors years of service in the high technology and semiconductor industries, as well as executive leadership and management experience gained from his roles at H&Q Asia Pacific, Hambrecht & Quist and IBM.

Thomas F. Kelly has served on our Board of Directors since 2010. Mr. Kelly has served as chief executive officer and president of Moxie Software, a provider of collaborative social software, since January 2010. From June 2006 to December 2009, he was chairman of the board of MontaVista Software (acquired by Cavium Networks, Inc. in 2009), a provider of Linux-based development software, where he was also chairman, president and chief executive officer from June 2006 to February 2008. From February 2008 to January 2009, he was president and chief executive officer of Epicor Software, an enterprise resource planning software company, where he also served on the board of directors from 2000 to 2009. In 2004 and 2005, he was with Trident Capital, a venture capital company. From 2001 to 2004, he was chairman, president and chief executive officer of BlueStar Solutions (acquired by Affiliated Computer Services, Inc. in 2004), an enterprise resource planning software hosting company. From 1998 to 2001, he was chairman and chief executive officer of Blaze Software, Inc. (acquired by Brokat Infosystems AG in 2001). Prior to that, he served as chief financial officer or chief operating officer at several software and semiconductor companies, including Cirrus Logic, Inc., Frame Technology, Cadence Design Systems, Valid Logic Corporation and Analog Design Tools. Earlier in his career he was with Arthur Anderson & Company. Since September 2003, Mr. Kelly has served on the board of directors of FEI Company. He is also on the Board of Regents of Santa Clara University. Mr. Kelly earned a bachelor of science degree in economics from Santa Clara University.

Among other skills and qualifications, Mr. Kelly brings to our Board of Directors audit and financial reporting expertise as well as his managerial and operational experience gained from his roles at Moxie Software, MontaVista Software, Epicor Software and Trident Capital.

Dr. Frank H. Levinson has served on our Board of Directors since 2001. Since 2006, Dr. Levinson has served as the managing director of Small World Group, LLC, a group primarily involved in investing in and growing small companies. Dr. Levinson served as the chairman of the board of directors and chief technical officer of Finisar Corporation, a provider of fiber optic components and network performance test and monitoring systems from August 1999 to January 2006, and remained as a director of Finisar until August 2008. From 1988 to 1999, Dr. Levinson served as the chief executive officer of Finisar. From January 1986 to February 1988, Dr. Levinson served as the optical department manager at Raynet, Inc., a fiber optic systems company and, from April 1985 to December 1985, as the chief optical scientist at Raychem Corporation. From January 1984 to July 1984, Dr. Levinson was a member of the technical staff at Bellcore, a provider of services and products to the communications industry. From 1980 to 1983, Dr. Levinson served as a member of the technical staff at AT&T Bell Laboratories. Dr. Levinson earned a bachelor of science degree in mathematics and physics from Butler University and a master's degree in astronomy and a doctor of philosophy degree in astronomy from the University of Virginia.

Among other skills and qualifications, Dr. Levinson brings to our Board of Directors executive leadership and management experience in a global organization and semiconductor industry experience, having served as chairman of the board of directors, chief technical officer and chief executive officer of Finisar.

Rollance E. Olson has served on our Board of Directors since 2004, including as lead independent director since January 2011. Since 1986, Mr. Olson has served as chief executive officer of Parts Depot Inc., a wholesale automotive replacement parts and supplies business in Salem, Virginia. From 1980 to 1985, Mr. Olson served as the president of Brake Systems, Inc., and from 1973 to 1980, Mr. Olson served in various positions at Bendix Corporation, an automotive safety brake and control systems company, including as general manager of the fram/autolite division, general manager of the Bendix automotive aftermarket division and corporate staff consultant. From 1968 to 1973, Mr. Olson served as a management consultant and project leader of Booz, Allen & Hamilton, a management and technology consultant firm. Mr. Olson earned a bachelor of arts degree from the University of Minnesota.

Among other skills and qualifications, Mr. Olson brings to our Board of Directors executive leadership and management experience gained from his ongoing service as chief executive officer of Parts Depot for more than 20 years.

Dr. William J. Perry has served on our Board of Directors since 2008. Dr. Perry is a Professor Emeritus at Stanford University, where he is co-director of the Preventive Defense Project. His previous academic experience includes professor (half-time) at Stanford from 1988 to 1993, when he was the co-director of the Center for International Security and Arms Control. Dr. Perry also served as a part-time lecturer in the Department of Mathematics at Santa Clara University from 1971 to 1977. Dr. Perry was the nineteenth United States Secretary of Defense, serving from February 1994 to January 1997. Dr. Perry's previous government experience was as Deputy Secretary of Defense (1993–94) and undersecretary of defense for research and engineering (1977–81). Dr. Perry's business experience includes serving as a laboratory director for General Telephone and Electronics (1954–64); founding and serving as chief executive officer of Electromagnetic Systems Laboratory, Inc. (ESL) (1964–77); serving as executive vice-president of Hambrecht & Quist (1981–85); and founding and serving as the chairman of Technology Strategies and Alliances (1985–93). From 1997 to 2000, Dr. Perry served on the boards of directors of The Boeing Company and United Technologies Corporation. Dr. Perry currently serves on the boards of directors of Lucent Government Systems (a subsidiary of Alcatel–Lucent), CoVant Technologies, LLC, Acuitus and Xyleco. Dr. Perry earned a bachelor of science degree and a master's degree from Stanford University and a doctor of philosophy degree from Pennsylvania State University, all in mathematics.

Among other skills and qualifications, Dr. Perry brings to our Board of Directors executive leadership and management experience, government experience and previous public company board experience.

Virapan Pulges has served on our Board of Directors since 2000. Since May 2005, Mr. Pulges has served as managing director of TICON Industrial Connection Public Co., Ltd., an industrial property development company. From May 2005 to July 2010, Mr. Pulges served as a consultant to H&Q Asia Pacific for its investments in Thailand. From 1990 to 2005, Mr. Pulges served as the managing director of H&Q (Thailand) Ltd., a private equity firm, where he was responsible for investments in Thailand. Prior to joining H&Q (Thailand) Ltd., from 1983 to 1989, Mr. Pulges was the assistant managing director of Thai Seri Cold Storage Co., Ltd., a frozen seafood processing and exporting company. Mr. Pulges serves as a director of the Thai Venture Capital Association (TVCA) and the Singapore-Thai Chamber of Commerce. Mr. Pulges was a founding member of TVCA in 1996 and, from 1999 to 2005, he served as a director and the president of TVCA. Mr. Pulges also serves on the boards of directors of SVI Public Co., Ltd., Thai Cane Paper Public Co., Ltd. and TICON Industrial Connection Public Co., Ltd. Mr. Pulges earned a bachelor of science degree with special honors in electrical engineering and computer science and a master's degree in electrical engineering from the University of Colorado, Boulder.

Among other skills and qualifications, Mr. Pulges brings to our Board of Directors executive leadership and management experience and finance experience, having previously managed investments for H&Q (Thailand) Ltd. for 15 years.

Compensation of Directors

Compensation for Fiscal 2011

The following table presents information regarding the compensation paid during fiscal 2011 to individuals who were members of our Board of Directors at any time during fiscal 2011 and who were not also our employees. We refer to those directors as non-employee directors. Mr. Mitchell does not receive additional compensation for his service as a director.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)(2)	Option Awards ($) (1)(2)	Total ($)
Mr. Christensen	39,500	118,564	—	158,064
Dr. Hsu	41,000	118,564	—	159,564
Mr. Kelly	25,000	90,740	159,579	275,319
Dr. Levinson	35,000	118,564	—	153,564
Mr. Olson	44,750	118,564	—	163,314
Dr. Perry	45,500	118,564	—	164,064
Mr. Pulges	45,500	118,564	—	164,064

(1) Reflects the aggregate grant date fair value of the shares in accordance with FASB Accounting Standards Codification topic 718 ("ASC 718"). The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended June 24, 2011, filed with the SEC on August 31, 2011. These amounts do not correspond to the actual value that will be realized by the directors.

(2) The following table presents the aggregate number of shares underlying unvested stock awards and outstanding options held by each of our non-employee directors as of the end of fiscal 2011.

Name	Aggregate Number of Shares Underlying Unvested Stock Awards	Aggregate Number of Shares Underlying Outstanding Options
Mr. Christensen	3,700	30,000
Dr. Hsu	3,700	—
Mr. Kelly	3,700	30,000
Dr. Levinson	3,700	—
Mr. Olson	3,700	—
Dr. Perry	3,700	30,000
Mr. Pulges	3,700	—

Standard Director Compensation Arrangements

Non-employee directors receive the following cash compensation for their service on our Board of Directors:

- an annual retainer of $25,000;
- $2,500 for each board meeting attended in person;
- $1,000 for each board meeting attended by video or teleconference;
- $15,000 per year for serving as Chairman of the Board of Directors (applicable only if the chairman is a non-employee director);
- $15,000 per year for serving as lead independent director of the Board of Directors (applicable only if the chairman is an employee director);
- $3,000 per year for each member of the Audit Committee (or $15,000 if such member is the chairperson);
- $3,000 per year for each member of the Compensation Committee (or $7,500 if such member is the chairperson); and
- $3,000 per year for each member of the Nominating and Corporate Governance Committee (or $7,500 if such member is the chairperson).

Non-employee directors also receive the following equity compensation for their service on our Board of Directors:

- upon joining our Board of Directors, an option to purchase 30,000 ordinary shares (the "Initial Grant"); and
- on the date of each annual shareholder meeting, an award of restricted stock units valued at $80,000 based on the closing price of our ordinary shares on the date of each such annual shareholder meeting (an "Ongoing Grant").

Share options granted pursuant to the Initial Grant will vest and become exercisable over a four-year period, at a rate of 25% on the one-year anniversary of the vesting commencement date and then at a rate of 1/48th per month thereafter, provided the director continues to serve through such dates. Restricted stock units awarded pursuant to an Ongoing Grant will vest as to 100% of the restricted stock units on the last business day prior to the next year's annual shareholder meeting, provided the director continues to serve through such date.

See "Corporate Governance Matters" below for additional information regarding our Board of Directors.

PROPOSAL TWO

ADVISORY VOTE REGARDING COMPENSATION PAID TO NAMED EXECUTIVE OFFICERS

General

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") enables shareholders to vote to approve, on an advisory or non-binding basis, the compensation of our named executive officers (or "Named Officers") as disclosed in this proxy statement in accordance with rules of the SEC.

As described in detail under the heading "Executive Compensation—Compensation Discussion and Analysis," Fabrinet's compensation philosophy is to provide competitive compensation opportunities to attract, retain and motivate qualified executives, and to align the interests of executives with the interests of shareholders. Fabrinet has designed its compensation programs to encourage the achievement of overall financial results, including consistent revenue growth and profitability, and to encourage role specific individual contributions by our Named Officers.

We urge shareholders to read the "Compensation Discussion and Analysis" in this proxy statement, which describes in more detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the compensation tables and the narrative discussion following the compensation tables. We are asking for shareholder approval of the compensation paid to our Named Officers as disclosed in this proxy statement in accordance with SEC rules. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our Named Officers and the policies and practices described in this proxy statement.

While this advisory vote on executive compensation is non-binding, our Board of Directors and the Compensation Committee value the opinions of shareholders and, to the extent there is any significant vote against the Named Officer compensation as disclosed in this proxy statement, will consider those shareholders' concerns and evaluate whether any actions are necessary to address those concerns.

Accordingly, you are being asked to vote on the following resolution at the Annual Meeting:

> "RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of Fabrinet's named executive officers, as disclosed in Fabrinet's Proxy Statement for the 2011 Annual Meeting of Shareholders pursuant to the executive compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables, and related narrative disclosures."

Recommendation of the Board of Directors

The Board of Directors recommends a vote "**FOR**" the approval of the compensation paid to our Named Officers.

PROPOSAL THREE

ADVISORY VOTE REGARDING THE FREQUENCY OF HOLDING FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION

General

The Dodd-Frank Act also enables shareholders to vote, on an advisory or non-binding basis, on how frequently they would like to cast an advisory vote on the compensation of our Named Officers. By voting on this proposal, you may indicate whether you would prefer an advisory vote on Named Officer compensation once every year, every two years or every three years, or you may abstain from voting.

After careful consideration of the frequency alternatives, the Board of Directors believes that conducting an advisory vote on executive compensation every year is appropriate for Fabrinet and its shareholders at this time. The Board of Directors has determined that an annual advisory vote on executive compensation will allow shareholders to provide timely input on Fabrinet's executive compensation philosophy, policies and practices as disclosed in the proxy statement each year. We recognize that our shareholders may have different views as to what is the best approach for Fabrinet, and we look forward to hearing from our shareholders on this proposal.

Recommendation of the Board of Directors

The Board of Directors recommends that shareholders vote to hold future advisory votes on executive compensation every "**1 YEAR**."

PROPOSAL FOUR

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

General

The Audit Committee has appointed PricewaterhouseCoopers ABAS Ltd. ("PWC") as our independent registered public accounting firm for our fiscal year ending June 29, 2012. Although ratification by shareholders is not required by any applicable legal requirements, our Board of Directors has determined that it is desirable to request ratification of this selection by our shareholders. Notwithstanding its selection, the Audit Committee, in its discretion, may appoint a new independent registered public accounting firm at any time during the year if the Audit Committee believes that such a change would be in the best interests of Fabrinet and its shareholders. If our shareholders do not ratify the appointment of PWC, the Audit Committee may reconsider its selection.

A representative of PWC is expected to be present at the meeting, will have the opportunity to make a statement if he or she desires to do so, and is expected to be available to respond to appropriate questions.

Recommendation of the Board of Directors

The Board of Directors recommends a vote "**FOR**" the ratification of the appointment of PricewaterhouseCoopers ABAS Ltd. as Fabrinet's independent registered public accounting firm for the fiscal year ending June 29, 2012.

Accounting Fees

The following table presents fees paid or accrued by Fabrinet for audit and other services rendered by PWC for fiscal 2011 and fiscal 2010.

	Fiscal 2011	Fiscal 2010
Audit Fees (1)	$795,777	$854,450
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	$795,777	$854,450

(1) Audit Fees consist of fees for professional services provided in connection with the audit of our annual consolidated financial statements, the review of our quarterly consolidated financial statements, and audit services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements for those fiscal years, such as statutory audits. The fees also include services in connection with our secondary public offering in March 2011, including comfort letters, consents and review of documents filed with the SEC.

Pre-Approval of Audit and Non-Audit Services

Pursuant to its charter, the Audit Committee is required to (1) review and approve, in advance, the scope and plans for all audits and audit fees and (2) approve, in advance, all non-audit services to be performed by our independent auditors.

All services and fees of PWC were pre-approved by the Audit Committee.

AUDIT COMMITTEE REPORT

The Audit Committee assists our Board of Directors in fulfilling its responsibilities for oversight of the integrity of our financial statements, our internal accounting and financial controls, our compliance with legal and regulatory requirements, the organization and performance of our internal audit function and the qualifications, independence and performance of our independent registered public accounting firm.

Our management is responsible for establishing and maintaining internal controls and for preparing our consolidated financial statements. The independent registered public accounting firm is responsible for auditing the financial statements. It is the responsibility of the Audit Committee to oversee these activities.

The Audit Committee has:

- Reviewed and discussed the audited financial statements with management and with PricewaterhouseCoopers ABAS Ltd., our independent registered public accounting firm;
- Discussed with PricewaterhouseCoopers ABAS Ltd. the matters required to be discussed by the Statement on Auditing Standards No. 61, *Communications with Audit Committees*, as amended, and as adopted by the Public Company Accounting Oversight Board; and
- Received the written disclosures and the letter from PricewaterhouseCoopers ABAS Ltd. required by applicable requirements of the Public Company Accounting Oversight Board regarding PricewaterhouseCoopers ABAS Ltd.'s communications with the Audit Committee concerning independence and has discussed with PricewaterhouseCoopers ABAS Ltd. its independence.

Based upon these discussions and review, the Audit Committee recommended to our Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended June 24, 2011 for filing with the United States Securities and Exchange Commission.

Respectfully submitted by the members of the Audit Committee of the Board of Directors.

Thomas F. Kelly (Chairman)
Mark Christensen
Virapan Pulges

CORPORATE GOVERNANCE MATTERS

Corporate Governance Guidelines

We have adopted Corporate Governance Guidelines to establish the corporate governance policies pursuant to which our Board of Directors intends to conduct its oversight of our business in accordance with its fiduciary duties. The Corporate Governance Guidelines are available in the "Investors—Governance" section of our website at www.fabrinet.com.

Code of Business Conduct

We are committed to maintaining the highest standards of ethical conduct, with business practices and principles of behavior that support this commitment. Accordingly, our Board of Directors has adopted a Code of Business Conduct, which is applicable to all of our directors, officers (including our principal executive officer and senior financial and accounting officers) and employees. The Code of Business Conduct is available in the "Investors—Governance" section of our website at www.fabrinet.com. We will disclose on our website any amendments to the Code of Business Conduct, as well as any waivers, that are required to be disclosed by SEC or NYSE rules.

Board Leadership Structure

Mr. Mitchell currently serves as chairman of our Board of Directors and as our chief executive officer. Our Corporate Governance Guidelines provide that our Board of Directors will fill the chairman and chief executive officer (CEO) positions based upon what it believes is in our best interests at any point in time. Currently, our Board of Directors does not require separation of the chairman and CEO positions or the chairman to be a non-employee director. Our Board of Directors believes that as CEO, Mr. Mitchell is in the best position to direct the focus and attention of our Board of Directors to the areas most relevant for us and our shareholders as Mr. Mitchell is the most familiar with our business, industry and strategic priorities. By combining the role of chairman and CEO, Mr. Mitchell is able to provide strong and valuable leadership for us both internally and externally.

In addition, our Corporate Governance Guidelines provide that if the CEO is also the chairman, our Board of Directors shall select, at its first regular meeting following each annual shareholder meeting, a lead independent director. Rollance Olson has served as our lead independent director since January 2011. The lead independent director's duties include coordinating the activities of the independent and other non-employee directors, coordinating the agenda for and moderating sessions of the independent and other non-employee directors, and facilitating communications among our entire Board of Directors.

Our independent directors generally meet in executive session at each regularly scheduled meeting of our Board of Directors, and at such other times as necessary or appropriate as determined by the independent directors. Our lead independent director presides at such executive sessions of the Board of Directors.

Risk Oversight

Our Board of Directors is responsible for the oversight of our enterprise risk management. Together with its committees, our Board of Directors ensures that any material risks relevant to us or our business are appropriately considered and addressed. Our management team is responsible for day-to-day risk management. Management's responsibilities include identifying, evaluating and addressing potential risks that may exist at the enterprise, strategic, financial and operating levels and the development of processes for mitigating these risks, and our Board of Directors, together with its committees, oversees management in its execution of these responsibilities. At periodic meetings of our Board of Directors and board committees and in other meetings and discussions, management reports to and seeks guidance from the board and its committees, as applicable, with respect to matters that could affect our business. In addition, our general counsel and our outside corporate counsel provide reports of legal risks to the Audit Committee and our Board of Directors. Similarly, our chief financial officer provides reports to the Audit Committee concerning financial, tax and audit related risks. In addition, the Audit Committee receives periodic reports from management on our compliance programs and efforts, investment policy and practices.

Our Board of Directors reviews the strategic, financial and operational risks inherent in our business through its consideration of the various matters presented to the board or its committees by management for review or approval. Furthermore, each board committee regularly reviews and evaluates various aspects of enterprise risk as part of its specific functions and responsibilities delegated by our Board of Directors. The Audit Committee considers risk in connection with its oversight of our financial review and reporting processes and regulatory and corporate compliance matters. In addition, the Audit Committee is responsible for the oversight and review of certain risk management policies, including our insurance, investment and business continuity policies. The Compensation Committee considers risk in connection with its oversight of the design and administration of our compensation policies, plans and programs. The Nominating and Corporate Governance Committee considers risk in connection with its oversight of our governance structure, policies and processes, including conflicts of interest (other than related party transactions reviewed by the Audit Committee).

We believe that our Board of Directors' role is consistent with our leadership structure, with our CEO and management primarily responsible for enterprise risk management and our Board of Directors and its committees providing oversight of such efforts.

Contacting our Board of Directors

Shareholders may communicate with our lead independent director by emailing leadindependentdirector@fabrinet.com. Communications received at this email address are automatically routed directly to our lead independent director. Shareholders who wish to communicate with our Board of Directors may do so by sending an email to board@fabrinet.com or a written communication addressed to Fabrinet, c/o Fabrinet USA, Inc., 4104 24th Street, Suite 345, San Francisco, California 94114, Attention: Board of Directors. Our general counsel reviews all incoming shareholder communications (except for communications sent directly to the lead independent director, mass mailings, product complaints or inquiries, job inquiries, business solicitations and patently offensive or otherwise inappropriate material) and, if appropriate, routes such communications to the appropriate member(s) of our Board of Directors, or if none is specified, to the Chairman of the Board.

Attendance at Annual Meetings of Shareholders by our Board of Directors

Although we do not have a formal policy regarding attendance by members of our Board of Directors at our annual meeting of shareholders, we encourage, but do not require, directors to attend. Six directors attended our 2010 annual meeting of shareholders.

Director Independence

Our Board of Directors has reviewed the independence of each director and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our Board of Directors determined that Mr. Christensen, Mr. Kelly, Dr. Levinson, Mr. Olson, Dr. Perry and Mr. Pulges, representing six of our eight directors, are independent within the meaning of the NYSE and SEC director independence standards, as currently in effect. Our board's independence determination was based on information provided by our directors and discussions among our officers and directors.

Board Meetings and Committees

During fiscal 2011, our Board of Directors held five meetings and also took certain actions by written consent. Each of our directors attended at least 75% of the meetings of the board and committees on which he served during fiscal 2011. Our Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee, each of which has the composition and responsibilities described below.

Audit Committee

The Audit Committee currently consists of Messrs. Christensen, Kelly (chairman) and Pulges, each of whom is "independent" within the meaning of NYSE and SEC rules. Our Board of Directors has determined that Mr. Kelly qualifies as an "audit committee financial expert" under SEC rules. The Audit Committee held five meetings during fiscal 2011.

Among other responsibilities, the Audit Committee (1) oversees our accounting and financial reporting processes and the audit of our financial statements, (2) assists our Board of Directors in overseeing the integrity of our financial statements (including, without limitation, internal control over financial reporting), (3) oversees our compliance with ethics policies and legal and regulatory requirements, (4) oversees the performance of our independent auditors, (5) prepares the disclosure required by applicable law and SEC rules, and (6) provides to our Board of Directors such information and materials as it may deem necessary to make our Board of Directors aware of significant financial matters that require the attention of our Board of Directors. The Audit Committee acts pursuant to a written charter adopted by our Board of Directors, which is available in the "Investors—Governance" section of our website at www.fabrinet.com.

The Audit Committee report is included in this proxy statement on page 16.

Compensation Committee

The Compensation Committee currently consists of Dr. Levinson (chairman) and Mr. Pulges, each of whom is "independent" within the meaning of NYSE rules. In addition, our Board of Directors has determined that Dr. Levinson and Mr. Pulges meet the requirements of the non-employee director definition of Rule 16b-3 promulgated under the Exchange Act and the outside director definition of Section 162(m) of the Internal Revenue Code, as amended. The Compensation Committee held four meetings during fiscal 2011.

Among other responsibilities, the Compensation Committee (1) develops, reviews and approves our overall compensation policies and goals, including policies and forms of compensation provided to our directors and executive officers, (2) monitors and reviews matters related to succession planning for our executives officers, (3) administers our equity compensation plans, and (4) produces an annual report on executive officer compensation for inclusion in our annual proxy statement. The Compensation Committee acts pursuant to a written charter adopted by our Board of Directors, which is available in the "Investors—Governance" section of our website at www.fabrinet.com.

The Compensation Committee report is included in this proxy statement on page 29.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee currently consists of Mr. Olson and Dr. Perry (chairman), each of whom is "independent" within the meaning of the NYSE rules. The Nominating and Corporate Governance Committee held two meetings during fiscal 2011.

Among other responsibilities, the Nominating and Corporate Governance Committee (1) assists our Board of Directors in identifying prospective director nominees, (2) recommends candidates for election to our Board of

Directors at each annual meeting of shareholders, (3) develops and recommends corporate governance principles, (4) reviews and recommends directors to serve on each board committee, and (5) oversees the annual evaluation of our Board of Directors, board committees and management. The Nominating and Corporate Governance Committee acts pursuant to a written charter adopted by our Board of Directors, which is available in the "Investors—Governance" section of our website at www.fabrinet.com.

The Nominating and Corporate Governance Committee will consider recommendations of candidates for election to our Board of Directors submitted by shareholders of Fabrinet; for more information, see "Process for Recommending Candidates for Election to the Board of Directors" below.

Compensation Committee Interlocks and Insider Participation

During fiscal 2011, Dr. Hsu, Dr. Levinson and Mr. Pulges served as members of the Compensation Committee. None of the members of the Compensation Committee is or has in the past served as an officer or employee of Fabrinet. None of our executive officers serves as a member of the Board of Directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

Process for Recommending Candidates for Election to the Board of Directors

The Nominating and Corporate Governance Committee is responsible for, among other things, determining the criteria for membership to our Board of Directors and recommending candidates for election to our Board of Directors. The Nominating and Corporate Governance Committee will consider recommendations from shareholders for candidates to serve on our Board of Directors. There are no differences in the manner by which the Nominating and Corporate Governance Committee evaluates nominees for director based on whether the nominee is recommended by a shareholder or our Board of Directors.

Shareholder Recommendations and Nominees

Shareholder recommendations for candidates to our Board of Directors must be directed in writing to our Corporate Secretary, c/o Fabrinet USA, Inc., 4104 24th Street, Suite 345, San Francisco, California 94114 and must include (1) the candidate's name, age, business address and residence address, (2) the candidate's principal occupation or employment, (3) the class and number of shares that are held of record or beneficially owned by the candidate and any derivative positions held or beneficially held by the candidate, (4) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of the candidate with respect to any of our securities, and a description of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of our shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit of share price changes for, or to increase or decrease the voting power of the candidate, (5) a description of all arrangements or understandings between the nominating shareholder and each candidate and any other person or persons pursuant to which the nominations are to be made by the nominating shareholder, (6) a written statement executed by the candidate acknowledging that as a director, the candidate will owe a fiduciary duty under Cayman Islands law with respect to Fabrinet and its shareholders, and (7) any other information relating to the candidate that would be required to be disclosed about such candidate if proxies were being solicited for the election of the candidate as a director, or that is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including, without limitation, the candidate's written consent to being named in the proxy statement, if any, as a nominee and to serving as a director if elected).

Shareholder recommendations for candidates to our Board of Directors must also contain specified information about the shareholder proposing such nomination. For more information, please refer to our memorandum and articles of association, which may be obtained by writing to our Corporate Secretary, c/o Fabrinet USA, Inc., 4104 24th Street, Suite 345, San Francisco, California 94114, or by accessing Fabrinet's filings on the SEC's website at www.sec.gov.

Director Qualifications

The Nominating and Corporate Governance Committee will evaluate and recommend candidates for membership on our Board of Directors consistent with criteria established by the committee. The consideration of any candidate for director will be based on the committee's assessment of the individual's background, experience, skills and abilities, and if such characteristics qualify the individual to fulfill the needs of our Board of Directors at that time. While the Nominating and Corporate Governance Committee has not established specific minimum qualifications or a formal diversity policy for director candidates, the committee believes that candidates and nominees should reflect a Board of Directors that is predominately independent and that is comprised of directors who (1) are of high integrity, (2) have broad, business-related knowledge and experience, (3) have qualifications that will increase overall board effectiveness, (4) have diverse backgrounds and perspectives, and (5) meet other requirements as may be required by applicable rules, such as financial literacy or financial expertise with respect to Audit Committee members.

Identification and Evaluation of Director Nominees

The Nominating and Corporate Governance Committee uses a variety of methods for identifying and evaluating director nominees. The committee assesses the appropriate size and composition of our Board of Directors, the needs of our Board of Directors and board committees and the qualifications of candidates in light of these needs. Candidates may come to the attention of the Nominating and Corporate Governance Committee through shareholders, management, current members of our Board of Directors or search firms. The evaluation of these candidates may be based solely upon information provided to the committee or may also include discussions with persons familiar with the candidate, an interview of the candidate or other actions the committee deems appropriate, including the use of third parties to review candidates.

EXECUTIVE OFFICERS

The names of our executive officers, their ages, their positions with us and other biographical information as of September 24, 2011, are set forth below. There are no family relationships among any of our directors or executive officers.

Name	Age	Position*
David T. Mitchell	69	Chief Executive Officer and Chairman of the Board of Directors
Dr. Harpal Gill	58	President and Chief Operating Officer; Executive Vice President, Operations of Fabrinet Co., Ltd.; Vice President, Operations of Fabrinet USA, Inc.
Mark J. Schwartz	44	Executive Vice President, Chief Financial Officer and Secretary; President of Fabrinet USA, Inc.

* Unless otherwise noted, all positions are with Fabrinet.

David T. Mitchell. For Mr. Mitchell's biography, please see "Proposal One—Election of Directors—Information About Directors and Director Nominees" above.

Dr. Harpal Gill has served as our president and chief operating officer since January 2011, our executive vice president, chief operating officer since March 2009, executive vice president, operations of Fabrinet Co., Ltd. since July 2007, and vice president, operations of Fabrinet USA, Inc. since joining us in May 2005. From July 2003 to January 2005, Dr. Gill served as vice president of engineering and then senior vice president of engineering for Maxtor Corporation, a disk drive manufacturer. From January 1999 to July 2003, Dr. Gill served as the vice president of engineering for Read Rite Corporation, a supplier of magnetic recording heads for data storage devices. From June 1996 to October 1998, Dr. Gill served as the managing director of JTS Corp., a disk drive manufacturer. Dr. Gill has also held senior management positions with Seagate Technology and Stanton Automation. Dr. Gill earned a bachelor of science degree in mechanical engineering from Brunel University and a doctor of philosophy degree in engineering from the University of Bradford.

Mark J. Schwartz has served as our executive vice president, chief financial officer and secretary and as president of Fabrinet USA, Inc. since March 2004. Mr. Schwartz was previously our secretary and senior vice president, global finance of Fabrinet USA, Inc. from May 2000 to March 2004. From 1997 to May 2000, Mr. Schwartz practiced corporate law at Morgan Franich, Fredkin & Marsh in San Jose, California where he specialized in corporate finance, mergers and acquisitions and technology licensing. Mr. Schwartz earned a bachelor of business administration degree from the University of Miami and a juris doctor degree from the University of San Diego.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section contains a discussion of the material elements of compensation awarded to, earned by or paid to our principal executive officer, principal financial officer, and the other individuals included in the Summary Compensation Table below. We refer to these individuals as our "Named Officers" in this proxy statement.

Executive Compensation Program Objectives and Overview

Our executive compensation programs are intended to achieve three fundamental objectives: (1) attract, retain and motivate qualified executives; (2) hold executives accountable for performance; and (3) align executives' interests with the interests of our shareholders. In structuring and designing our executive compensation programs, we are guided by the following basic philosophies:

- *Competition.* We should provide competitive compensation opportunities with respect to our industry so that we can attract, retain and motivate qualified executives.
- *Alignment with Shareholder Interests.* A substantial portion of compensation should be contingent on our performance for our shareholders, to align the interests of executives with the interests of our shareholders and to hold the executives accountable for our performance.

As described in more detail below, the material elements of our executive compensation programs for our Named Officers include a base salary, cash bonus plan and long-term equity incentive awards. In addition, our Named Officers may participate in our 401(k) plan and employee benefit programs on substantially the same terms as our other employees. Our Named Officers are also entitled to certain perquisites and personal benefits and, in some cases, may be entitled to severance benefits upon certain terminations of their employment with us.

We believe that each element of our executive compensation program helps us to achieve one or more of our compensation objectives. The table below lists each material element of our executive compensation program and the compensation objective or objectives that it is designed to achieve.

Compensation Element	Compensation Objectives Designed to be Achieved
Base Salary	• Attract, retain and motivate qualified executives
Perquisites and Personal Benefits	• Attract, retain and motivate qualified executives
Long-Term Equity Incentives	• Align executives' interests with those of shareholders
	• Hold executives accountable for our performance
	• Attract, retain and motivate qualified executives
Cash Bonus Plan	• Align executives' interests with those of shareholders
	• Hold executives accountable for our performance
	• Attract, retain and motivate qualified executives
Severance and Other Benefits Upon Termination of Employment	• Attract, retain and motivate qualified executives

The individual compensation elements are intended to create a total compensation package for each Named Officer that we believe achieves our compensation objectives and provides competitive compensation opportunities.

During fiscal 2011, the Compensation Committee determined the executive compensation programs for our Named Officers. In making its decisions, the Compensation Committee retained an independent compensation consultant and reviewed benchmark compensation data provided by the independent compensation consultant. We have periodically reviewed compensation data regarding total compensation of executives in comparable companies in our industry through public filings and data provided by our compensation consultant, including data taken from the Radford Executive Survey, to ensure that we provide a competitive executive compensation program to retain and attract highly qualified executives. However, any review of such public information has not resulted in any change to an executive's compensation, but merely reiterated that we were within a competitive range, namely within the 50th to 75th percentile of our peer group. Other than ensuring our compensation programs were within such a competitive range, we did not use such data in making specific determinations about any of our executives' compensation.

Role and Authority of the Compensation Committee

The Compensation Committee is responsible for overseeing our compensation policies and goals and administering our equity compensation plans and executive incentive plan, including approving target bonuses and actual bonuses. Additionally, either independently or with the independent members of our Board of Directors, the Compensation Committee is responsible for reviewing and approving our chief executive officer's compensation. The Compensation Committee also reviews and approves compensation plans and arrangements for our Named Officers and recommends to our Board of Directors compensation for our Named Officers.

In early fiscal 2011, the Compensation Committee delegated limited authority to a committee consisting of our chief executive officer and the chief financial officer (the "Equity Award Committee") to grant equity awards under our 2010 Performance Incentive Plan only with respect to consultants, new hires and promotions for employees below the level of vice president (and with respect to new hires, who are not expected to shortly thereafter become a vice president or above). The delegation of authority to the Equity Award Committee was not exclusive; the Board of Directors and the Compensation Committee have retained the right to formally approve equity award grants as well. In any fiscal year, the Equity Award Committee may grant, in the aggregate, share options and share appreciation rights, restricted share units, restricted shares or other full-value awards covering no more than the number of shares that have been budgeted and approved by the Compensation Committee for such fiscal year. Although the Equity Award Committee was formed in fiscal 2011, the Equity Award Committee did not take action during fiscal 2011 and the Compensation Committee did not approve a budget of equity awards for the Equity Award Committee for fiscal 2011. The Compensation Committee has not delegated any of its authority with respect to any component of the compensation of our Named Officers.

The Compensation Committee's role is detailed in the Compensation Committee Charter, which was adopted by our Board of Directors on January 25, 2010. The Compensation Committee Charter is available on our website at www.fabrinet.com. The Compensation Committee held a total of four meetings during fiscal 2011.

Role and Authority of Our Chief Executive Officer in Compensation Decisions

During late fiscal 2010, Mr. Mitchell reviewed the performance of our Named Officers and made recommendations to the Compensation Committee regarding compensation of our Named Officers (other than himself). Although Mr. Mitchell considered performance assessment and recommendations from other senior executive officers, he generally performed an independent review of each Named Officer. Mr. Mitchell's performance assessment of each Named Officer generally addressed financial and non-financial objectives, the Named Officer's length of service, the Named Officer's individual performance over a given year, and competitive market data for the Named Officer's position as provided by Frederick W. Cook & Company, or FWC, an independent business and compensation consulting firm. In establishing compensation for a Named Officer, our Compensation Committee used its discretion in determining whether to take into account Mr. Mitchell's recommendations for that executive officer and was not bound by Mr. Mitchell's recommendations.

Role of Compensation Consultant

For fiscal 2011, we continued to engage FWC with respect to the compensation of our Named Officers to assist the Compensation Committee in discharging its duties.

Although Fabrinet pays FWC's fees, FWC reports directly to the Compensation Committee and the Compensation Committee retains authority to hire or fire its compensation consultants. During fiscal 2011, FWC provided the Compensation Committee with peer group proxy and other publicly disclosed data related to Named Officers and other officers. FWC also provided certain services on behalf of the Compensation Committee primarily related to compiling market data and advice regarding general compensation trends in the industry among similarly situated companies. The Compensation Committee may request that FWC attend its meetings and advise the Compensation Committee either in person or by telephone.

In fiscal 2011, FWC did not provide services to Fabrinet relating to non-executive compensation.

Peer Companies

In analyzing our executive compensation program, FWC used a peer group of companies that were selected based on their respective businesses, revenues, market capitalization and number of employees. The peer group generally represented companies with revenues of less than $2.6 billion and market capitalization of less than $1 billion, with businesses generally classified as either communications equipment or electronic equipment and components which reflects our company currently and at the time the companies were selected.

Data on the compensation practices of the peer companies generally was gathered through publicly available information and other data collected by FWC. Mr. Mitchell and the Compensation Committee reviewed the data presented on each company within the peer group both individually and collectively to arrive at a final market data point for comparative purposes. By utilizing the criteria described above, the Compensation Committee eliminated the companies listed below and added the companies listed below to the proxy peer group for fiscal 2011.

The eliminated companies and the reason for elimination are below:

Benchmark Electronics, Inc.—market capitalization greater than $1 billion
Ciena Corporation—market capitalization greater than $1 billion
JDS Uniphase Corporation—market capitalization greater than $1 billion
Plexus Corporation—market capitalization greater than $1 billion
Rogers Corporation—market capitalization greater than $1 billion
Technitrol, Inc.—market capitalization greater than $1 billion

The companies added for fiscal 2011 and the reason for inclusion are below:

Emcore Corporation—market capitalization of less than $1 billion.
Oclaro, Inc.—market capitalization of less than $1 billion

The fiscal 2011 peer companies consisted of the following:

- Checkpoint Systems, Inc.
- Coherent, Inc.
- Daktronics Inc.
- Electro Scientific Industries, Inc.
- Emcore Corporation
- Infinera Corporation
- IPG Photonics Corporation
- Methode Electronics, Inc.
- MTS Systems Corporation
- Newport Corporation
- Opnext, Inc.
- Oclaro, Inc
- Park Electromechanical Corporation
- Rofin Sinar Technologies, Inc.
- TTM Technologies, Inc.

Executive Compensation Program Elements

Base Salaries

The Compensation Committee reviews the base salary levels for our Named Officers on an annual basis, without any executive involvement in the final determination (although it does take into account Mr. Mitchell's recommendations for Named Officers other than himself), after full consideration of the recommendations provided by an independent compensation consultant which may include reviewing industry practices within comparable companies and benchmarking each executive's future salary increases to be consistent with other companies within our industry and financial comparative group. In reviewing the specific fiscal 2011 salary levels for each Named Officer, the Compensation Committee assessed the executive's past performance and expected future contributions, as well as evaluated the recommendations provided by FWC, and determined that the base salaries of our Named Officers should continue to be targeted at approximately the median of our peer group so that we can continue to achieve the executive compensation objectives set forth above. After reviewing FWC's data and each Named Officer's past performance and expected future contributions, the Compensation Committee determined to make no adjustments to the base salaries for our Named Officers as each Named Officer's base salary level was within the approximate median of our peer group and the Compensation Committee felt that base salary levels were sufficient to achieve the compensation objectives discussed above.

The Compensation Committee approved the following base salaries of the Named Officers (which remained unchanged from fiscal 2010) for fiscal 2011.

Named Officer	Fiscal 2010 Base Salary	Fiscal 2011 Base Salary
Mr. Mitchell	$450,000	$450,000
Dr. Gill	$475,000	$475,000
Mr. Schwartz	$375,000	$375,000
Mr. Mani*	$375,000	$375,000

* Mr. Mani left Fabrinet in February 2011.

Perquisites and Personal Benefits

In addition to base salaries, we provide our Named Officers with certain perquisites and personal benefits. We believe that perquisites and personal benefits are a tax-advantaged way to provide our Named Officers with additional annual compensation that supplements their base salaries. We do not establish the value of each Named Officer's perquisites and personal benefits in a vacuum or as some form of compensation "add on."

Instead, we view the value of the perquisites as another component of annual compensation that is merely paid in a different form. When determining each Named Officer's base salary, we take the value of each Named Officer's perquisites and personal benefits into consideration.

The perquisites and personal benefits paid to each Named Officer in fiscal 2011 are reported in the "All Other Compensation" column of the Summary Compensation Table below, and are further described in the footnotes to the Summary Compensation Table.

Long-Term Equity Incentives

Our policy is that the long-term compensation of our Named Officers should be directly linked to the value provided to our shareholders. Therefore, we have historically made grants of share options to provide further incentives to our executives to increase shareholder value. We base our award grants to executives on a number of factors, including the executive's position and total compensation package, and the executive's contribution to the success of our financial performance, but no benchmarks were used when determining the size of the grants. In addition, the size, frequency and type of long-term incentive grants may be determined on the basis of tax consequences of the grants to the individual and to us, and the accounting impact and potential dilution effects. Prior to our initial public offering, we granted share options to our Named Officers with an exercise price as determined by our Board of Directors. Following our initial public offering, the exercise price of any share option grant is determined based on the last reported sale price of our ordinary shares on the NYSE as of the share option grant date.

Share options also function as a retention incentive for our executives as they vest ratably over the four-year period after the date of grant. During fiscal 2011, the Compensation Committee granted share options under our 2010 Performance Incentive Plan to each of our Named Officers in conjunction with establishing the 2011 Executive Incentive Plan (the "2011 Bonus Plan"), to provide our Named Officers with the intended mix of compensation elements that reinforce our pay philosophies. The Compensation Committee and FWC reviewed the grants and deemed them appropriate given that Mr. Mitchell had never received an option grant, and Mr. Schwartz and Mr. Mani had not received an option grant in more than six years. Dr. Gill also received an option grant based on internal equity considerations. The options vest monthly over four years, subject to continued service with us. We do not currently have a stock ownership policy for our Named Officers. However, all of our Named Officers own shares of our common stock or vested, but unexercised, equity awards.

The following table sets forth the equity awards granted to each of our Named Officers during fiscal 2011:

Named Officer	Number of Shares Underlying Stock Option Grant
Mr. Mitchell	225,000
Dr. Gill	67,500
Mr. Schwartz	56,250
Mr. Mani	56,250

Cash Bonus Plan

In October 2010, following discussions with FWC and after considering management's recommendation, the Compensation Committee approved the 2011 Bonus Plan. During fiscal 2009, the Compensation Committee requested FWC to provide an analysis regarding market practices to assist the Compensation Committee in reviewing and determining an appropriate bonus plan. The data was based on our peer companies, as well as the Radford Executive Survey covering primarily technology companies with revenues of approximately $200 million to $1 billion to supplement the available peer group data. Although then-recent historical bonuses paid to our Named Officers were deemed to be around or above the approximate median of competitive data, the Compensation Committee also considered that equity award grants to our Named Officers historically had been low. In fiscal 2011, when the Compensation Committee revisited FWC's fiscal 2009 analysis, the Compensation Committee had further discussions with FWC to consider new information that updated the analysis. In order to provide for an appropriate mix of equity awards and cash incentive compensation, the Compensation Committee determined to establish the 2011 Bonus Plan using the approximate median as a general guideline for bonus levels, combined with the grant of equity awards in fiscal 2011 to our Named Officers. The Compensation Committee feels these guidelines are appropriate given our emphasis on pay for performance. Following various discussions with FWC and the Compensation Committee, management provided the Compensation Committee with a proposal for the 2011 Bonus Plan. The Compensation Committee reviewed management's proposal and, following further discussions with FWC, determined to revise the 2011 Bonus Plan to require a component of the bonuses under the 2011 Bonus Plan to be subject to achievement of strategic objectives determined by the Compensation Committee rather than entirely based on financial metrics (described further below). In making this change, the Compensation Committee believed that, in addition to financial metrics, non-financial strategic objectives that will benefit our shareholders over the longer term should be set as goals for the bonuses. Considering that the strategic objectives would be set closer to the middle of fiscal 2011, the Compensation Committee decided to allocate a relatively smaller portion (10%) of the bonuses to achievement of the strategic objectives.

The Compensation Committee believes that the 2011 Bonus Plan provides an additional critical component of our executive compensation program. The Compensation Committee adopted the 2011 Bonus Plan in order to provide incentive compensation that will reinforce a basic philosophy of our executive compensation program – by basing a substantial portion of our executive officers' compensation on Fabrinet's performance, using financial metrics and strategic goals designed to drive shareholder value, the 2011 Bonus Plan is intended to focus our executive officers' efforts on the achievement of our strategic objectives and thereby align their interests with the near-term and longer-term interests of our shareholders.

Each of our Named Officers is a participant under the 2011 Bonus Plan. The 2011 Bonus Plan provided for a target bonus amount expressed as a percentage of a Named Officer's base salary, and the target bonus amounts were selected by the Compensation Committee. David T. Mitchell, our chief executive officer, had a target bonus of 100% of base salary, and all other Named Officers had a target bonus of 60% of base salary. The maximum bonus that each Named Officer could receive under the 2011 Bonus Plan ranged from 120% to 200% of base salary. The amount of bonus actually paid to a Named Officer under the 2011 Bonus Plan was based 90% on achievement of revenue and GAAP-based earnings per share ("EPS") for fiscal 2011 with each performance goal weighted equally and 10% on strategic objectives determined by the Compensation Committee. The goals with respect to the financial metrics required achievement of revenue in excess of $618 million (which was the average of the forecasted revenues for Fabrinet by its three research analysts at that time) and EPS in excess of $1.54 per share (based on the forecasted EPS by Fabrinet's three research analysts at that time). Overachievement of both revenue and EPS was required in order for any portion of the bonus with respect to the financial metrics to be paid under the 2011 Bonus Plan. The target bonuses became payable with respect to the financial metrics portion (90% of the target bonus amount) if Fabrinet achieved revenue and EPS that both exceeded these financial metrics by 10%. If Fabrinet achieved revenue and EPS that both exceeded these metrics by 20% or more, the maximum bonus with respect to these performance goals became payable (180% of the target bonus amount). Achievement of these goals at levels exceeding the financial metrics at between 0% and 20% would determine a bonus amount that is based on linear interpolation. The Compensation Committee retained discretion to increase or reduce the bonus amounts.

The following table describes the target, maximum and actual bonuses paid to our Named Officers under the 2011 Bonus Plan:

Named Officer	Fiscal 2011 Target Bonus ($)	Fiscal 2011 Maximum Bonus ($)	Fiscal 2011 Actual Bonus Paid ($)
Mr. Mitchell	450,000	900,000	900,000
Dr. Gill	285,000	570,000	570,000
Mr. Schwartz	225,000	450,000	450,000
Mr. Mani*	225,000	450,000	281,250

* Mr. Mani left Fabrinet in February 2011 and received the amount of his earned bonus as of his separation date as part of his severance.

Severance and Other Benefits Upon Termination of Employment

We and certain of our subsidiaries have entered into employment agreements or offer letters with Mr. Mitchell, Dr. Gill, Mr. Schwartz and Mr. Mani (until he left Fabrinet in February 2011) that provide for them to receive severance benefits following certain terminations of their employment with us or our subsidiaries, as applicable. We believe that severance protections can play a valuable role in attracting and retaining key executive officers. We evaluate the level of severance benefits to provide a Named Officer on a case-by-case basis. We consider these severance protections to be an important part of an executive's compensation and consistent with competitive practices. These arrangements are consistent with our overall compensation objectives because, based on publicly filed information, we believe such arrangements are competitive with arrangements offered to senior executives by companies with whom we compete for executives and are critical to achieve our business objective of management retention. We expect that any independent compensation consultant hired by the Compensation Committee will review and assess the arrangements and provide us with guidance as to the competitiveness of such arrangements. In addition, the arrangements encourage executives to remain with us and provide the executives with enhanced financial security in recognition of past and future service that they provide us. The terms of these arrangements were evaluated in terms of the overall compensation packages for each executive. We structured the terms and payouts of each arrangement according to what the collective knowledge and experience of our Board of Directors indicated was industry standard for severance agreements at the time such arrangements were entered into. Please see "Potential Payments Upon Termination or Change in Control" below, for a description of the severance benefits our Named Officers may be entitled to receive upon termination of their employment.

Section 162(m) Policy

Section 162(m) places a limit of $1 million on the amount of compensation that a publicly held corporation may deduct in any one year with respect to its chief executive officer and each of the next three most highly compensated executive officers (other than its chief financial officer). In general, certain performance-based compensation approved by shareholders is not subject to this $1 million deduction limit. Prior to our IPO, our Board of Directors did not take the deductibility limit imposed by Section 162(m) into consideration in making compensation decisions. In the future, the Compensation Committee may adopt a policy that, where reasonably practicable, we will seek to qualify the compensation paid to our Named Officers as performance-based compensation, as applicable, to participate in exemption from the deductibility limitations of Section 162(m). However, we may authorize compensation payments that do not comply with the exemptions in Section 162(m) when we believe that such payments are appropriate to attract and retain executive talent.

Compensation Committee Report

The Compensation Committee oversees Fabrinet's compensation policies, plans and benefit programs. The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on such review and discussions, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Respectfully submitted by the members of the Compensation Committee of the Board of Directors.

Dr. Frank Levinson (Chairman)
Virapan Pulges

Summary Compensation Table

The following table presents information regarding the total compensation of our Named Officers, who include (i) our principal executive officer, (ii) our principal financial officer, (iii) our other most highly compensated executive officers, other than our principal executive officer and principal financial officer, who were serving as executive officers at the end of fiscal 2011, and (iv) an individual for whom disclosure would have been provided pursuant to clause (iii) but for the fact that the individual was not serving as an executive officer at the end of fiscal 2011.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($) (1)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($) (3)	All Other Compensation ($) (4)	Total ($)
David T. Mitchell	2011	450,000	—	1,398,045	900,000	350,698	3,098,743
Chief Executive Officer	2010	450,000	—	—	—	299,210	749,210
and Chairman of the Board of Directors	2009	450,000	653,600	—	—	328,254	1,431,854
Dr. Harpal S. Gill	2011	475,000	—	419,414	570,000	162,418	1,626,832
President and Chief	2010	475,000	—	317,190	—	149,684	941,874
Operating Officer	2009	418,750	108,164	—	—	156,296	683,210
Mark J. Schwartz	2011	375,000	—	349,511	450,000	54,979	1,229,490
Executive Vice	2010	375,000	—	—	—	57,654	432,654
President, Chief Financial Officer and Secretary	2009	375,000	72,110	—	—	47,287	494,397
Nat Mani	2011	237,847	—	349,511	—	738,759	1,326,117
Former Executive Vice	2010	375,000	—	—	—	55,191	430,191
President, Sales & Marketing(5)	2009	375,000	72,110	—	—	38,462	485,572

(1) The amounts in this column reflect the amount allocated to each Named Officer during the first and second quarters of fiscal 2009 pursuant to the then-existing executive bonus plan, which represented five percent of our pre-tax profits. The percentage of each executive's bonus was set upon his hire date and did not change unless an additional executive became a participant in the plan.

(2) The amounts in this column represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements, which are included in our Annual Report on Form 10-K for the fiscal year ended June 24, 2011, filed with the SEC on August 31, 2011. These amounts do not necessarily correspond to the actual value that may be recognized by the Named Officer.

(3) The amounts in this column reflect bonuses awarded pursuant to the 2011 Executive Incentive Plan (the "2011 Bonus Plan"). Amounts paid under the 2011 Bonus Plan were paid in fiscal 2012. For more information, see the "Grants of Plan-Based Awards in Fiscal 2011" table below.

(4) The value and components of perquisites and other personal benefits for each of the Named Officers for fiscal 2011 are set forth in the "All Other Compensation for Fiscal 2011" table below.

(5) Mr. Mani left Fabrinet in February 2011.

All Other Compensation for Fiscal 2011

Name	Cost of Living and Accommodation ($)	Automobile and Transportation ($)	Health Insurance ($)	401(k) Matching Contributions ($)	Other ($)	Total ($)
Mr. Mitchell	205,239	44,047	20,407	—	81,005(1)	350,698
Dr. Gill	85,000	33,525	22,936	14,700	6,257	162,418
Mr. Schwartz	—	12,000	28,279	14,700	—	54,979
Mr. Mani	—	8,000	14,532	11,879	704,348(2)	738,759

(1) Includes expenses incurred in connection with Mr. Mitchell's home office in the U.S. of $19,500, expenses for meals of $22,910, expenses for airfare for home leave of $29,996, certain membership club dues and other miscellaneous expenses.

(2) Represents (a) payment of $42,269 for accrued vacation at the time of Mr. Mani's separation and (b) severance paid to Mr. Mani under his Separation Agreement, consisting of (i) $375,000, representing twelve months of his base salary, (ii) $281,250, representing his earned bonus as of his separation date, and (iii) reimbursement of COBRA payments in the amount of $4,829.

Grants of Plan-Based Awards in Fiscal 2011

The following table presents information concerning each grant of an award made to a Named Officer in fiscal 2011 under any plan.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards ($)(2)
		Threshold ($)	Target ($)	Maximum ($)			
Mr. Mitchell	10/13/2010	—	—	—	225,000	16.83	1,398,045
	—	0	450,000	900,000	—	—	—
Dr. Gill	10/13/2010	—	—	—	67,500	16.83	419,414
	—	0	285,000	570,000	—	—	—
Mr. Schwartz	10/13/2010	—	—	—	56,250	16.83	349,511
	—	0	225,000	450,000	—	—	—
Mr. Mani	10/13/2010	—	—	—	56,250	16.83	349,511
	—	0	225,000	450,000	—	—	—

(1) Reflects the minimum, target and maximum payment amounts that the Named Officers may receive under the 2011 Bonus Plan, depending on performance against the metrics described in further detail in the "Compensation Discussion and Analysis—Cash Bonus Plan" section above. The amounts range from zero (if the minimum level for financial performance and individual goals are not achieved) to a cap based on a certain percentage of the individual's base salary. The actual payout is determined by the Compensation Committee. The actual bonus amounts were determined by the Compensation Committee in August 2011 and are reflected in the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table." Mr. Mani left Fabrinet in February 2011 and received a pro-rated amount of his bonus as part of his severance.

(2) Reflects the aggregate grant date fair value of each equity award computed in accordance with FASB ASC Topic 718. The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements, which are included in our Annual Report on Form 10-K for the fiscal year ended June 24, 2011, filed with the SEC on August 31, 2011. These amounts do not necessarily correspond to the actual value that may be recognized by the Named Officer.

Outstanding Equity Awards at Fiscal 2011 Year-End

The following table presents information regarding the outstanding equity awards held by each Named Officer as of the end of fiscal 2011.

		Option Awards			
		Number of Securities Underlying Unexercised Options (#)			
Name	Grant Date	Exercisable	Unexercisable	Option Exercise Price ($)	Option Expiration Date(1)
Mr. Mitchell	10/13/2010(2)	37,496	187,504	16.83	10/13/2017
Dr. Gill	5/1/2005	23,212	—	1.75	4/30/2012
	1/1/2007(2)	100,000	—	3.50	12/31/2013
	11/19/2009(2)	27,702	42,298	5.75	11/18/2016
	10/13/2010(2)	11,248	56,252	16.83	10/13/2017
Mr. Schwārtz	10/13/2010(2)	9,376	46,874	16.83	10/13/2017
Mr. Mani	—	—	—	—	—

(1) The expiration date shown is the normal expiration date and the latest date that options may be exercised. Options may terminate earlier in certain circumstances, such as in connection with a Named Officer's termination of employment or in connection with a change in control.

(2) This option vests over a four-year period at a rate of 1/48th per month.

Option Exercises and Shares Vested in Fiscal 2011

The following table presents information regarding the exercise of share options by our Named Officers during fiscal 2011. None of our Named Officers had any share awards that vested during fiscal 2011.

	Option Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)
Dr. Gill	76,788	2,054,079
Mr. Mani	4,688	50,022

(1) The dollar amounts for share options are determined by multiplying (i) the number of our ordinary shares acquired upon exercise of a share option, by (ii) the difference between the per share market value of our ordinary shares on the date of exercise and the exercise price of the share option.

Potential Payments Upon Termination or Change of Control

We and certain of our subsidiaries have entered into employment agreements or offer letters with Mr. Mitchell, Dr. Gill, Mr. Schwartz and Mr. Mani (until he left Fabrinet in February 2011) that provide the general terms and conditions of their employment, including payments and benefits upon termination of their employment in specified circumstances, including following a change in control.

Arrangement with Mr. Mitchell

We have entered into an employment agreement with Mr. Mitchell. Previously, Mr. Mitchell's employment agreement was between Mr. Mitchell and Fabrinet USA, Inc., which we refer to as our California subsidiary. However, when Mr. Mitchell's written employment agreement expired on December 31, 2005, we assumed responsibility for the agreement from our California subsidiary and agreed with Mr. Mitchell to continue his employment under the terms of the agreement. Mr. Mitchell may terminate his employment with us for any reason by providing written notice 90 days in advance. We may terminate Mr. Mitchell's employment at any time with or without notice or cause. Mr. Mitchell has agreed that, for a period of one year following the termination of his employment with us, he will not solicit our employees or independent contractors to leave our employment or intentionally interfere with our relationships with, or seek to solicit business from, our customers or clients.

If we terminate Mr. Mitchell's employment without "cause" or he terminates his employment for "good reason," Mr. Mitchell is entitled to receive a lump sum severance payment equal to two times his then-current annual base salary, plus accrued salary and earned bonus and reimbursement of expenses, all subject to applicable tax withholdings. Therefore, if Mr. Mitchell's employment had been terminated by us without "cause" or by him for "good reason" on the last day of fiscal 2011, he would have been entitled to a lump sum cash payment equal to $900,000 (which represents two times his annual base salary), plus any accrued salary and earned bonus and reimbursement of expenses.

For purposes of Mr. Mitchell's employment agreement, "cause" means Mr. Mitchell's (i) commission of any felony or any crime involving moral turpitude, (ii) willful breach of his duties to us, including, but not limited to, theft from us and failure to fully disclose personal pecuniary interest in a transaction involving us, or (iii) engaging in willful misconduct, willful or gross neglect, fraud, misappropriation, or embezzlement, in each case in the performance of his duties.

For purposes of Mr. Mitchell's employment agreement, "good reason" means (i) a material diminution during the term of the agreement in Mr. Mitchell's office, duties, or responsibilities (including following any change in control) or (ii) a material breach by us of the agreement. However, before terminating his employment for good reason, Mr. Mitchell must provide (i) reasonable written notice to our Board of Directors setting forth the reasons for his intention to terminate for good reason and (ii) an opportunity for our Board of Directors to meet with him, together with legal counsel, and cure such reason within 15 days after receipt of such notice.

Arrangements with Dr. Gill and Mr. Schwartz

Fabrinet Co., Ltd., which we refer to as our Thai subsidiary, and our California subsidiary have entered into at-will employment agreements with Dr. Gill, and our California subsidiary has entered into an at-will offer letter with Mr. Schwartz.

In the event Dr. Gill's or Mr. Schwartz's employment is terminated either (i) in connection with a "change in control" (whether or not for good cause) or (ii) without "good cause" (without regard to whether there is a change in control), Dr. Gill or Mr. Schwartz, as applicable, is entitled to receive a lump sum severance payment equal to his then-current annual base salary, medical coverage for 12 months following his termination of employment and any earned bonus, all subject to applicable tax withholdings. If we had terminated employment with Dr. Gill in connection with a change in control or without good cause on the last day of fiscal 2011, he would have been entitled to cash severance equal to $475,000 (which represents twelve months of his base salary), plus 12 months of medical coverage and any earned bonus in effect on the last day of fiscal 2011. If we had terminated employment with Mr. Schwartz in connection with a change in control or without good cause on the last day of fiscal 2011, he would have been entitled to cash severance equal to $375,000 (which represents twelve months of his base salary), plus twelve months of medical coverage and any earned bonus in effect on the last day of fiscal 2011.

For purposes of Dr. Gill's and Mr. Schwartz's employment arrangements, "change in control" includes the occurrence of (i) a change in the ownership of the Company, which occurs on the date that any one person, or more than one person acting as a group ("Person"), acquires ownership of the stock of the Company that, together with the stock held by such Person, constitutes more than 50% of the total fair market value or the total voting power of the stock of the Company; or (ii) a change in the effective control of the Company which occurs (a) on the date any Person acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such Person) ownership of stock of the Company possessing 30% or more of the total voting power of the stock of the Company, or (b) on the date that a majority of members of the Board of

Directors is replaced during any twelve (12) month period by directors whose appointment or election is not endorsed by a majority of the members of the Board of Directors prior to the date of the appointment or election; or (iii) a change in the ownership of a substantial portion of the Company's assets which occurs on the date that any Person acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions. For purposes of clause (i), if any Person is considered to own more than 50% of the Company's total fair market value or total voting power, the acquisition of additional stock of the Company by the same Person will not be considered a change in control. For purposes of clause (ii), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a change in control. For purposes of clause (iii), gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

For purposes of Dr. Gill's and Mr. Schwartz's employment arrangements, "good cause" means (i) an act of dishonesty made in connection with their responsibilities as an employee, (ii) a conviction of or plea of nolo contendere to, a felony or any crime involving fraud, embezzlement or any other act of moral turpitude, (iii) gross misconduct, (iv) unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party to whom they owe an obligation of nondisclosure, (v) willful breach of any obligations under any written agreement or covenant with the Company, or (vi) continued failure to perform employment duties after receipt of a written demand of performance from the Company.

Agreement with Mr. Mani

Our California subsidiary entered into an at-will employment agreement with Mr. Mani; however, Mr. Mani's employment with the Company ended effective February 17, 2011 (the "Separation Date").

Mr. Mani's employment agreement provided that in the event that Mr. Mani's employment was terminated either (1) in connection with a "change in control" (whether or not for good cause) or (2) without "good cause" (without regard to whether there is a change in control), Mr. Mani was entitled to receive a lump sum severance payment equal to his then-current annual base salary, medical coverage for 12 months following his termination of employment and any earned bonus, all subject to applicable tax withholdings.

In connection with his separation of employment, and in consideration for his release of claims against Fabrinet and his agreement to non-disparagement, trade secret and confidentiality covenants, Mr. Mani received the following: (i) a lump sum cash severance payment of $375,000, which equaled twelve (12) months of his salary, (ii) a lump sum cash severance payment of $281,250, which equaled his earned bonus as of the Separation Date, and (iii) Company-paid reimbursement for up to twelve (12) months of COBRA coverage. Any unvested equity awards held by Mr. Mani as of the Separation Date were forfeited by him.

Equity Compensation Plan Information

The following table provides information as of June 24, 2011 with respect to our ordinary shares that may be issued under our existing equity compensation plans.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	(b) Weighted-average exercise price of outstanding options, warrants and rights ($)	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in Column (a) (#)
Equity compensation plans approved by security holders(1)	1,375,026	13.03	1,027,130
Equity compensation plans not approved by security holders	—	—	—
Total	1,375,026		1,027,130

(1) Includes the following plans: 1999 Share Option Plan and 2010 Performance Incentive Plan.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions

We describe below transactions since the beginning of fiscal 2011 to which we were a party or will be a party, in which the amounts involved exceeded or will exceed $120,000 and in which the following persons had or will have a direct or indirect material interest:

- any of our directors or executive officers;
- any nominee for election as one of our directors;
- any person or entity that beneficially owns more than five percent of our outstanding shares; or
- any member of the immediate family of any of the foregoing persons.

Employment of Family Member

Siriwan Kaewchansilp, the sister-in-law of Mr. Mitchell, is employed by us as Director of European Sales and Marketing. Ms. Kaewchansilp received an aggregate of EUR 125,000 (approximately $165,488 based on the exchange rate of $1.334 per EUR as of October 4, 2011) in annual base salary during fiscal 2011.

Policy for Approval of Related Party Transactions

In accordance with the Audit Committee's charter, the Audit Committee reviews and pre-approves in writing any proposed related party transactions. The most significant related party transactions, particularly those involving our directors and officers, will be reviewed and pre-approved in writing by our Board of Directors. We will report all such material related party transactions under applicable accounting rules, federal securities laws and SEC rules and regulations. Any dealings with a related party must be conducted in such a way that does not give us or the related party preferential treatment. For purposes of these procedures, "related person" and "transaction" have the meanings contained in Item 404 of Regulation S-K.

SECURITY OWNERSHIP BY PRINCIPAL SHAREHOLDERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of September 30, 2011, for:

- each person (or group of affiliated persons) who is known by us to beneficially own more than 5% of our ordinary shares;
- each of our directors and director nominees;
- each of our Named Officers; and
- all of our directors and current executive officers as a group.

We have determined beneficial ownership in accordance with SEC rules. Except as indicated in the footnotes below, and subject to applicable community property laws, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 34,238,964 ordinary shares outstanding as of September 30, 2011. In computing the number of ordinary shares beneficially owned by a person or entity and the percentage ownership of that person or entity, we deemed to be outstanding all ordinary shares subject to options held by that person or entity that are currently exercisable or exercisable within 60 days of September 30, 2011. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

Unless otherwise noted below, the address of each beneficial owner named below is c/o Fabrinet Co., Ltd., 294 Moo 8, Vibhavadi Rangsit Road, Kookot, Lumlooka, Patumthanee 12130, Thailand.

5% Shareholders, Directors and Named Officers	Shares Beneficially Owned (#)	Percentage Beneficially Owned (%)
5% Shareholders:		
Asia Pacific Growth Fund III, L.P.	9,157,063	26.7
c/o W.S. Walker & Company		
P.O. Box 265, GT		
Walker House		
Grand Cayman, Cayman Islands		
FMR LLC(1)	4,227,491	12.3
82 Devonshire Street		
Boston, Massachusetts 02109		
Named Officers and Directors:		
David T. Mitchell(2)	2,953,694	8.6
Dr. Harpal Gill(3)	175,993	*
Mark J. Schwartz(4)	96,844	*
Nat Mani(5)	60,000	*
Mark A. Christensen	36,501	*
Dr. Ta-lin Hsu(6)	9,193,564	26.9
Thomas F. Kelly(7)	11,914	*
Dr. Frank H. Levinson	46,501	*
Rollance E. Olson	31,501	*
Virapan Pulges	36,501	*
Dr. William J. Perry(8)	30,876	*
All directors and current executive officers as a group (10 persons)(9)	12,613,889	36.5

* Represents less than 1% of the total.

(1) Based on a Schedule 13G filed with the SEC on April 8, 2011 by FMR LLC.
(2) Consists of (i) 2,140,715 shares held by the David T. Mitchell Separate Property Trust, of which Mr. Mitchell is the sole trustee, (ii) 60,938 shares issuable upon exercise of options held by Mr. Mitchell that are exercisable within 60 days of September 30, 2011, (iii) 250,680 shares held by the Gabriel Thomas Mitchell Trust, of which Kimberley Totah is the sole trustee, (iv) 250,681 shares held by the Alexander Thomas Mitchell Trust, of which Kimberley Totah is the sole trustee, and (v) 250,680 shares held by the Sean Thomas Mitchell Trust, of which Kimberley Totah is the sole trustee. Mr. Mitchell disclaims beneficial ownership of the shares held by each of the Gabriel Thomas Mitchell Trust, the Alexander Thomas Mitchell Trust and the Sean Thomas Mitchell Trust.
(3) All shares are issuable upon exercise of options exercisable within 60 days of September 30, 2011.
(4) Consists of (i) 81,565 shares held by the Mark J. Schwartz & Sarah B. Schwartz Revocable Family Trust, of which Mr. Schwartz is a co-trustee, (ii) 15,234 shares issuable upon exercise of options held by Mr. Schwartz that are exercisable within 60 days of September 30, 2011, and (iii) 45 shares held by Mr. Schwartz's son. Mr. Schwartz disclaims beneficial ownership of the shares held by his son.
(5) Mr. Mani, our former executive vice president, sales & marketing, left Fabrinet in February 2011.
(6) Consists of (i) 9,157,063 shares held by Asia Pacific Growth Fund III, L.P., (ii) 32,801 shares held by H&Q Asia Pacific, Ltd. and (iii) 3,700 shares held by Dr. Hsu. Dr. Hsu is chairman of H&Q Asia Pacific, Ltd. and a member of the investment committee of the general partner of Asia Pacific Growth Fund III, L.P. Dr. Hsu disclaims beneficial ownership of the shares held by Asia Pacific Growth Fund III, L.P and H&Q Asia Pacific, Ltd., except to the extent of his pecuniary interest therein.
(7) Includes 7,500 shares issuable upon the exercise of options held by Mr. Kelly that are exercisable within 60 days of September 30, 2011.
(8) Includes 24,375 shares issuable upon the exercise of options held by Dr. Perry that are exercisable within 60 days of September 30, 2011.
(9) Includes 284,040 shares issuable upon the exercise of options held by our current directors and executive officers that are exercisable within 60 days of September 30, 2011.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, executive officers and any persons holding more than 10% of a registered class of our equity securities to report initial ownership of such equity shares and any subsequent changes in ownership to the SEC. Such officers, directors and 10% shareholders are also required by SEC rules to furnish us with copies of all Section 16(a) forms they file. Specific due dates have been established by the SEC, and we are required to disclose in this proxy statement any failure to file required ownership reports by these dates. Based solely on our review of copies of such forms received, or written representations from certain reporting persons that no filings were required for such persons, we believe that, during fiscal 2011, all Section 16(a) filing requirements applicable to our executive officers and directors were complied with except as follows: Mr. Kelly filed a late Form 3 reporting initial ownership of our equity securities and a late Form 4 on November 16, 2010 to report the grant on November 4, 2010 of an award of 714 restricted stock units and an option for 30,000 ordinary shares.

OTHER MATTERS

We know of no other matters to be submitted at the Annual Meeting. If any other matters properly come before the Annual Meeting, it is the intention of the persons named in the enclosed proxy card to vote the shares they represent as our Board of Directors may recommend. Discretionary authority with respect to such other matters is granted by the execution of the enclosed proxy.

It is important that your shares be represented at the Annual Meeting, regardless of the number of shares that you hold. You are, therefore, urged to vote by telephone or by using the Internet as instructed on the enclosed proxy card or execute and return, at your earliest convenience, the enclosed proxy card in the envelope that has also been provided.

THE BOARD OF DIRECTORS

Palo Alto, California
October 21, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended June 24, 2011

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number: 001-34775

FABRINET

(Exact name of registrant as specified in its charter)

Cayman Islands	**Not Applicable**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
Walker House 87 Mary Street George Town Grand Cayman Cayman Islands	**KY1-9005**
(Address of principal executive offices)	**(Zip Code)**

+66 2-524-9600
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Ordinary Shares, $0.01 par value	**New York Stock Exchange**
(Title of each class)	**(Name of exchange on which registered)**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ☐ No ☒

As of December 23, 2010, the last business day of the registrant's most recently completed second fiscal quarter, shares held by non-affiliates of the registrant had an aggregate market value of $275,351,703, based on the closing price for the registrant's ordinary shares as reported on the New York Stock Exchange on such date.

As of August 5, 2011, the registrant had 34,207,579 ordinary shares, $0.01 par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement relating to its 2011 Annual Meeting of Shareholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. Such proxy statement will be filed with the U.S. Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

FABRINET

ANNUAL REPORT ON FORM 10-K

For the Fiscal Year Ended June 24, 2011

Table of Contents

PART I

ITEM 1. BUSINESS.

Overview

We provide precision optical, electro-mechanical and electronic manufacturing services to original equipment manufacturers (OEMs) of complex products such as optical communication components, modules and sub-systems, industrial lasers and sensors. We offer a broad range of advanced optical and electro-mechanical capabilities across the entire manufacturing process, including process design and engineering, supply chain management, manufacturing, final assembly and test. We focus primarily on low-volume production of a wide variety of high complexity products, which we refer to as "low-volume, high-mix". Based on our experience with, and feedback from, customers, we believe we are a global leader in providing these services to the optical communications market.

Our customer base includes companies in complex industries that require advanced precision manufacturing capabilities, such as optical communications, industrial lasers and sensors. Our customers in these industries support a growing number of end-markets, including semiconductor processing, biotechnology, metrology, material processing, automotive and medical devices. Our revenues from lasers, sensors and other markets as a percentage of total revenues have increased from 18.3% for the year ended June 25, 2010 ("fiscal 2010") to 20.9% for the year ended June 24, 2011 ("fiscal 2011"), while our revenues from optical communications products as a percentage of total revenues have decreased from 81.7% for fiscal 2010 to 79.9% for fiscal 2011.

In many cases, we are the sole outsourced manufacturing partner used by our customers for the products that we produce for them. The products that we manufacture for our OEM customers include:

- optical communications devices, such as:
  - selective switching products, such as reconfigurable optical add-drop modules (ROADMs), and optical amplifiers, modulators and other optical components and modules that collectively enable network managers to route signals through fiber traffic at various wavelengths and over various distances;
  - tunable transponders and transceivers that eliminate, at a significant cost savings, the need to stock individual fixed wavelength transponders and transceivers used in voice and data communications networks; and
  - active optical cables providing high-speed interconnect capabilities for data centers and computing clusters, as well as Infiniband, Ethernet, fiber channel and optical backplane connectivity;
- solid state, diode-pumped, gas and fiber lasers (collectively referred to as "industrial lasers") used across a broad array of industries, including semiconductor processing (wafer inspection, wafer dicing, wafer scribing), biotechnology (DNA sequencing, flow cytometry, hematology, antibody detection), metrology (instrumentation, calibration, inspection), and material processing (photo processing, textile cutting, annealing, marking, engraving); and
- sensors, including anesthesia gas monitors that are used in medical equipment, differential pressure, fuel and other sensors that are used in automobiles, and measurement and positioning sensors that are used in laser meters and level meters for the construction and surveying industries.

We also design and fabricate application-specific crystals, prisms, mirrors, laser components and substrates (collectively referred to as "customized optics") and other custom and standard borosilicate, clear fused quartz, and synthetic fused silica glass products (collectively referred to as "customized glass"). We incorporate our customized optics and glass into many of the products we manufacture for our OEM customers, and we also sell customized optics and glass in the merchant market.

We believe we offer differentiated manufacturing services through our optical and electro-mechanical process technologies and our strategic alignment with our customers. Our dedicated process and design engineers, who have a deep knowledge in materials sciences and physics, are able to tailor our service offerings to accommodate our customers' most complex engineering assignments. Our range of capabilities, from the design of customized optics and glass through process engineering and testing of finished assemblies, provides us with a knowledge base that we believe often leads to improvements in our customers' product development cycles, manufacturing cycle times, quality and reliability, manufacturing yields and end product costs. We offer an efficient, technologically advanced and flexible manufacturing infrastructure designed to enable the scale production of low-volume, high-mix products, as well as high-volume products. We often provide a "factory-within-a-factory" manufacturing environment to protect our customers' intellectual property by segregating certain key employees and manufacturing space from the resources we use for other customers. We also provide our customers with a customized software platform to monitor all aspects of the manufacturing process, enabling our customers to remotely access our databases to monitor yields, inventory positions, work-in-progress status and vendor quality data. We believe there is no other manufacturing services provider with a similar breadth and depth of optical and electro-mechanical engineering and process technology capabilities that does not directly compete with its customers in their end-markets. As a result, we believe we are more closely aligned and better able to develop long-term relationships with our customers than our competitors.

As of June 24, 2011, our facilities comprised approximately 1,100,000 total square feet, including approximately 144,000 square feet of office space and approximately 956,000 square feet devoted to manufacturing and related activities, of which approximately 304,000 square feet were clean room facilities. Of the aggregate square footage of our facilities, approximately 836,000 square feet are located in Thailand and the balance is located in the People's Republic of China (PRC or China) and the United States.

Industry Background

Optical Communications

Since 2001, most optical communications OEMs have reduced manufacturing capacity and transitioned to a low-cost and more efficient manufacturing base. By outsourcing production to third parties, OEMs are better able to concentrate on what they believe are their core strengths, such as research and development, and sales and marketing. Additionally, outsourcing production often allows OEMs to reduce product costs, achieve accelerated time-to-market and time-to-volume production and access advanced process design and manufacturing technologies. The principal barrier to the trend towards outsourcing in the optics industry has been the shortage of third-party manufacturing partners with the necessary optical process capabilities and robust intellectual property protection.

Demand for optical communications components and modules is influenced by the level and rate of development of optical communications infrastructure and carrier and enterprise network expansion. Carrier demand for optical communications network equipment has increased as a direct result of higher network utilization and increased demand for bandwidth capacity. The increases in network traffic volumes have been driven by increasing demand for voice, data and video delivered over internet protocol, or IP, networks.

Industrial Lasers and Sensors

The optical and electro-mechanical process technologies used in the optical communications market also have applications in other similarly complex end-markets that require advanced precision manufacturing capabilities, such as industrial lasers and sensors. These markets are substantially larger than the optical communications components market. Growth in the industrial lasers and sensors markets is expected to be driven by demand for:

- industrial laser applications across a growing number of end-markets, particularly in semiconductor processing, biotechnology, metrology and material processing;

- precision, non-contact and low power requirement sensors, particularly in automotive, medical and industrial end-markets; and
- lower cost products used on both enterprise and consumer levels.

Outsourcing of production by industrial laser and sensor OEMs has historically been limited. We believe industrial laser and sensor OEMs are increasingly recognizing the benefits of outsourcing that OEMs in other industries, such as optical communications, have been able to achieve.

Our Competitive Strengths

We believe we have succeeded in providing differentiated services to the optical communications, industrial lasers and sensors industries due to our long-term focus on optical and electro-mechanical process technologies, strategic alignment with our customers and our commitment to total customer satisfaction. More specifically, our key competitive strengths include:

- ***Advanced Optical and Electro-Mechanical Manufacturing Technologies:*** We believe that our optical and electro-mechanical process technologies and capabilities, coupled with our customized optics and glass technologies, provide us with a key competitive advantage. These technologies include:
  - advanced optical and precision packaging;
  - reliability and environmental testing;
  - optical and mechanical material and process analysis;
  - precision optical fiber and electro-mechanical assembly;
  - fiber metallization and lensing;
  - fiber handling and fiber alignment;
  - crystal growth and processing;
  - glass drawing; and
  - optical coating.
- ***Efficient, Flexible and Low Cost Process Engineering and Manufacturing Platform:*** We enable our customers to transition their production to an efficient and flexible manufacturing platform that is specialized for the production of optics and similarly complex products and is located in a low-cost geography. We believe our advanced manufacturing technologies, coupled with our broad engineering capabilities, give us the ability to identify opportunities to improve our customers' manufacturing processes and provide meaningful production cost benefits. We have also developed a series of customized software tools that we believe provide us with a specialized ability to manage the unique aspects of low-volume, high-mix production.
- ***Customizable Factory-Within-a-Factory Production Environment:*** We offer our customers exclusive engineering teams and manufacturing space for production. We call this concept of segregating production by customer a "factory-within-a-factory." We believe our approach enhances intellectual property protection and provides greater opportunities to reduce cost and improve time to market of our customers' products.
- ***Vertical Integration Targeting Customized Optics and Glass:*** We believe our capabilities in the design and fabrication of high-value customized optics and glass are complementary to our manufacturing services. Specifically, these capabilities enable us to strategically align our business to our customers' needs by streamlining our customers' product development process and reducing the number of suppliers in our customers' manufacturing supply chains. Also, we use these customized optics and glass products in certain of the components, modules and subsystems we manufacture,

which enables us to shorten time to market and reduce the cost for our customers. We believe this level of vertical integration positions us to capitalize on further opportunities to cross-sell our design and fabrication capabilities.

Our Growth Strategy

The key elements of our growth strategy are to:

- ***Strengthen Our Presence in the Optical Communications Market:*** We believe we are a leader in manufacturing products in the optical communications market. The optical communications market is growing rapidly, driven by the growth in demand for network bandwidth. We believe this trend will continue to increase the demand for the products that we manufacture. We continue to invest resources in advanced process technologies to support the manufacture of the next generation of complex optical products.
- ***Leverage Our Technology and Manufacturing Capabilities to Continue to Diversify Our End-Markets:*** We intend to use our technological strengths in precision optical and electro-mechanical manufacturing to continue our diversification into industrial lasers, sensors and other select markets that require similar capabilities.
- ***Continue to Extend Our Customized Optics and Glass Vertical Integration:*** We will continue to extend our vertical integration into customized optics and glass in order to gain greater access to key components used in the complex products we manufacture as well as to continue our diversification into new markets. We believe our customized optics and glass capabilities are highly complementary to our optical and electro-mechanical manufacturing services, and we intend to continue to market these products to our existing manufacturing services customers. In addition, we intend to continue our focus on customized optics and glass through further investment into research and development, as well as through potential acquisitions in what remains a highly fragmented market.
- ***Broaden Our Client Base Geographically:*** Our manufacturing services are incorporated into products that are distributed in markets worldwide, but we intend to further build out our client base in strategic regions. We intend to focus on expanding our client base in Europe, Asia-Pacific and the United States. We believe these regions have a large and robust optics market and would benefit from our precision optical and electromechanical manufacturing services.

Service Offerings

We offer integrated precision optical, electro-mechanical and electronic manufacturing services and customized optics and glass fabrication services for our OEM customers.

Precision Optical, Electro-Mechanical and Electronic Manufacturing Services

Process Design and Engineering

We continuously analyze our customer's product designs for cost and manufacturability improvements. We perform detailed design for manufacturability studies and design of experiments to assist in optimizing a product's design for the lowest cost possible without compromising the quality specifications of form, fit and function. In the case of a new product design, we may assist in assembling one or more prototype products using the same production line and the same engineering and manufacturing teams that would be used for product qualification and volume production. We often transfer production from a customer's internal prototype or production lines to our own facilities, requiring a copy-exact: the set up of a production process identical to the one used by our customer to minimize the number of variables and expedite qualification.

Qualifications

Production line and environmental qualifications require a variety of process engineering and technical skills, and the use of specialized equipment. Many of the products that we produce for our customers require extensive environmental and reliability qualification involving, in some cases, a three to six months or longer duration prior to volume production. The qualification phase may include a customer's certification of a production line or process and one or a series of qualification tests for mechanical integrity and environmental endurance as specified by an industry standards organization, such as Telcordia for telecommunication equipment.

Continuous Improvement and Optimization

Once we have completed the qualification phase and stabilized production yields, we shift our focus to cost and quality optimization. This requires a close working relationship with our customer to optimize processes and identify alternative sources for materials to improve efficiency, yields and cost. Design and process improvements may include reducing the number of parts, simplifying the assembly process, eliminating non-value add operations, using standard materials and optimizing manufacturing lines.

Supply Chain and Inventory Management

Our expertise in supply chain and materials management often allows us to further reduce costs and cycle times for our customers. Our procurement and materials management services include planning, purchasing, expediting, warehousing and financing materials from thousands of suppliers. We have created a proprietary set of automated manufacturing resources planning tools to manage our inventory. We have also implemented inventory management strategies with certain suppliers that enable us to use inventory on an as-needed basis and provide on-site stocking programs.

Quality Control

We believe the integration of our manufacturing and test controls, quality systems, and software platforms contribute significantly to our ability to deliver high-quality products on a consistent basis and reduce the risk that we will be required to repair or replace defective products. Our manufacturing execution system (MES) is directly integrated with our test system and enterprise resource planning (ERP) database allowing us to respond to any process deviations in real time. We work with customers to develop product-specific test strategies. We also provide a variety of test management services, including material and process testing and reliability testing. In addition to providing yield, manufacturing data tracking and other information, our data tracking system also performs process route checking to ensure that the products follow correct process steps, and the test results meet all specified criteria. Our test capabilities include traditional printed-circuit board assembly (PCBA) testing, mechanical testing and optical testing, which includes parametric testing, such as insertion loss, return loss and extinction ratio, and functional testing (e.g., bit error ratio).

Customized Optics and Glass Fabrication

We design and fabricate our own customized optics and glass, which are core components of the higher level assemblies that we manufacture for our customers. Our fabrication facilities are located in Fuzhou, China and New Jersey. Our customized optics and glass products include the following:

- *Fiber Optic Ferrules and Alignment Sleeves; Fiber Optic Substrates; Glass Tubings, Capillaries and Rods:* These single bore and multi-bore products, in various shapes and dimensions, are used principally in optical communications, medical and industrial applications.

- *Laser Optics:* Includes crystals (such as YVO4, Nd: YVO4, Cr: YAG, LiNbO3 and BBO) used in laser applications.

- *Storage Optics:* Includes mirrors, polarizing beam splitters, or PBS, and waveplates incorporated into optical storage products.

- *Surveying Optics:* Includes penta prisms, corner cubes, and PBS penta prisms incorporated into precision surveying products.
- *Telecom Optics:* Includes C-lens, waveplates, prisms and YVO4 crystals used for telecommunications applications.
- *Telecommunication Subassemblies:* Includes fiber tube assemblies and collimators used in many fiber optic components such as isolators, circulators, optical switches and three-port filters.

Technology

Based on our experience with customers and our qualitative assessment of our capabilities, we believe we provide a broader array of process technologies to the optics industry than any other manufacturing services provider. We also continue to invest in customized optics and glass technology including in the areas of crystal growth, crystal and glass processing, optical coating, optical assemblies and glass drawing. We intend to continue to increase our process engineering capabilities and manufacturing technologies to extend our product portfolio and continue to gain market share in the optics industry.

Our internally developed and licensed technologies include the following:

- *Advanced Optical Packaging:* We have extensive experience in developing manufacturing processes and performing value engineering to improve our customers' product performance, quality, reliability and manufacturing yields. In many cases, we partner with our customers to develop custom manufacturing solutions for their optics products.
- *Reliability Testing:* Our reliability laboratory enables us to test the degree to which our results and specifications conform to our customers' requirements. Through the reliability laboratory, we are able to perform most of the tests required by industry standards, including damp heat, thermal aging, thermal shock, temperature cycling, shock and vibration, accelerated life testing and stress screening. The reliability laboratory is critical to verification of root cause failure analysis.
- *Optical and Mechanical Material and Process Analysis:* Our in-house material and process laboratory analyzes materials to support incoming inspection, process development, process monitoring, failure analysis and verification of compliance with the applicable environmental standards.
- *Precision Optical Fiber and Electro-mechanical Assembly:* We have extensive experience in precision optical and electro-mechanical assemblies in clean room environments, clean room control discipline, cleaning technologies and electro-static discharge (ESD) protection.
- *Fiber Metallization and Lensing:* We use our fiber metallization and fiber lensing capabilities to assist our customers in packaging their products. Many optical component package designs require metallized fiber and some designs also require lensing at the tip of the fiber. We have in-house capabilities that enable us to produce these products at a low cost, with short lead times and high quality.
- *Fiber Handling and Fiber Alignment:* The technique with which optical fiber is handled can have a significant impact on the functionality and reliability of optics products due to the risk of damage or flaws introduced to the fiber surface or micro-cracks to the core of the fiber, which may impact alignment or signal quality, among other things. We have implemented a number of techniques to avoid stressing or otherwise damaging fiber during stripping, cleaving and connectorization and to achieve optimal alignment of fiber in these processes.
- *Optical Testing:* We have the capability to perform parametric and functional tests for a wide variety of optical devices. In many cases, we are also able to help our customers develop their own proprietary software and test fixtures.
- *Crystal Growth and Processing:* Our crystal growth technology produces non-linear optical crystals and crystals used in laser applications. Our processing capabilities include dicing, grinding, polishing and inspection with high dimension, tolerance and surface quality.

- *Glass Drawing:* We have developed the specialized capabilities necessary to draw precision structures within tight tolerances using borosilicate, clear fused quartz and synthetic fused silica glass. Using these processes, we produce customized rectangular and circular glass tubes and rods in various configurations and with multiple bores that are accurately drawn in precise locations within the tubing. These tubes can be sliced into thin wafers for use in various applications, such as ultra-filtration of bacteria, micro-organism counting, and identification of organisms and substances. These tubes can also be cut into larger lengths to produce ferrules and sleeves for use in fiber optic communications components.
- *Optical Coating:* We provide a wide variety of coating from simple single layer anti-reflection coatings to complex multi-layer stacks. The types of coating we provide include anti-reflection, partial reflection and high reflection.

We continuously invest in new and optimized processes to accommodate the next generation of optical devices, such as optical packaging, anti-reflective coating and printed circuit board technologies. We believe many of these manufacturing processes and technologies will be key to developing and commercializing the next generation of optical devices, which may include multi-function passive optics and photonic integrated circuits (which are devices, such as optical line transmitters, that incorporate various optical components and modules into a packaged chip), receivers integrated with an optical amplifier, and active optical cabling. We also anticipate our customers will continue to desire our vertically integrated capabilities, designing customized optics and glass to be incorporated into optical components, modules and complete network or laser systems.

Customers, Sales and Marketing

The optical communications market we serve is highly concentrated. Therefore, we expect that the majority of our total revenues will continue to come from a limited number of customers. During fiscal 2011 and fiscal 2010, we had four customers and five customers, respectively, that each contributed 10% or more of our total revenues, and such customers together accounted for 58% and 69%, respectively, of our total revenues during the periods.

The production of optics devices is characterized by a lengthy qualification process. In particular, the qualification and field testing of the products that we produce for our customers may take three to six months or longer to complete. Generally, we must qualify our production process with our customers, and the products that we manufacture must also meet the product quality requirements of our customers' customers. While most of our customers do not purchase our services until they qualify the services and satisfactorily complete factory audits and vendor evaluations, we produce a test run of their products to demonstrate that the products that we produce will meet their qualification standards in advance of receiving an order. As part of this process, our engineers work closely with the customer's design and procurement teams. We believe that the rigorous product transfer and qualification processes, and the close relationships that we develop with our customers during those processes, results in greater visibility into product life cycles and longer-term customer engagements.

Backlog

We are substantially dependent on orders we receive and fill on a short-term basis. Although we often receive a 12-month forecast from our customers, our customer contracts do not provide any assurance of future sales, and sales are typically made pursuant to individual purchase orders that have short lead times and are subject to revision or cancellation. Because of the possibility of changes in delivery or acceptance schedules, cancellations of orders, returns or price reductions, we do not believe that backlog is a reliable indicator of our future revenues.

Suppliers of Raw Materials

Our manufacturing operations use a wide variety of optical, semiconductor, mechanical and electronic components, assemblies and raw materials. We generally purchase materials from our suppliers through standard purchase orders instead of long term supply agreements. We rely on sole-source suppliers for a number of critical materials. Some of these sole-source suppliers are small businesses, which presents risks to us based on their financial health and reliability, which we continually monitor. We have historically experienced supply shortages for various reasons, including reduced yields by our suppliers, which have prevented us from manufacturing products for our customers in a timely manner. While we continually undertake programs to ensure the long-term availability of raw materials, there can be no assurance that we will be successful in doing so or that we will not be subject to future supply constraints.

Quality

We have an extensive quality management system that focuses on continual process improvement and achieving high levels of customer satisfaction. We employ a variety of enhanced statistical engineering techniques and other tools to improve product and service quality. In addition, we generally offer a warranty ranging from one to five years on the products that we assemble. Generally, this warranty is limited to our workmanship and our liability is capped at the price of the product.

Our quality management systems help to ensure that the products we provide to our customers meet or exceed industry standards. We maintain the following certifications: ISO 9001:2008 for Manufacturing Quality Systems; ISO 14001:2004 for Environmental Quality Systems; TL9000 for Telecommunications Industry Quality Certification; ISO/TS16949:2009 for Automotive Industry Quality Certification; ISO 13485:2003 for Medical Devices; AS9100 for Aerospace Industry Quality Certification; OHSAS 18001:2007 for Health and Safety; TLS8001:2003 for Thai Labour Standard; and CSR-DIW for Corporate Social Responsibility. We also maintain compliance with various additional standards imposed by the FDA with respect to the manufacture of medical devices.

In addition to these standards, we are committed to the deployment of sustainable manufacturing, lean initiatives and continuous improvement throughout our operations. The implementation of lean manufacturing initiatives helps improve efficiency and reduce waste in the manufacturing process in areas such as inventory on hand, set up times and floor space and the number of people required for production, while Kaizen and Six Sigma ensures continuous improvement by reducing process variation.

Competition

Although the manufacturing services market is highly competitive, there are significant barriers to entry in our existing and target markets, including the lengthy sales cycle, the need to demonstrate complex precision optical and electro-mechanical engineering and manufacturing capabilities to a prospective customer and the ability to protect a customer's intellectual property.

Our overall competitive position depends upon a number of factors, including:

- our manufacturing technologies and capacity;
- the quality of our manufacturing processes and products;
- our supply chain tools and data management systems;
- our engineering and prototyping capabilities;
- our ability to strengthen and broaden our engineering services and know-how to participate in the growth of emerging technologies;
- our ability to deliver on-time;
- cost; and
- our responsiveness and flexibility.

Competitors in the market for optical manufacturing services include Sanmina-SCI Corporation, Hon Hai Precision Industry Co. Ltd., Celestica Inc., Venture Corporation Limited and Oplink Communications, Inc., as well as the internal manufacturing capabilities of our customers. Our customized optics and glass operations face competition from companies such as Alps Electric Co., Ltd., Browave Corporation, Fujian Castech Crystals, Inc., Research Electro-Optic, Inc. and Photop Technologies, Inc.

Intellectual Property

Our success depends, in part, on our ability to protect our customers' intellectual property. We license various technologies from our customers on a non-exclusive, royalty-free, non-transferable basis for the sole purpose of allowing us to manufacture products for those customers in accordance with their specifications. We have no rights to disclose, use or sell this licensed technology for any other purpose. The duration of these licenses is limited to the duration of the underlying supply or manufacturing agreement. To meet the demands of certain customers, we created a factory-within-a-factory manufacturing environment. Some customers, for example, demand anonymity at our facilities while other customers require additional security measures such as biometric devices to safeguard their segregated manufacturing areas.

We regard our own manufacturing process technologies and customized optics and glass designs as proprietary intellectual property. We own any process engineering technology independently developed in-house by our technical staff. As part of our manufacturing services, we grant our customers a royalty-free license to these process engineering technologies for the purpose of allowing our customers to make their products or have their products made by third parties. Any process engineering or other improvements that we develop in connection with the improvement or optimization of a process for the manufacturing of a customer's products are immediately assigned to that customer. To protect our proprietary rights, we rely largely upon a combination of trade secrets, non-disclosure agreements and internal security systems. Historically, patents have not played a significant role in the protection of our proprietary rights. Nevertheless, we currently have a relatively small number of solely-owned and jointly-held PRC patents in various customized optic technologies with expiration dates between 2011 and 2028. We believe that both our evolving business practices and industry trends may result in the continued growth of our patent portfolio and its importance to us, particularly as we expand our business.

Environmental Regulation

We are subject to a variety of international and U.S. laws and other legal requirements relating to the use, disposal, clean-up of and human exposure to, hazardous materials. To date, such laws and regulations have not materially affected our business. We do not anticipate any material capital expenditures for environmental control facilities for the foreseeable future. While to date we are not aware of any material exposures, there can be no assurance that environmental matters will not arise in the future or that costs will not be incurred with respect to sites as to which no problem is currently known.

Social Responsibility

Our corporate social responsibility practices focus on creating better social, economic and environmental outcomes for all stakeholders in the global electronics supply chain. These outcomes include: improved conditions for workers, increased efficiency and productivity for customers and suppliers, economic development, and a clean environment for our communities. We are committed to implementing programs that focus on driving continuous improvements in social, ethical, and environmental compliance throughout all of our global operating units in accordance with our Code of Business Conduct. As a guide to achieve this end, we look at principles, policies and standards as prescribed by the Electronics Industry Citizenship Coalition ("EICC"), a worldwide association of electronics companies committed to promoting an industry code of conduct for global electronics supply chains to improve working and environmental conditions. Fabrinet is an applicant member of the EICC.

Corporate Structure

We were organized under the laws of the Cayman Islands in August 1999 and commenced our business operations in January 2000. We have seven direct and indirect subsidiaries. All of these subsidiaries, other than our Thai subsidiary, Fabrinet Co., Ltd., are wholly-owned. We own over 99.99% of Fabrinet Co., Ltd., and the remainder is owned by Mr. Tom Mitchell, our chief executive officer and chairman of the board of directors, and certain of his family members. We formed Fabrinet Co., Ltd. and incorporated Fabrinet USA, Inc. in 1999. We incorporated FBN New Jersey Manufacturing, Inc. (or Vitrocom) and acquired Fabrinet China Holdings and CASIX, Inc. in 2005. We incorporated Fabrinet Pte. Ltd. in 2007 and Fabrinet AB in 2010.

As the parent company, we enter into contracts directly with our customers, and have entered into various inter-company agreements with some of our subsidiaries, while Casix and Vitrocom each enter into contracts or purchase orders directly with their customers. We have inter-company agreements with our Thai subsidiary and our New Jersey subsidiary (which is incorporated in Delaware), whereby each provides manufacturing services to us. We also have inter-company agreements with our California, Singapore and Swedish subsidiaries to provide us with certain administrative and financial services.

Employees

As of June 24, 2011, we had approximately 6,800 full-time employees located in Thailand, the PRC, North America and Europe. As of June 24, 2011, we had approximately 5,460 full-time employees located in Thailand, approximately 5,300 of whom were engaged in manufacturing operations and 160 of whom were engaged in general and administration. As of June 24, 2011, we had approximately 1,270 full-time employees located in the PRC, approximately 1,200 of whom were engaged in manufacturing operations and 70 of whom were engaged in general and administration. As of June 24, 2011, we had approximately 40 full-time employees located in the United States, approximately 30 of whom were engaged in manufacturing operations and 10 of whom were engaged in general and administration. As of June 24, 2011, we had 3 full-time employees located in Europe, all of whom were engaged in business development activities. None of our employees are represented by a labor union. We have not experienced any work stoppages, slowdowns or strikes. We consider our relations with our employees to be excellent. Our employees have been employed by us for an average of approximately four consecutive years.

Available Information

Our web site is located at www.fabrinet.com. The information posted on our web site is not incorporated into this Annual Report on Form 10-K. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge through the "Investors" section of our web site as soon as reasonably practicable after we electronically file such material with, or furnish it to, the U.S. Securities and Exchange Commission (SEC). You may also access all of our public filings through the SEC's website at www.sec.gov. Further, a copy of this Annual Report on Form 10-K is located at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330.

ITEM 1A. RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the following risks and all other information contained in this Annual Report on Form 10-K, including our consolidated financial statements and the related notes, before investing in our ordinary shares. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, also may become important factors that affect us. If any of the following risks materialize, our business, financial condition and results of operations could be materially harmed. In that case, the trading price of our ordinary shares could decline, and you may lose some or all of your investment.

Risks Related to Our Business

Our sales depend on and may continue to depend on a few customers, many of which have substantial purchasing power and leverage in negotiating contracts with us. A reduction in orders from any of these customers, the loss of any of these customers, or a customer exerting significant pricing and margin pressures on us could harm our business, financial condition and operating results.

We have depended, and expect to continue to depend, upon a relatively small number of customers for a significant percentage of our total revenues. During fiscal 2011 and fiscal 2010, we had four customers and five customers, respectively customers that each contributed 10% or more of our total revenues. These customers together accounted for 58% and 69% of our total revenues, respectively, during the periods. Dependence on a limited number of customers means that a reduction in orders from, a loss of, or other adverse actions by any one of these customers could have an adverse effect on our business, operating results and share price. For example, on July 1, 2011, Oclaro, Inc. delivered a notice of termination to us under our volume supply agreement, stating that they are currently in discussions with multiple third party manufacturers, including Fabrinet, for one or more of such third party manufacturers to manufacture those products that are currently being manufactured by Fabrinet under our supply agreement. Pursuant to the notice of termination, our supply agreement will terminate on December 31, 2011. From July 8, 2011, following Oclaro's announcement of the termination of our volume supply agreement, through July 14, 2011, our share price on the NYSE declined approximately 22%.

Further, our customer concentration increases the concentration of our accounts receivable and our exposure to payment default by any of our key customers. Many of our existing and potential customers have substantial debt burdens, have experienced financial distress or have static or declining revenues. Certain of our customers have gone out of business, been acquired, or announced their withdrawal from segments of the optics market. We generate significant accounts payable and inventory for the services that we provide to our customers, which could expose us to substantial and potentially unrecoverable costs if we do not receive payment from our customers.

Reliance on a small number of customers gives those customers substantial purchasing power and leverage in negotiating contracts with us. In addition, although we enter into master supply agreements with our customers, the level of business to be transacted under those agreements is not guaranteed. Instead, we are awarded business under those agreements on a project-by-project basis. Some of our customers have at times significantly reduced or delayed the volume of manufacturing services that they order from us. If we are unable to maintain our relationships with our existing significant customers, our business, financial condition and operating results could be harmed.

We face significant competition in our business. If we are unable to compete successfully against our current and future competitors, our business, financial condition and operating results could be harmed.

Our current and prospective customers tend to evaluate our capabilities against the merits of their internal manufacturing as well as the capabilities of third-party manufacturers. We believe the internal manufacturing capabilities of current and prospective customers are our primary competition. This competition is particularly strong when our customers have excess manufacturing capacity, as was the case when the markets that we serve experienced a downturn from 2001 through 2004 and again in 2008 and 2009, that resulted in underutilized capacity. Many of our potential customers continue to have excess manufacturing capacity at their facilities. If our customers choose to manufacture products internally rather than to outsource production to us, or choose to outsource to a third-party manufacturer, our business, financial condition and operating results could be harmed. For example, on July 1, 2011, Oclaro, Inc. delivered a notice of termination to us under our volume supply agreement, stating that they are currently in discussions with multiple third party manufacturers, including Fabrinet, for one or more of such third party manufacturers to manufacture those products that are currently being manufactured by Fabrinet under our supply agreement.

Competitors in the market for optical manufacturing services include Sanmina-SCI Corporation, Hon Hai Precision Industry Co. Ltd., Celestica Inc., Venture Corporation Limited and Oplink Communications, Inc. Our customized optics and glass operations face competition from companies such as Alps Electric Co., Ltd., Browave Corporation, Fujian Castech Crystals, Inc., Research Electro-Optic, Inc. and Photop Technologies, Inc. Other existing contract manufacturing companies, original design manufacturers or outsourced semiconductor assembly and test companies could also enter our target markets. In addition, we may face more competitors as we attempt to penetrate new markets.

Many of our customers and potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater resources than we have. These advantages may allow them to devote greater resources than we can to the development and promotion of service offerings that are similar or superior to our service offerings. These competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies or offer services that achieve greater market acceptance than ours. These competitors may also compete with us by making more attractive offers to our existing and potential employees, suppliers and strategic partners. Further, consolidation in the optics industry could lead to larger and more geographically diverse competitors. New and increased competition could result in price reductions for our services, reduced gross profit margins or loss of market share. We may not be able to compete successfully against our current and future competitors, and the competitive pressures we face may harm our business, financial condition and operating results.

Cancellations, delays or reductions of customer orders and the relatively short-term nature of the commitments of our customers could harm our business, financial condition and operating results.

We do not typically obtain firm purchase orders or commitments from our customers that extend beyond 13 weeks. While we work closely with our customers to develop forecasts for periods of up to one year, these forecasts are not binding and may be unreliable. Customers may cancel their orders, change production quantities from forecasted volumes or delay production for a number of reasons beyond our control. Any material delay, cancellation or reduction of orders could cause our revenues to decline significantly and could cause us to hold excess materials. Many of our costs and operating expenses are fixed. As a result, a reduction in customer demand could decrease our gross profit and harm our business, financial condition and operating results.

In addition, we make significant decisions, including production schedules, component procurement commitments, personnel needs and other resource requirements, based on our estimate of our customers' requirements. The short-term nature of our customers' commitments and the possibility of rapid changes in demand for their products reduce our ability to accurately estimate the future requirements of our customers. Inability to forecast the level of customer orders with certainty makes it difficult to allocate resources to specific customers, order appropriate levels of materials and maximize the use of our manufacturing capacity. This could also lead to an inability to meet a spike in production demand, all of which could harm our business, financial condition and operating results.

If the optical communications market does not expand as we expect, our business may not grow as fast as we expect, which could adversely impact our business, financial condition and operating results.

Our future success as a provider of precision optical, electro-mechanical and electronic manufacturing services for the optical communications market depends on the continued growth of the optics industry and, in particular, the continued expansion of global information networks, particularly those directly or indirectly dependent upon a fiber optics infrastructure. As part of that growth, we are relying on increasing demand for voice, video, text and other data delivered over high-speed connections. Without network and bandwidth growth, the need for enhanced communications products would be jeopardized. Currently, demand for network services and for broadband access, in particular, is increasing but growth may be limited by several factors, including, among others: (i) relative strength or weakness of the global economy or certain countries or regions, (ii) an uncertain regulatory environment, and (iii) uncertainty regarding long-term sustainable business models as multiple industries, such as the cable, traditional telecommunications, wireless and satellite industries, offer competing content delivery solutions. The optical communications market also has experienced periods of overcapacity, some of which have occurred even during periods of relatively high network usage and bandwidth demands. If the factors described above were to slow, stop or reverse the expansion in the optical communications market, our business, financial condition and operating results would be negatively affected.

Our quarterly revenues, gross profit margins and operating results have fluctuated significantly and may continue to do so in the future, which may cause the market price of our ordinary shares to decline or be volatile.

Our quarterly revenues, gross profit margins, and operating results have fluctuated significantly and may continue to fluctuate significantly in the future. For example, between the three months ended September 25, 2009 and the three months ended June 25, 2010, our total revenues ranged from $97.0 million to $157.4 million, as compared to $190.3 million for the three months ended June 24, 2011. Our gross profit margins and operating results experienced similar fluctuations during those periods. Therefore, we believe that quarter-to-quarter comparisons of our operating results may not be useful in predicting our future operating results. You should not rely on our results for one quarter as any indication of our future performance. Quarterly variations in our operations could result in significant volatility in the market price of our ordinary shares.

If we are unable to continue diversifying our precision optical and electro-mechanical manufacturing services across other markets within the optics industry, such as the semiconductor processing, biotechnology, metrology and material processing markets, our business may not grow as fast as we expect.

We intend to continue diversifying across other markets within the optics industry, such as the semiconductor processing, biotechnology, metrology and material processing markets, to reduce our dependence on the optical communications market and to grow our business. Currently, the optical communications market contributes the majority of our revenues. There can be no assurance that our efforts to further expand and diversify into other markets within the optics industry will prove successful. In the event that the opportunities presented by these markets prove to be less than anticipated, if we are less successful than expected in diversifying into these markets, or if our margins in these markets prove to be less than expected, our growth may slow or stall, and we may incur costs that are not offset by revenues in these markets, all of which could harm our business, financial condition and operating results.

Our exposure to financially troubled customers or suppliers could harm our business, financial condition and operating results.

We provide manufacturing services to companies, and rely on suppliers, that have in the past and may in the future experience financial difficulty, particularly in light of recent conditions in the credit markets and the overall economy that affected access to capital and liquidity. As a result, we devote significant resources to monitor receivables and inventory balances with certain of our customers. If our customers experience financial difficulty, we could have difficulty recovering amounts owed to us from these customers, or demand for our services from these customers could decline. If our suppliers experience financial difficulty, we could have trouble sourcing materials necessary to fulfill production requirements and meet scheduled shipments. Any such financial difficulty could adversely affect our operating results and financial condition by resulting in a reduction in our revenues, a charge for inventory write-offs, a provision for doubtful accounts, and an increase in working capital requirements due to increases in days in inventory and in days in accounts receivable.

Fluctuations in foreign currency exchange rates and changes in governmental policies regarding foreign currencies could increase our operating costs, which would adversely affect our operating results.

Volatility in the functional and non-functional currencies of our entities and the U.S. dollar could seriously harm our business, financial condition and operating results. The primary impact of currency exchange fluctuations is on our cash, receivables and payables of our operating entities. We may experience significant unexpected expenses from fluctuations in exchange rates.

Our customer contracts generally require that our customers pay us in U.S. dollars. However, the majority of our payroll and other operating expenses are paid in Thai baht. As a result of these arrangements, we have significant exposure to changes in the exchange rate between the Thai baht and the U.S. dollar, and our operating results are adversely impacted when the U.S. dollar depreciates relative to the Thai baht and other currencies. We have experienced such depreciation in the U.S. dollar as compared to the Thai baht, and our results have been adversely impacted by this fluctuation in exchange rates. For example, from June 26, 2009 to June 24, 2011, the U.S. dollar lost approximately 10.1% of its value against the Thai baht. We cannot guarantee that the depreciation of the U.S. dollar against the Thai baht will not continue. Further, while we attempt to hedge against certain exchange rate risks, we typically enter into hedging contracts with durations of one to three months, leaving us exposed to longer term changes in exchange rates.

Also, we have significant exposure to changes in the exchange rate between the RMB and the U.S. dollar. The expenses of our PRC subsidiary are denominated in RMB. Currently, RMB are convertible under current accounts, including trade- and service-related foreign exchange transactions, foreign debt service and payment of dividends. The PRC government may at its discretion restrict access in the future to foreign currencies for current account transactions. If this occurs, our PRC subsidiary may not be able to pay us dividends in U.S. dollars without prior approval from the PRC State Administration of Foreign Exchange. In addition, conversion of RMB for most capital account items, including direct investments, is still subject to government approval in the PRC. This restriction may limit our ability to invest the earnings of our PRC subsidiary.

Beginning in July 2005, the official exchange rate for the conversion of RMB into U.S. dollars was revalued and permitted to fluctuate within a band against a basket of foreign currencies. As a result, as of June 24, 2011, the U.S. dollar had depreciated approximately 5.3% against the RMB since June 26, 2009. There remains significant international pressure on the PRC government to adopt a substantially more liberalized currency policy. Any further and more significant appreciation in the value of the RMB against the U.S. dollar could negatively impact our operating results.

We purchase some of the critical materials used in certain of our products from a single source or a limited number of suppliers. Supply shortages have in the past, and could in the future, impair the quality, reduce the availability or increase the cost of materials, which could harm our revenues, profitability and customer relations.

We rely on a single source or a limited number of suppliers for critical materials used in a significant number of the products we manufacture. We generally purchase these single or limited source materials through standard purchase orders and do not maintain long-term supply agreements with our suppliers. We generally use a rolling 12 month forecast based on anticipated product orders, customer forecasts, product order history, backlog, and warranty and service demand to determine our materials requirements. Lead times for the parts and components that we order vary significantly and depend on factors such as manufacturing cycle times, manufacturing yields and the availability of raw materials used to produce the parts or components. Historically, we have experienced supply shortages resulting from various causes, including reduced yields by our suppliers, which prevented us from manufacturing products for our customers in a timely manner. Our revenues, profitability and customer relations could be harmed by a stoppage or delay of supply, a substitution of more expensive or less reliable parts, the receipt of defective parts or contaminated materials, an increase in the price of supplies, or an inability to obtain reduced pricing from our suppliers in response to competitive pressures.

We continue to undertake programs to strengthen our supply chain. Nevertheless, we are experiencing, and expect for the foreseeable future to continue to experience, strain on our supply chain and periodic supplier problems. We have incurred, and expect to continue to incur for the foreseeable future, costs to address these problems.

Managing our inventory is complex and may require write-downs due to excess or obsolete inventory, which could cause our operating results to decrease significantly in a given fiscal period.

Managing our inventory is complex. We are generally required to procure material based upon the anticipated demand of our customers. The inaccuracy of these forecasts or estimates could result in excess supply or shortages of certain materials. Inventory that is not used or expected to be used as and when planned may become excess or obsolete. Generally, we are unable to use most of the materials purchased for one of our customers to manufacture products for any of our other customers. Additionally, we could experience reduced or delayed product shipments or incur additional inventory write-downs and cancellation charges or penalties, which would increase costs and could harm our business, financial condition and operating results. While our agreements with customers are structured to mitigate our risks related to excess or obsolete inventory, enforcement of these provisions may result in material expense and delay in payment for inventory. If any of our significant customers becomes unable or unwilling to purchase inventory or does not agree to such contractual provisions in the future, our business, financial condition and operating results may be harmed.

We conduct operations in a number of countries, which creates logistical and communications challenges for us and exposes us to other risks that could harm our business, financial condition and operating results.

The vast majority of our operations, including manufacturing and customer support, are located primarily in the Asia-Pacific region. The distances between Thailand, the PRC and our customers and suppliers globally, create a number of logistical and communications challenges for us, including managing operations across multiple time zones, directing the manufacture and delivery of products across significant distances, coordinating the procurement of raw materials and their delivery to multiple locations and coordinating the activities and decisions of our management team, the members of which are based in different countries.

Our customers are located throughout the world. Total revenues from the bill to location of customers outside of North America accounted for 56.4%, 50.0% and 38.5% of our total revenues for fiscal 2011, fiscal 2010 and fiscal 2009, respectively. We expect that total revenues from the bill to location of customers outside of North America will continue to account for a significant portion of our total revenues. Our customers also depend on international sales, which further exposes us to the risks associated with international operations. In addition, our international operations and sales subject us to a variety of domestic and foreign trade regulatory requirements.

Political unrest and demonstrations, as well as changes in the political, social, business or economic conditions in Thailand, could harm our business, financial condition and operating results.

The majority of our assets and manufacturing operations are located in Thailand. Therefore, political, social, business and economic conditions in Thailand have a significant effect on our business. As of January 19, 2011, Thailand had been assessed as a medium-high political risk by AON Political Risk, a risk management, insurance and consulting firm. Any changes to tax regimes, laws, exchange controls or political action in Thailand may harm our business, financial condition and operating results.

In September 2006, Thailand experienced a military coup that overturned the existing government, and in 2008, political unrest and demonstrations in Bangkok sparked a series of violent incidents that resulted in several deaths and numerous injuries. In April 2009, anti-government demonstrations in Bangkok caused severe traffic congestion and numerous injuries, and in March 2010, protestors again held demonstrations calling for new elections. These demonstrations in recent years in Bangkok and other parts of Thailand, which escalated in violence through May 2010, resulted in the country's worst political violence in nearly two decades with numerous deaths and injuries, as well as destruction of property. Certain hotels and businesses in Bangkok were closed for weeks as the protestors occupied Bangkok's commercial center, and governments around the world issued travel advisories urging their citizens to avoid non-essential travel to Bangkok.

Any succession crisis in the Kingdom of Thailand could cause new or increased instability and unrest. In the event that a violent coup were to occur or the current political unrest were to worsen, such activity could prevent shipments from entering or leaving the country and disrupt our ability to manufacture products in Thailand, and we could be forced to transfer our manufacturing activities to more stable, and potentially more costly, regions. Further, a new Thai government may raise minimum wage standards for labor or repeal certain promotional certificates that we have received or tax holidays for certain export and value added taxes that we enjoy, either preventing us from engaging in our current or anticipated activities or subjecting us to higher tax rates. A new regime could nationalize our business or otherwise seize our assets. Future political instability such as the coup that occurred in September 2006 or the demonstrations that occurred during 2008, 2009 and 2010 could harm our business, financial condition and operating results.

We expect to increase our manufacturing operations in the PRC, which will continue to expose us to risks inherent in doing business in the PRC, any of which risks could harm our business, financial condition and operating results.

We anticipate that we will continue to invest in our customized optics manufacturing facilities located in Fuzhou, China. Because these operations are located in the PRC, they are subject to greater political, legal and economic risks than the geographies in which the facilities of many of our competitors and customers are located. In particular, the political and economic climate in the PRC (both at national and regional levels) is fluid and unpredictable. As of January 19, 2011, the PRC had been assessed as a medium political risk by AON Political Risk. A large part of the PRC's economy is still being operated under varying degrees of control by the PRC government. By imposing industrial policies and other economic measures, such as control of foreign exchange, taxation, import and export tariffs, environmental regulations, land use rights, intellectual property and restrictions on foreign participation in the domestic market of various industries, the PRC government exerts considerable direct and indirect influence on the development of the PRC economy. Many of the economic reforms carried out by the PRC government are unprecedented or experimental and are expected to change further. Any changes to the political, legal or economic climate in the PRC could harm our business, financial condition and operating results.

Our PRC subsidiary is a "wholly foreign-owned enterprise" and is therefore subject to laws and regulations applicable to foreign investment in the PRC, in general, and laws and regulations applicable to wholly foreign-owned enterprises, in particular. The PRC has made significant progress in the promulgation of laws and regulations pertaining to economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, the promulgation of new laws, changes in existing laws and abrogation of local regulations by national laws may have a negative impact on our business and prospects. In addition, these laws and regulations are relatively new, and published cases are limited in volume and non-binding. Therefore, the interpretation and enforcement of these laws and regulations involve significant uncertainties. Laws may be changed with little or no prior notice, for political or other reasons. These uncertainties could limit the legal protections available to foreign investors. Furthermore, any litigation in the PRC may be protracted and result in substantial costs and diversion of resources and management's attention.

Our business and operations would be adversely impacted in the event of a failure of our information technology infrastructure.

We rely upon the capacity, reliability and security of our information technology hardware and software infrastructure. For instance, we use a combination of standard and customized software platforms to manage, record and report all aspects of our operations and, in many instances, enable our customers to remotely access certain areas of our databases to monitor yields, inventory positions, work-in-progress status and vendor quality data. We are constantly expanding and updating our information technology infrastructure in response to our changing needs. Any failure to manage, expand and update our information technology infrastructure or any failure in the operation of this infrastructure could harm our business.

Despite our implementation of security measures, our systems are vulnerable to damages from computer viruses, natural disasters, unauthorized access and other similar disruptions. Any system failure, accident or security breach could result in disruptions to our operations. To the extent that any disruptions or security breach results in a loss or damage to our data, or inappropriate disclosure of confidential information, it could harm our business. In addition, we may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future.

Consolidation in the markets we serve could harm our business, financial condition and operating results.

Consolidation in the markets we serve has resulted in a reduction in the number of potential customers for our services. For example, in February 2008, EMCORE Corporation, one of our customers, acquired certain product lines and other assets from another of our customers. Also, in April 2009, Bookham, Inc. and Avanex Corporation, both of which are our customers, merged to form a new company called Oclaro, Inc. In July 2009, Newport Corporation, also our customer, acquired Oclaro's Focus photonics business, and Oclaro acquired Newport's high-power laser diode manufacturing operations. In May 2010, TE Connectivity acquired Zarlink Semiconductor's optical products business, and in January 2011, Molex Incorporated acquired the silicon photonics-based active optical cable assets of Luxtera, Inc. In some cases, consolidation among our customers has led to a reduction in demand for our services as customers acquired the capacity to manufacture products in-house.

Consolidation among our customers and their customers may continue and may adversely affect our business, financial condition and operating results in several ways. Consolidation among our customers and their customers may result in a smaller number of large customers whose size and purchasing power give them increased leverage that may result in, among other things, decreases in our average selling prices. In addition to pricing pressures, this consolidation may also reduce overall demand for our manufacturing services if customers obtain new capacity to manufacture products in-house or discontinue duplicate or competing product lines in order to streamline operations. If demand for our manufacturing services decreases, our business, financial condition and operating results could be harmed.

If we fail to adequately expand our manufacturing capacity, we will not be able to grow our business, which would harm our business, financial condition and operating results. Conversely, if we expand too much or too rapidly, we may experience excess capacity, which would harm our business, financial condition and operating results.

We may not be able to pursue many large customer orders or sustain our historical growth rates if we do not have sufficient manufacturing capacity to enable us to commit to provide customers with specified quantities of products. If our customers do not believe that we have sufficient manufacturing capacity, they may: (i) outsource all of their production to another source that they believe can fulfill all of their production requirements; (ii) look to a second source for the manufacture of additional quantities of the products that we currently manufacture for them; (iii) manufacture the products themselves; or (iv) otherwise decide against using our services for their new products.

We most recently expanded our manufacturing capacity at our Thailand facilities in May 2008 with the completion of Pinehurst Building 5 and intend to further expand our manufacturing capacity in the future, such as our construction of Pinehurst Building 6 in Thailand during the remainder of calendar year 2011 and the first quarter of calendar year 2012. We must continue to devote significant resources to the expansion of our manufacturing capacity, and any such expansion will be expensive, will require management's time and may disrupt our operations. In the event we are unsuccessful in our attempts to expand our manufacturing capacity, our business, financial condition and operating results could be harmed.

However, if we expand our manufacturing capacity and are unable to promptly utilize the additional space due to reduced demand for our services, an inability to win new projects, new customers or penetrate new markets, or if the optics industry does not grow as we expect, we may experience periods of excess capacity, which could harm our business, financial condition and operating results.

We may encounter difficulties completing or integrating acquisitions, asset purchases and other types of transactions that we may pursue in the future, which could disrupt our business, cause dilution to our shareholders and harm our business, financial condition and operating results.

We have grown and may continue to grow our business through acquisitions, asset purchases and other types of transactions, including the transfer of products from our customers and their suppliers. Acquisitions and other strategic transactions typically involve many risks, including the following:

- the integration of the acquired assets and facilities into our business may be difficult, time-consuming and costly, and may adversely impact our profitability;
- we may lose key employees of the acquired companies or divisions;
- we may issue additional ordinary shares, which would dilute our current shareholders' percentage ownership in us;
- we may incur indebtedness to pay for the transactions;
- we may assume liabilities, some of which may be unknown at the time of the transactions;
- we may record goodwill and non-amortizable intangible assets that will be subject to impairment testing and potential periodic impairment charges;
- we may incur amortization expenses related to certain intangible assets;
- we may devote significant resources to transactions that may not ultimately yield anticipated benefits;
- we may incur greater than expected expenses or lower than expected revenues;
- we may assume obligations with respect to regulatory requirements, including environmental regulations, which may prove more burdensome than expected; or
- we may become subject to litigation.

Acquisitions are inherently risky, and we can provide no assurance that our previous or future acquisitions will be successful or will not harm our business, financial condition and operating results.

We may experience manufacturing yields that are lower than expected, potentially resulting in increased costs, which could harm our business, operating results and customer relations.

Manufacturing yields depend on a number of factors, including the following:

- the quality of input, materials and equipment;
- the quality and feasibility of our customer's design;
- the repeatability and complexity of the manufacturing process;

- the experience and quality of training of our manufacturing and engineering teams; and
- the monitoring of the manufacturing environment.

Lower volume production due to continually changing designs generally results in lower yields. Manufacturing yields and margins can also be lower if we receive or inadvertently use defective or contaminated materials from our suppliers. In addition, our customer contracts typically provide that we will supply products at a fixed price each quarter, which assumes specific production yields and quality metrics. If we do not meet the yield assumptions and quality metrics used in calculating the price of a product, we may not be able to recover the costs associated with our failure to do so. Consequently, our operating results and profitability may be harmed.

If the products that we manufacture contain defects, we could incur significant correction costs, demand for our services may decline and we may be exposed to product liability and product warranty claims, which could harm our business, financial condition, operating results and customer relations.

We manufacture products to our customers' specifications, and our manufacturing processes and facilities must comply with applicable statutory and regulatory requirements. In addition, our customers' products and the manufacturing processes that we use to produce them are often complex. As a result, products that we manufacture may at times contain manufacturing or design defects, and our manufacturing processes may be subject to errors or fail to be in compliance with applicable statutory or regulatory requirements. Additionally, not all defects are immediately detectible. The testing procedures of our customers are generally limited to the evaluation of the products that we manufacture under likely and foreseeable failure scenarios. For various reasons (including, among others, the occurrence of performance problems that are unforeseeable at the time of testing or that are detected only when products are fully deployed and operated under peak stress conditions), these products may fail to perform as expected after their initial acceptance by a customer.

We generally provide a warranty of between one and five years on the products that we manufacture for our customers. This warranty typically guarantees that products will conform to our customers' specifications and be free from defects in workmanship. Defects in the products we manufacture, whether caused by a design, engineering, manufacturing or component failure or by deficiencies in our manufacturing processes and whether during or after the warranty period, could result in product or component failures, which may damage our business reputation, whether or not we are indemnified for such failures. We could also incur significant costs to repair or replace defective products under warranty, particularly when such failures occur in installed systems. In some instances, we may also be required to incur costs to repair or replace defective products outside of the warranty period in the event that a recurring defect is discovered in a certain percentage of a customer's products delivered over an agreed upon period of time. We have experienced product or component failures in the past and remain exposed to such failures, as the products that we manufacture are widely deployed throughout the world in multiple environments and applications. Further, due to the difficulty in determining whether a given defect resulted from our customer's design of the product or our manufacturing process, we may be exposed to product liability or product warranty claims arising from defects that are not our fault. In addition, if the number or type of defects exceeds certain percentage limitations contained in our contractual arrangements, we may be required to conduct extensive failure analysis, re-qualify for production or cease production of the specified products.

Product liability claims may include liability for personal injury or property damage. Product warranty claims may include liability to pay for a recall, repair or replacement of a product or component. Although liability for these claims is generally assigned to our customers in our contracts, even where they have assumed liability, our customers may not, or may not have the resources to, satisfy claims for costs or liabilities arising from a defective product. Additionally, under one of our contracts, in the event the products we manufacture do not meet the end-customer's testing requirements or otherwise fail, we may be required to pay penalties to our customer, including a fee during the time period that the customer or end-customer's production line is not operational as a result of the failure of the products that we manufacture, all of which could harm our business, operating results and customer relations. If we engineer or manufacture a product that is found to cause any personal injury or property damage or is otherwise found to be defective, we could incur significant costs to resolve the claim. While we maintain insurance for certain product liability claims, we do not maintain insurance for any recalls and, therefore, would be required to pay any associated costs that are determined to be our responsibility. A successful product liability or product warranty claim in excess of our insurance coverage or any material claim for which insurance coverage is denied, limited, is not available or has not been obtained could harm our business, financial condition and operating results.

If we are unable to meet regulatory quality standards applicable to our manufacturing and quality processes for the products we manufacture, our business, financial condition or operating results could be harmed.

As a manufacturer of products for the optics industry, we are required to meet certain certification standards, including the following: ISO 9001:2008 for Manufacturing Quality Systems; ISO 14001 for Environmental Quality Systems; TL9000 for Telecommunications Industry Quality Certification; TS16949:2002 for Automotive Industry Quality Certification; ISO 13485:2003 for Medical Devices; AS9100 for Aerospace Industry Quality Certification; OHSAS 18001 for Health and Safety; and various additional standards imposed by the U.S. Food and Drug Administration, or FDA, with respect to the manufacture of medical devices.

Additionally, we are required to register with the FDA and other regulatory bodies and are subject to continual review and periodic inspection for compliance with these requirements, which require manufacturers to adhere to certain regulations, including testing, quality control and documentation procedures. We hold the following additional certifications: SONY Green Partner for Environmental Management Systems and CSR-DIW for Corporate Social Responsibility in Thailand. In the European Union, we are required to maintain certain ISO certifications in order to sell our precision optical, electro-mechanical and electronic manufacturing services and we must undergo periodic inspections by regulatory bodies to obtain and maintain these certifications. If any regulatory inspection reveals that we are not in compliance with applicable standards, regulators may take action against us, including issuing a warning letter, imposing fines on us, requiring a recall of the products we manufactured for our customers, or closing our manufacturing facilities. If any of these actions were to occur, it could harm our reputation as well as our business, financial condition and operating results.

If we fail to attract additional skilled employees or retain key personnel, our business, financial condition and operating results could suffer.

Our future success depends, in part, upon our ability to attract additional skilled employees and retain our current key personnel. We have identified several areas where we intend to expand our hiring, including human resources, supply chain management, business development and finance. We may not be able to hire and retain such personnel at compensation levels consistent with our existing compensation and salary structure. Our future also depends on the continued contributions of our executive management team, including Mr. Mitchell, and other key management and technical personnel, each of whom would be difficult to replace. We do not have key person life insurance or long-term employment contracts with any of our key personnel. The loss of any of our executive officers or key personnel or the inability to continue to attract qualified personnel could harm our business, financial condition and operating results.

Failure to comply with applicable environmental laws and regulations could have a material adverse effect on our business, results of operations and financial condition.

The sale and manufacturing of products in certain states and countries may subject us to environmental laws and regulations. Although we do not anticipate any material adverse effects based on the nature of our operations and these laws and regulations, we will need to ensure that we and our suppliers comply with such laws and regulations as they are enacted. If we fail to timely comply with such laws and regulations, our customers may cease doing business with us, which would have a material adverse effect on our business, results of operations and financial condition. In addition, if we were found to be in violation of these laws, we could be subject to governmental fines, liability to our customers and damage to our reputation, which would also have a material adverse effect on our business, results of operations and financial condition.

Our business, operating results and financial condition may be negatively impacted by general economic and financial market conditions.

The 2008 global economic crisis has caused disruptions and extreme volatility in global financial markets, increased rates of default and bankruptcy, and impacted levels of business and consumer spending. These macroeconomic developments have negatively affected and may continue to negatively affect our business, operating results and financial condition in a number of ways. For example, in fiscal 2009, various customers delayed or decreased spending on new projects with us while others delayed paying us for products and services that we had previously provided. Additionally, as a result of these macroeconomic developments, in fiscal 2009, there was a decline in demand for our customers' products across all of the industries we serve, which caused our customers to reduce their inventories, resulting in a 13.7% decline in our total revenues and a 25.2% decline in our net income from fiscal 2008 to fiscal 2009. Further, concern about the stability of the markets generally and the strength of counterparties led many lenders and institutional investors to reduce, and in some cases, cease to provide credit to businesses and consumers, including to our suppliers and customers, which further exacerbated downward pressure on demand for our products and services.

If these significant adverse global economic conditions were to return, they could, among other things, make it more difficult for us, our customers and our suppliers to obtain credit, cause our customers or potential customers to reduce or delay their orders with us or cancel their orders altogether, lead to further downward pricing pressures, result in further delays in paying us or result in insolvency for key suppliers or customers, any of which could harm our business, financial condition and operating results.

Epidemics, natural disasters, acts of terrorism and other political and economic developments could harm our business, financial condition and operating results.

In some countries in which we operate, including the PRC and Thailand, potential outbreaks of infectious diseases such as the H1N1 influenza virus, severe acute respiratory syndrome (SARS) or bird flu could disrupt our manufacturing operations, reduce demand for our customers' products and increase our supply chain costs. Natural disasters, such as the May 2008 earthquake in Sichuan, China, which reported a magnitude of 7.9 on the Richter scale and resulted in the death of tens of thousands of people, could severely disrupt manufacturing operations and increase our supply chain costs. The recent earthquake and tsunami in Japan affected a large number of suppliers to the global market for electronic components, which may result in disruptions to the supply chain. Increased international political instability, evidenced by the threat or occurrence of terrorist attacks, enhanced national security measures, conflicts in the Middle East and Asia, strained international relations arising from these conflicts and the related decline in consumer confidence and economic weakness, may hinder our ability to do business. Any escalation in these events or similar future events may disrupt our operations and the operations of our customers and suppliers, and may affect the availability of materials needed for our manufacturing services. Such events may also disrupt the transportation of materials to our manufacturing facilities and finished products to our customers. These events have had, and may continue to have, an adverse impact on the U.S. and world economy in general, and customer confidence and spending in particular, which in turn could adversely affect our total revenues and operating results. The impact of these events on the volatility of the U.S. and world financial markets also could increase the volatility of the market price of our ordinary shares and may limit the capital resources available to us, our customers and our suppliers.

We have incurred and will continue to incur significant increased costs as a result of operating as a public company, and our management will be required to continue to devote substantial time to various compliance initiatives.

The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as well as other rules implemented by the U.S. Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE), impose various requirements on public companies, including requiring changes in corporate governance practices. These and proposed corporate governance laws and regulations under consideration may further increase our compliance costs. If compliance with these various legal and regulatory requirements diverts our management's attention from other business concerns, it could have a material adverse effect on our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and disclosure controls and procedures quarterly. We completed our evaluation of our internal controls over financial reporting for fiscal 2011 as required by Section 404 of the Sarbanes-Oxley Act of 2002. Although our assessment, testing and evaluation resulted in our conclusion that as of June 24, 2011, our internal controls over financial reporting were effective, we cannot predict the outcome of our testing in future periods.

Given the nature and complexity of our business and the fact that some members of our management team are located in Thailand while others are located in the U.S., control deficiencies may periodically occur. While we have ongoing measures and procedures to prevent and remedy such deficiencies, if they occur there can be no assurance that we will be successful or that we will be able to prevent material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Moreover, if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses in future periods, the market price of our ordinary shares could decline and we could be subject to potential delisting by the NYSE and review by the NYSE, the SEC, or other regulatory authorities, which would require the expenditure by us of additional financial and management resources. As a result, our shareholders could lose confidence in our financial reporting, which would harm our business and the market price of our ordinary shares.

We are subject to the risk of increased income taxes, which could harm our business, financial condition and operating results.

We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various countries in which we have assets or conduct activities. However, our tax position is subject to review and possible challenge by tax authorities and to possible changes in law, which may have retroactive effect. We were formed in the Cayman Islands and we maintain manufacturing operations in Thailand, the PRC and the U.S. Any of these jurisdictions could assert tax claims against us. We cannot determine in advance the extent to which some jurisdictions may require us to pay taxes or make payments in lieu of taxes. Preferential tax treatment from the Thai government is currently available to us for a period of five years from July 2010, which will be contingent on, among other things, the export of our customers' products out of Thailand and our agreement not to move our manufacturing facilities out of our current province in Thailand for at least 15 years. We will lose this favorable tax treatment in Thailand unless we comply with these restrictions, and as a result we may delay or forego certain strategic business decisions due to these tax considerations. We cannot guarantee that such preferential tax treatment will continue. Our PRC subsidiary does not qualify for any such tax incentives, and we do not anticipate that it will qualify for any tax incentives in the future. There is also a risk that Thailand or another jurisdiction in which we operate may treat our Cayman Islands parent as having a permanent establishment in such jurisdiction and subject its income to tax. If we become subject to additional taxes in any jurisdiction or if any jurisdiction begins to treat our Cayman Islands parent as having a permanent establishment, such tax treatment could materially and adversely affect our business, financial condition and operating results.

Certain of our subsidiaries provide products and services to, and may from time to time undertake certain significant transactions with, us and our other subsidiaries in different jurisdictions. For instance, we have intercompany agreements in place that provide for our California and Singapore subsidiaries to provide administrative services for our Cayman Islands parent, and our Cayman Islands parent has entered into manufacturing agreements with our Thai subsidiary. In general, related party transactions and, in particular, related party financing transactions, are subject to close review by tax authorities. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules that require all transactions with non-resident related parties to be priced using arm's length pricing principles and require the existence of contemporaneous documentation to support such pricing. International tax authorities could challenge the validity of our related party transfer pricing policies. Such a challenge generally involves a complex area of taxation and a significant degree of judgment by management. If any taxation authorities are successful in challenging our financing or transfer pricing policies, our income tax expense may be adversely affected and we could become subject to interest and penalty charges, which may harm our business, financial condition and operating results.

We may not be able to obtain capital when desired on favorable terms, if at all, or without dilution to our shareholders.

We anticipate that our current cash and cash equivalents, together with cash provided by operating activities and funds available through our working capital credit facilities, will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. We operate in a market, however, that makes our prospects difficult to evaluate. It is possible that we may not generate sufficient cash flow from operations or otherwise have the capital resources to meet our future capital needs. If this occurs, we may need additional financing to execute on our current or future business strategies.

Furthermore, if we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our shareholders could be significantly diluted, and these newly-issued securities may have rights, preferences or privileges senior to those of existing shareholders. If adequate additional funds are not available or are not available on acceptable terms, if and when needed, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our manufacturing services, hire additional technical and other personnel, or otherwise respond to competitive pressures could be significantly limited.

Intellectual property infringement claims against our customers or us could harm our business, financial condition and operating results.

Our services involve the creation and use of intellectual property rights, which subject us to the risk of intellectual property infringement claims from third parties and claims arising from the allocation of intellectual property rights among us and our customers. For example, in December 2008, Fabrinet USA, Inc. was served with a complaint, along with one of our customers, filed by Avago Technologies in the United States District Court for the Northern District of California, San Jose Division (Case No. C08-05394SI), alleging infringement of two patents by certain of our customer's products. On January 28, 2009, Avago Technologies dismissed the complaint against Fabrinet USA, Inc. by filing a notice of voluntary dismissal without prejudice with the United States District Court.

Our customers may require that we indemnify them against the risk of intellectual property infringement arising out of our manufacturing processes. If any claims are brought against us or our customers for such infringement, whether or not these claims have merit, we could be required to expend significant resources in defense of such claims. In the event of an infringement claim, we may be required to spend a significant amount of money to develop non-infringing alternatives or obtain licenses. We may not be successful in developing such alternatives or obtaining such licenses on reasonable terms or at all, which could harm our business, financial condition and operating results.

Any failure to protect our customers' intellectual property that we use in the products we manufacture for them could harm our customer relationships and subject us to liability.

We focus on manufacturing complex optical products for our customers. These products often contain our customers' intellectual property, including trade secrets and know-how. Our success depends, in part, on our ability to protect our customers' intellectual property. We may maintain separate and secure areas for customer proprietary manufacturing processes and materials and dedicate floor space, equipment, engineers and supply chain management to protect our customers' proprietary drawings, materials and products. The steps we take to protect our customers' intellectual property may not adequately prevent its disclosure or misappropriation. If we fail to protect our customers' intellectual property, our customer relationships could be harmed and we may experience difficulty in establishing new customer relationships. In addition, our customers might pursue legal claims against us for any failure to protect their intellectual property, possibly resulting in harm to our reputation and our business, financial condition and operating results.

There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of financial statements in accordance with U.S. GAAP. Any changes in estimates, judgments and assumptions could have a material adverse effect on our business, financial condition and operating results.

The preparation of financial statements in accordance with U.S. GAAP involves making estimates, judgments and assumptions that affect reported amounts of assets (including intangible assets), liabilities and related reserves, revenues, expenses and income. Estimates, judgments and assumptions are inherently subject to change in the future, and any such changes could result in corresponding changes to the amounts of assets, liabilities, revenues, expenses and income. Any such changes could have a material adverse effect on our business, financial condition and operating results.

We are subject to governmental export and import controls in several jurisdictions that could subject us to liability or impair our ability to compete in international markets.

We are subject to governmental export and import controls in Thailand, the PRC and the U.S. that may limit our business opportunities. Various countries regulate the import of certain technologies and have enacted laws that could limit our ability to export or sell the products we manufacture. The export of certain technologies from the U.S. and other nations to the PRC is barred by applicable export controls, and similar prohibitions could be extended to Thailand, thereby limiting our ability to manufacture certain products. Any change in export or import regulations or related legislation, shift in approach to the enforcement of existing regulations, or change in the countries, persons or technologies targeted by such regulations, could limit our ability to offer our manufacturing services to existing or potential customers, which could harm our business, financial condition and operating results.

The loan agreements for our long-term debt obligations contain financial ratio covenants that may impair our ability to conduct our business.

We have loan agreements for our long-term debt obligations, which contain financial ratio covenants that may limit management's discretion with respect to certain business matters. These covenants require us to maintain a specified debt-to-equity ratio and debt service coverage ratio (earnings before interest and depreciation and amortization plus cash on hand minus short-term debt), which may restrict our ability to incur additional indebtedness and limit our ability to use our cash. In the event of our default on these loans or a breach of a covenant, the lenders may immediately cancel the loan agreement, deem the full amount of the outstanding indebtedness immediately due and payable, charge us interest on a monthly basis on the full amount of the outstanding indebtedness and, if we cannot repay all of our outstanding obligations, sell the assets pledged as collateral for the loan in order to fulfill our obligation. We may also be held responsible for any damages and related expenses incurred by the lender as a result of any default. Any failure by us or our subsidiaries to comply with these agreements could harm our business, financial condition and operating results.

We are subject to risks associated with the availability and coverage of insurance.

For certain risks, we do not maintain insurance coverage because of the cost or availability of certain coverage. Because we retain some portion of our insurable risks, and in some cases self-insure completely, unforeseen or catastrophic losses in excess of insured limits may have a material adverse effect on our business, financial condition and operating results.

Energy price increases may negatively impact our results of operations.

We, along with our suppliers and customers, rely on various energy sources in our manufacturing and transportation activities. Energy prices have been subject to increases and volatility caused by market fluctuations, supply and demand, currency fluctuation, production and transportation disruption, world events and government regulations. While significant uncertainty currently exists about the future levels of energy prices, a significant increase is possible. Increased energy prices could increase our raw material and transportation costs. In addition, increased transportation costs of our suppliers and customers could be passed along to us. We may not be able to increase our prices enough to offset these increased costs. In addition, any increase in our prices may reduce our future customer orders which could harm our business, financial condition and operating results.

Risks Related to Ownership of Our Ordinary Shares

Our share price may be volatile due to fluctuations in our operating results and other factors, including the activities and operating results of our customers or competitors, any of which could cause our stock price to decline.

Our revenues, expenses and results of operations have fluctuated in the past and are likely to do so in the future from quarter to quarter and year to year due to the risk factors described in this section and elsewhere in this Annual Report on Form 10-K. In addition to market and industry factors, the price and trading volume of our ordinary shares may fluctuate in response to a number of events and factors relating to us, our competitors, our customers and the markets we serve, many of which are beyond our control. Factors such as variations in our total revenues, earnings and cash flow, announcements of new investments or acquisitions, changes in our pricing practices or those of our competitors, commencement or outcome of litigation, sales of ordinary shares by us or our principal shareholders, fluctuations in market prices for our services and general market conditions could cause the market price of our ordinary shares to change substantially. Any of these factors may result in large and sudden changes in the volume and price at which our ordinary shares trade. For example, on March 8, 2011, the closing price of our ordinary shares on the NYSE was $27.10 per share. Following the earnings announcement of one of our customers, the closing price of our ordinary shares fell to $20.49 per share on March 9, 2011. In addition, from July 8, 2011, following the announcement by Oclaro, Inc. of their delivery of a notice of termination of our volume supply agreement, through July 14, 2011, our share price on the NYSE declined approximately 22%. Among other things, volatility and weakness in our stock price could mean that investors may not be able to sell their shares at or above the prices they paid. Volatility and weakness could also impair our ability in the future to offer our ordinary shares or convertible securities as a source of additional capital and/or as consideration in the acquisition of other businesses.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may cause the market price of our ordinary shares to decline. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could seriously harm our business.

If securities or industry analysts do not publish research or if they publish misleading or unfavorable research about our business, the market price and trading volume of our ordinary shares could decline.

The trading market for our ordinary shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If securities or industry analysts stop covering us, or if too few analysts cover us, the market price of our ordinary shares would be adversely impacted. If one or more of the analysts who covers us downgrades our ordinary shares or publishes misleading or unfavorable research about our business, our market price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our ordinary shares could decrease, which could cause the market price or trading volume of our ordinary shares to decline.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

Based upon the value of our assets, which is determined in part on the trading price of our ordinary shares, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year 2011 or for the foreseeable future. However, despite our expectations, we cannot assure you that we will not be a PFIC for the taxable year 2011 or any future year because our PFIC status is determined at the end of each year and depends on the composition of our income and assets during such year. If we are a PFIC, our U.S. investors will be subject to increased tax liabilities under U.S. tax laws and regulations and to burdensome reporting requirements.

We are controlled by a small group of existing shareholders, whose interests may differ from the interests of our other shareholders.

As of August 5, 2011, our existing shareholders Asia Pacific Growth Fund III, L.P., an affiliate of H&Q Asia Pacific, and Mr. Mitchell, our chief executive officer and chairman of the board of directors, beneficially owned approximately 26.8% and 8.5%, respectively, of our outstanding ordinary shares. In addition, Mr. Mitchell and a representative of H&Q Asia Pacific serve on our board of directors. Accordingly, they have had, and will continue to have, significant influence in determining the outcome of any corporate transaction or other matter submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They will also have the power to prevent or cause a change in control. The interests of these shareholders may differ from the interests of our other shareholders.

Certain provisions in our constitutional documents may discourage our acquisition by a third party, which could limit your opportunity to sell shares at a premium.

Our constitutional documents include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change-of-control transactions, including, among other things, provisions that:

- establish a classified board of directors;
- prohibit our shareholders from calling meetings or acting by written consent in lieu of a meeting;
- limit the ability of our shareholders to propose actions at duly convened meetings; and
- authorize our board of directors, without action by our shareholders, to issue preferred shares and additional ordinary shares.

These provisions could have the effect of depriving you of an opportunity to sell your ordinary shares at a premium over prevailing market prices by discouraging third parties from seeking to acquire control of us in a tender offer or similar transaction.

Our shareholders may face difficulties in protecting their interests because we are organized under Cayman Islands law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Law (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the U.S. Therefore, you may have more difficulty in protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the U.S., due to the comparatively less developed nature of Cayman Islands law in this area.

While Cayman Islands law allows a dissenting shareholder to express the shareholder's view that a court sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder's shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights on a merger or consolidation of a company. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the offeror give you additional consideration if you believe the consideration offered is insufficient.

Shareholders of Cayman Islands exempted companies such as our company have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Subject to limited exceptions, under Cayman Islands law, a minority shareholder may not bring a derivative action against the board of directors. Our Cayman Islands counsel has advised us that they are not aware of any reported class action or derivative action having been brought in a Cayman Islands court.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. In addition, many of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside of the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who are not resident in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands, Thailand or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In particular, a judgment in a U.S. court would not be recognized and accepted by Thai courts without a re-trial or examination of the merits of the case. In addition, there is uncertainty as to whether such Cayman Islands, Thai or PRC courts would be competent to hear original actions brought in the Cayman Islands, Thailand or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 2. PROPERTIES.

Our principal registered office is located at Walker House, 87 Mary Street, George Town, Grand Cayman, KYI-9005, Cayman Islands. We have facilities located in Bangkok, Thailand, Fuzhou, China and New Jersey, USA as set forth below:

Location	Year Operations Commenced	Owned/Leased	Approximate Square Footage	Use
Chokchai Campus, Bangkok, Thailand (Buildings 1 and 2)	2000	Leased until April 30, 2014	227,000 square feet	Manufacturing
Pinehurst Campus, Bangkok, Thailand (Buildings 3 and 4)	2004 (Building 3) and 2005 (Building 4)	Owned*	288,000 square feet	Manufacturing and general administration
CASIX, Fuzhou, PRC	2005	Leased**	248,000 square feet	Manufacturing and general administration
VitroCom, Mountain Lakes, New Jersey, USA	2005	Leased until June 30, 2013	20,000 square feet	Manufacturing
Pinehurst Campus, Bangkok, Thailand (Building 5)	2008	Owned*	317,000 square feet	Manufacturing and general administration

* Although we hold title to Buildings 3, 4 and 5 at our Pinehurst campus, each of those buildings and the underlying land is encumbered by a mortgage that secures our debt obligations to TMB Bank Public Company Limited.

** The lease periods for the buildings located at this facility expire on September 30, 2013 and September 30, 2015.

In addition to our current facilities, in August 2010, we completed the purchase of land for the purpose of constructing a new facility that will be known as Building 6, which will be adjacent to our current Building 5. Building 6 is intended to be a manufacturing facility similar to Building 5 and is anticipated to be approximately 320,000 square feet. We expect to complete the construction of Building 6 in the first quarter of calendar year 2012.

ITEM 3. LEGAL PROCEEDINGS.

From time to time, we may be involved in litigation relating to claims arising in the ordinary course of our business. There are currently no material claims or actions pending or threatened against us.

ITEM 4. RESERVED.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Our ordinary shares have traded on the New York Stock Exchange under the symbol "FN" since June 25, 2010. Our initial public offering was priced at $10.00 per share on June 24, 2010. Prior to that time, there was no public market for our ordinary shares. The following table sets forth, for the time periods indicated, the high and low intraday sales prices of our ordinary shares as reported on the New York Stock Exchange.

Fiscal 2011	High	Low
Fourth Quarter (March 26, 2011—June 24, 2011)	$25.90	$18.30
Third Quarter (December 25, 2010—March 25, 2011)	$32.91	$18.25
Second Quarter (September 25, 2010—December 24, 2010)	$22.74	$13.07
First Quarter (June 26, 2010—September 24, 2010)	$18.23	$ 9.61

Fiscal 2010	High	Low
Fourth Quarter (June 25, 2010—June 25, 2010)	$10.95	$10.41

Our annual report to shareholders will include a stock performance graph that shows a comparison from June 25, 2010 through June 24, 2011 of the cumulative total return to shareholders on our ordinary shares against other stock indices.

The equity compensation plan information required by this item, which includes a summary of the number of outstanding options granted to employees and directors, as well as the number of securities remaining available for future issuances, under our equity compensation plans as of June 24, 2011, is incorporated by reference to our Proxy Statement for our 2011 Annual Meeting of Shareholders to be filed with the SEC within 120 days after the end of the fiscal year ended June 24, 2011.

Holders of Record

As of August 5, 2011, there were approximately 31 shareholders of record of our ordinary shares. Because many of our ordinary shares are held by brokers and other institutions on behalf of shareholders, we are unable to estimate the total number of shareholders represented by these record holders.

Dividends

Although we have paid cash dividends prior to our initial public offering, we currently intend to retain any earnings for use in our business and do not currently intend to pay dividends on our ordinary shares. Dividends, if any, on our ordinary shares will be declared by and subject to the discretion of our board of directors. Even if our board of directors decides to distribute dividends, the form, frequency and amount of such dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial conditions, contractual restrictions, applicable laws and regulations and other factors our board of directors may deem relevant.

Sales of Unregistered Securities

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 6. SELECTED FINANCIAL DATA.

The selected consolidated financial data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K. The selected consolidated statements of operation data, balance sheet data and statements of cash flow data as of and for each of the five years in the period ended June 24, 2011, have been derived from the audited consolidated financial statements. The results presented below are not necessarily indicative of financial results to be achieved in future periods.

	Year Ended				
	June 24, 2011 (fiscal 2011)	June 25, 2010 (fiscal 2010)	June 26, 2009 (fiscal 2009)	June 27, 2008 (fiscal 2008)	June 29, 2007 (fiscal 2007)
	(in thousands, except per share data)				
Selected Consolidated Statements of Operations Data:					
Revenues					
Revenues	$ 743,570	$ 424,548	$ 337,846	$ 345,071	$ 295,338
Revenues, related parties	—	81,164	101,895	163,312	191,690
Other	—	—	1,358	2,715	9,115
Total revenues	743,570	505,712	441,099	511,098	496,143
Cost of revenues	(648,823)	(441,370)	(383,058)	(442,784)	(423,858)
Gross profit	94,747	64,342	58,041	68,314	72,285
Selling, general and administrative expenses	(24,806)	(16,192)	(21,960)	(21,741)	(18,036)
Restructuring charges	—	—	(2,389)	—	—
Operating income	69,941	48,150	33,692	46,573	54,249
Interest income	494	327	756	1,364	1,370
Interest expense	(357)	(500)	(1,266)	(1,547)	(2,842)
Foreign exchange (loss) gain, net	(1,430)	(40)	360	(599)	(336)
Other income	216	153	—	—	—
Income before income taxes	68,864	48,090	33,542	45,791	52,441
Income taxes	(4,535)	(3,767)	(2,238)	(3,962)	(2,702)
Net income	$ 64,329	$ 44,323	$ 31,304	$ 41,829	$ 49,739
Earnings per share:					
Basic	$ 1.90	$ 1.44	$ 1.03	$ 1.40	$ 1.68
Diluted	$ 1.87	$ 1.41	$ 1.00	$ 1.33	$ 1.60
Weighted average number of ordinary shares outstanding					
Basic	33,922	30,854	30,360	29,889	29,600
Diluted	34,407	31,369	31,183	31,349	31,077
Cash dividends declared per share	—	$ 1.00	$ 0.33	—	—

	As of				
	June 24, 2011	June 25, 2010	June 26, 2009	June 27, 2008	June 29, 2007
	(in thousands)				
Selected Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 127,282	$ 84,942	$ 114,845	$ 55,682	$ 40,873
Receivable from initial public offering	—	26,319	—	—	—
Working capital(1)	131,609	96,683	58,311	99,260	105,347
Total assets	437,775	377,425	288,085	292,713	240,081
Current and long-term debt	16,377	20,385	27,318	29,575	35,498
Total liabilities	136,248	145,262	94,580	122,148	110,726
Total shareholders' equity	301,527	232,163	193,505	170,565	129,355

(1) Working capital is defined as trade accounts receivable plus inventories, less trade accounts payable.

	Year Ended				
	June 24, 2011	June 25, 2010	June 26, 2009	June 27, 2008	June 29, 2007
			(in thousands)		
Selected Consolidated Statements of Cash Flow Data:					
Net cash provided by operating activities	$ 41,282	$ 17,846	$ 80,357	$ 51,891	$ 26,244
Net cash used in investing activities	(23,590)	(10,718)	(7,187)	(29,815)	(12,380)
Net cash provided by (used in) financing activities	23,886	(37,298)	(13,836)	(8,223)	(13,133)
Net increase (decrease) in cash and cash equivalents	41,578	(30,170)	59,334	13,853	731

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

In addition to historical information, this Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

- our goals and strategies;
- our and our customers' estimates regarding future revenues, operating results, expenses, capital requirements and liquidity and our needs for additional financing;
- our future capital expenditures;
- expansion of our manufacturing capacity;
- the growth rates of our existing markets and potential new markets;
- our and our customers' and our suppliers' ability to respond successfully to technological or industry developments;
- our suppliers' estimates regarding future costs;
- our ability to increase our penetration of existing markets and penetrate new markets;
- our plans to diversify our sources of revenues;
- trends in the optical communications, industrial lasers and sensors markets, including trends to outsource the production of components used in those markets;
- our ability to attract and retain a qualified management team and other qualified personnel and advisors; and
- competition in our existing and new markets.

These forward-looking statements are subject to certain risks and uncertainties that could cause our actual results to differ materially from those reflected in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this Annual Report on Form 10-K and, in particular, the risks discussed under the heading "Risk Factors" in Item 1A of this Annual Report on Form 10-K and those discussed in other documents we file with the Securities and Exchange Commission. We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

Overview

We provide precision optical, electro-mechanical and electronic manufacturing services to original equipment manufacturers (OEMs) of complex products such as optical communication components, modules and sub-systems, industrial lasers and sensors. We offer a broad range of advanced optical and electro-mechanical capabilities across the entire manufacturing process, including process design and engineering, supply chain management, manufacturing, final assembly and test. We focus primarily on low-volume production of a wide variety of high complexity products, which we refer to as "low-volume, high-mix". Based on our experience with, and feedback from, customers, we believe we are a global leader in providing these services to the optical communications market.

Our customer base includes companies in complex industries that require advanced precision manufacturing capabilities, such as optical communications, industrial lasers and sensors. The products that we manufacture for our OEM customers include: selective switching products; tunable transponders and transceivers; active optical cables; solid state, diode-pumped, gas and fiber lasers; and sensors. In many cases, we are the sole outsourced manufacturing partner used by our customers for the products that we produce for them.

We also design and fabricate application-specific crystals, prisms, mirrors, laser components, substrates and other custom and standard borosilicate, clear fused quartz, and synthetic fused silica glass products. We incorporate our customized optics and glass into many of the products we manufacture for our OEM customers, and we also sell customized optics and glass in the merchant market.

We began operations in January 2000 through the acquisition of a precision mechanical and electro-mechanical manufacturing site in Thailand from Seagate Technology, or Seagate. We have been consistently profitable since our inception, achieving 46 consecutive quarters of profitable operations.

Revenues

Our total revenues increased by $237.9 million, or 47.0%, to $743.6 million for fiscal 2011, as compared to $505.7 million for fiscal 2010. We generated substantially all of our total revenues during fiscal 2011 from the optical communications, industrial lasers and sensors markets. Since fiscal 2008, our revenues from products for markets other than the optical communications market have increased substantially. Our revenues from lasers, sensors and other markets as a percentage of total revenues have increased from 7.9% for fiscal 2009, to 18.3% for fiscal 2010 to 20.9% for fiscal 2011. We expect that industrial lasers and sensors will represent an increasing portion of our revenues in the future. Because our share of the available business in the industrial lasers and sensors end-markets is presently small, we hope to grow our business in those end-markets in excess of industry growth forecasts.

We believe our ability to expand our relationships with existing customers and attract new customers is due to a number of factors, including our broad range of complex engineering and manufacturing service offerings, flexible low-cost manufacturing platform, process optimization capabilities, advanced supply chain management, excellent customer service and experienced management team. We expect the prices we charge for the products we manufacture for our customers to decrease over time due in part to competitive market forces. However, we believe we will be able to maintain favorable pricing for our services due to our ability to reduce cycle time, adjust our product mix by focusing on more complicated products, improve yields, and reduce material costs for the products we manufacture. We believe these capabilities have enabled us to help our OEM customers reduce their manufacturing costs while maintaining or improving the design, quality, reliability and delivery times for their products.

Revenues, by percentage, from individual customers representing 10% or more of our total revenues in the respective periods were as follows:

	Year Ended		
	June 24, 2011	**June 25, 2010**	**June 26, 2009**
JDS Uniphase Corporation	21%	16%	20%
Oclaro, Inc.#	17	17	20
Opnext, Inc.	10	14	11
Finisar Corporation	10	12	15
EMCORE Corporation	*	10	16

* Less than 10% of total revenues in the period.

\# Pursuant to the merger of Avanex Corporation and Bookham, Inc. (both customers of Fabrinet) on April 27, 2009, Bookham, Inc. changed its name to Oclaro, Inc. These figures represent the combined revenues of Bookham, Inc. and Avanex Corporation.

During fiscal 2011 and fiscal 2010, we had four customers and five customers, respectively, that each contributed 10% or more of our total revenues, and such customers together accounted for 58% and 69%, respectively, of our total revenues during the periods. During fiscal 2009, we had five customers that each contributed 10% or more of our total revenues.

Revenues, Related Parties

Revenues, related parties, represents revenues from our manufacturing of optical communications products for JDS Uniphase Corporation (or JDSU) and Finisar Corporation (or Finisar), a classification required by Rule 4-08(k) of Regulation S-X under the Exchange Act. JDSU is classified as a related party for fiscal 2009 because it held 6.4% of our share capital on a fully diluted basis as of June 26, 2009. In fiscal 2010, JDSU participated in our initial public offering as a selling shareholder and sold 1,606,850 ordinary shares, which reduced its share ownership to 1.1% (fully diluted) as of June 25, 2010. Therefore, JDSU was no longer classified as a related party as of June 25, 2010. On July 6, 2010, JDSU sold all of its remaining 393,150 ordinary shares pursuant to the underwriters' option to purchase additional shares. Our balance sheet as of June 25, 2010 does not reflect JDSU as a related party. However, as JDSU was considered a related party for most of fiscal 2010, our statement of operations for fiscal 2010 includes JDSU in revenues, related parties. As of August 29, 2008, Finisar was no longer classified as a related party because Frank H. Levinson, a member of our board of directors, terminated his service on Finisar's board of directors in August 2008.

Revenues by Geography

We generate revenues from three geographic regions: North America, Asia-Pacific and Europe. Revenues are attributed to a particular geographic area based on the bill-to location of our customers, notwithstanding that our customers may ultimately ship their products to end customers in a different geographic region. Virtually all of our revenues are derived from our manufacturing facilities in Asia-Pacific.

The percentage of our revenues generated from the bill-to location outside of North America has increased from 38.5% in fiscal 2009 to 56.4% in fiscal 2011, primarily as a result of increasing sales in Asia-Pacific and Europe. We expect that an increasing portion of our revenues will come from the bill-to location outside of North America in the future.

The following table presents total revenues, by percentage, by geographic regions:

	Year Ended		
	June 24, 2011	**June 25, 2010**	**June 26, 2009**
North America	43.6%	50.0%	61.5%
Asia-Pacific	37.3	39.0	34.3
Europe	19.1	11.0	4.2
	100.0%	100.0%	100.0%

Our Contracts

We enter into supply agreements with our customers that generally have an initial term of up to three years. Although there are no minimum purchase requirements in our supply agreements, our customers do provide us with rolling forecasts of their demand requirements. Our supply agreements generally include provisions for pricing and periodic review of pricing, consignment of our customer's unique production equipment to us and sharing benefits from cost-savings derived from our efforts. We are generally required to purchase materials, which may include long lead-time materials, to meet the stated demands of our customers. After procuring materials, we manufacture products for our customers based on purchase orders that contain terms regarding product quantities, delivery locations and delivery dates. Our customers generally are obligated to purchase finished goods that we have manufactured according to their demand requirements. Materials that are not consumed by our customers within a specified period of time or are no longer required due to a product's cancellation or end-of-life are typically designated as excess or obsolete inventory under our contracts. Once materials are designated as either excess or obsolete inventory, our customers are typically required to purchase such inventory from us even if they have chosen to cancel production of the related products.

Cost of Revenues

The key components of our cost of revenues are material costs, employee costs, and infrastructure-related costs. Material costs generally represent the majority of our cost of revenues. Several of the materials we require to manufacture products for our customers are customized for their products and, in many instances, sourced from a single supplier, in some cases our own subsidiaries. Shortages from sole-source suppliers due to yield loss, quality concerns and capacity constraints, among other factors, may increase our expenses and negatively impact our gross profit margin or total revenues in a given quarter. Material costs include scrap material. Historically, our rate of scrap diminishes during a product's life cycle due to process, fixturing and test improvement and optimization.

A second significant element of cost of revenues is employee costs, including: indirect employee costs related to design, configuration and optimization of manufacturing processes for our customers, quality testing, materials testing and other engineering services; and direct costs related to our manufacturing employees. Direct employee costs include employee salaries, insurance and benefits, merit-based bonuses, recruitment, training and retention. Historically, our employee costs have increased primarily due to increases in the number of employees necessary to support our growth and, to a lesser extent, costs to recruit, train and retain employees. Salary levels in Thailand and the PRC, the fluctuation of the Thai baht and RMB against our functional currency, the U.S. dollar, and our ability to retain our employees significantly impact our cost of revenues. We expect our employee costs to increase as we continue to increase our headcount to service additional business and as wages continue to increase in Thailand and the PRC. Wage increases may impact our ability to sustain our competitive advantage and may reduce our profit margin. We seek to mitigate these cost increases through improvements in employee productivity, employee retention and asset utilization.

Our infrastructure costs are comprised of depreciation, utilities, and facilities management and overhead costs. Most of our facility leases are long-term agreements. Our depreciation costs are comprised of buildings and fixed assets, primarily at our Pinehurst Campus in Thailand, and capital equipment located at each of our manufacturing locations.

We previously maintained an Employee Profit Sharing Plan, under which we allocated ten percent of our adjusted pre-tax profits to be distributed quarterly to our employees. A portion of the Employee Profit Sharing Plan was allocated to the Executive Bonus Plan and made available for our executive officers and senior management, collectively known as our senior staff. The remainder of the Employee Profit Sharing Plan was distributed to our employees as direct profit sharing and merit-based bonus compensation. The Employee Profit Sharing Plan was eliminated during the three months ended March 27, 2009. For fiscal 2011, the compensation committee of our board of directors approved a new executive incentive plan with quantitative objectives, based on achieving certain revenue and earnings per share milestones for the fiscal year, and qualitative objectives. Bonuses under the executive incentive plan are payable after the end of fiscal 2011. During fiscal 2011, merit-based bonus awards were also available to our non-senior staff. Charges included in cost of revenues for profit sharing and merit-based bonus distributions to employees under these plans were $1.7 million, $0, and $1.3 million for fiscal 2011, fiscal 2010 and fiscal 2009, respectively.

Share-based compensation expense included in cost of revenues was $1.1 million, $0.3 million and $0.4 million for fiscal 2011, fiscal 2010 and fiscal 2009, respectively.

Other than incremental costs associated with growing our business generally, we do not expect to incur material incremental costs of revenue as a result of our planned expansion into new geographic markets, our continued diversification into the industrial lasers and sensors markets and other end-markets outside of the optical communications market or our further development of customized optics and glass manufacturing capabilities.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses, or SG&A expenses, primarily consist of corporate employee costs for sales and marketing, general and administrative and other support personnel, including amounts previously paid under our Employee Profit Sharing Plan, research and development expenses related to the design of customized optics and glass, travel expenses, legal and other professional fees, share-based compensation expense, and other general expenses not related to cost of revenues. In fiscal 2012, we expect our SG&A expenses to increase as we continue to respond to the requirements of being a public company, including increased expenses associated with: preparing and filing required reports under the U.S. securities laws; comprehensively documenting and assessing our system of internal controls and maintaining our disclosure controls and procedures as a result of the requirements of the Sarbanes-Oxley Act; competitively compensating our board of directors; and insuring against additional risks associated with being a public company.

Charges included in SG&A expenses for profit sharing and merit-based bonus compensation distributed to employees and senior staff were $2.7 million, $0 and $1.6 million for fiscal 2011, fiscal 2010 and fiscal 2009, respectively.

Share-based compensation expense included in SG&A expenses was $2.3 million, $0.4 million and $0.4 million for fiscal 2011, fiscal 2010 and fiscal 2009, respectively.

Other than incremental costs associated with growing our business generally and increased costs associated with being a public company, we do not expect to incur material incremental SG&A expenses as a result of our planned expansion into new geographic markets, our continued diversification into the industrial lasers and sensors markets and other end-markets outside of the optical communications market or our further development of customized optics and glass manufacturing capabilities.

Additional Financial Disclosures

Foreign Exchange

As a result of our international operations, we are exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Thai baht and RMB. Although a majority of our total revenues is denominated in U.S. dollars, a substantial portion of our payroll as well as certain other operating expenses are incurred and paid in Thai baht. The exchange rates between the Thai baht and the U.S. dollar have fluctuated substantially in recent years and may continue to fluctuate substantially in the future. We report our financial results in U.S. dollars and our results of operations have been and may continue to be negatively impacted due to Thai baht appreciation against the U.S. dollar. Smaller portions of our expenses are incurred in a variety of other currencies, including RMB, Canadian dollars, Euros and Japanese yen, the appreciation of which may also negatively impact our financial results. In addition, we are exposed to foreign exchange risk in connection with the transaction we entered into with TMB Bank Public Company Limited (the "Bank") in May 2011, containing a credit facility and cross currency swap arrangement, for the construction of Pinehurst Building 6. The terms of the contract with the Bank provide the following facilities: (1) a term loan facility for up to Thai baht 960 million (equal to $30 million) with a fixed interest rate of 5.28% per annum, (2) a hedging facility for currency interest rate swaps with a notional amount of $30 million, and (3) a settlement limit of Thai baht 65 million, subject to certain terms and conditions as set forth therein. The term loan is scheduled to be drawn down according to the following schedule: (1) $2 million on June 15, 2011, (2) $4 million on September 15, 2011, (3) $12 million on December 15, 2011 and (4) $12 million on March 15, 2012. Borrowings under the term loan are scheduled to be repaid on a quarterly basis between September 2011 and March 2017. Under the terms of the cross currency swap arrangement, amounts drawn in Thai baht are to be immediately converted to U.S. dollars for repayment by us on a quarterly basis at the floating rate of 3-month U.S. LIBOR plus 2.8% per annum. Until we take the final drawdown under the credit facility, we will be required to recognize any fair market value gains and losses on the cross currency interest rate swap arrangement as we utilize the credit facility.

In order to manage the risks arising from fluctuations in currency exchange rates, we use derivative financial instruments. We may enter into short-term forward foreign currency contracts to help manage currency exposures associated with certain assets and liabilities, primarily short-term obligations. The forward exchange contracts have generally ranged from one to three months in original maturity, and no forward exchange contract has had an original maturity greater than one year. All foreign currency exchange contracts are recognized on the balance sheet at fair value. As we do not apply hedge accounting to these instruments, the derivatives are recorded at fair value through earnings. The gains and losses on our forward contracts generally offset losses and gains on the assets, liabilities and transactions economically hedged and, accordingly, generally do not subject us to the risk of significant accounting losses.

As of June 24, 2011 and June 25, 2010, we had outstanding foreign currency assets and liabilities in Thai baht and RMB as follows:

	June 24, 2011			June 25, 2010		
	Currency	$	%	Currency	$	%
	(in thousands, except percentages)					
Assets						
Thai baht	425,872	13,904	50.9	291,608	8,995	52.9
RMB	85,478	13,411	49.1	50,723	7,993	47.1
		27,315	100.0		16,988	100.0
Liabilities						
Thai baht	669,367	21,853	79.6	560,494	17,289	85.4
RMB	36,303	5,607	20.4	20,077	2,957	14.6
		27,460	100.0		20,246	100.0

The Thai baht assets represent cash and cash equivalents, accounts receivable, deposits and other current assets. The Thai baht liabilities represent trade accounts payable, accrued expenses and other payables. We manage our exposure to fluctuations in foreign exchange rates by the use of foreign currency contracts and offsetting assets and liabilities denominated in the same currency in accordance with management's policy. As of June 24, 2011, there was $30 million in selling forward contracts outstanding on the Thai baht payables and an undrawn committed loan in Thai baht equivalent to $28 million. As of June 25, 2010, there was $12.0 million in selling forward contracts and $6.5 million in option contracts outstanding on the Thai baht payables.

The RMB assets represent cash and cash equivalents, accounts receivable and other current assets. The RMB liabilities represent trade accounts payable, accrued expenses and other payables. As of June 24, 2011 and June 25, 2010, there was $4 million and $0 million, respectively, in selling RMB to U.S. dollar forward contracts.

As of June 24, 2011 and June 25, 2010, unrealized losses from fair market value of derivatives amounted to $1.0 million and $42,000, respectively.

Currency Regulation and Dividend Distribution

Foreign exchange regulation in the PRC is primarily governed by the following rules:

- Foreign Currency Administration Rules, as amended on August 5, 2008, or the Exchange Rules;
- Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules; and
- Notice on Perfecting Practices Concerning Foreign Exchange Settlement Regarding the Capital Contribution by Foreign-invested Enterprises, as promulgated by the State Administration of Foreign Exchange, or SAFE, on August 29, 2008, or Circular 142.

Under the Exchange Rules, RMB is freely convertible into foreign currencies for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. However, conversion of RMB for capital account items, such as direct investments, loans, security investments and repatriation of investments, is still subject to the approval of SAFE.

Under the Administration Rules, foreign-invested enterprises may only buy, sell or remit foreign currencies at banks authorized to conduct foreign exchange business after providing valid commercial documents and relevant supporting documents and, in the case of capital account item transactions, obtaining approval from SAFE. Capital investments by foreign-invested enterprises outside of the PRC are also subject to limitations, which include approvals by the Ministry of Commerce, SAFE and the State Development and Reform Commission.

Circular 142 regulates the conversion by a foreign-invested company of foreign currency into RMB by restricting how the converted RMB may be used. Circular 142 requires that the registered capital of a foreign-invested enterprise settled in RMB converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of foreign-invested enterprises settled in RMB converted from foreign currencies. The use of such RMB capital may not be changed without SAFE's approval and may not be used to repay RMB loans if the proceeds of such loans have not been used.

On January 5, 2007, SAFE promulgated the Detailed Rules for Implementing the Measures for the Administration on Individual Foreign Exchange, or the Implementation Rules. Under the Implementation Rules, PRC citizens who are granted share options by an overseas publicly-listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures.

In addition, the General Administration of Taxation has issued circulars concerning employee share options. Under these circulars, our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee share options with relevant tax authorities and withhold individual income taxes of those employees who exercise their share options.

In addition, our transfer of funds to our subsidiaries in Thailand and the PRC are each subject to approval by governmental authorities in case of an increase in registered capital, or subject to registration with governmental authorities in case of a shareholder loan. These limitations on the flow of funds between us and our subsidiaries could restrict our ability to act in response to changing market conditions.

Income Tax

Our effective tax rate is a function of the mix of tax rates in the various jurisdictions in which we do business. We are domiciled in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains in the Cayman Islands. We have received this undertaking for a 20-year period ending August 24, 2019, and after the expiration date, we can make a request for renewal with the office of the Clerk of the Cabinet for another twenty years.

Throughout the period of our operations in Thailand, we have generally received income tax and other incentives from the Thailand Board of Investment. While we did not receive any income tax incentive in our operations in Thailand for fiscal 2010, we began receiving a new tax exemption in July 2010 for a five-year period for income generated from new products manufactured at our Pinehurst Building 5. We do not currently qualify for any available tax incentives at our Fuzhou, PRC facility under the laws of the PRC.

Critical Accounting Policies and Use of Estimates

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities on the date of the consolidated financial statements and the reported amounts of revenues and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Because the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application places the most significant demands on our management's judgment.

A quantitative sensitivity analysis is provided where such information is reasonably available, can be reliably estimated and provides material information to investors. The amounts used to assess sensitivity are included for illustrative purposes only and do not represent management's predictions of variability.

Long-Lived Assets

We review property, plant and equipment for impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value. Recoverability of property and equipment is measured by comparing its carrying amount to the projected undiscounted cash flows the property and equipment are expected to generate. If such assets are considered to be impaired, the impairment loss recognized, if any, is the amount by which the carrying amount of the property and equipment exceeds its fair value. As of the end of fiscal 2011, fiscal 2010 and fiscal 2009, there were no triggering events that required an assessment of our long-lived assets for impairment.

Allowance for Doubtful Accounts

We perform ongoing credit evaluations of our customers' financial condition and make provisions for doubtful accounts based on the outcome of these credit evaluations. We evaluate the collectability of our accounts receivable based on specific customer circumstances, current economic trends, historical experience with collections and the age of past due receivables. Unanticipated changes in the liquidity or financial position of our customers may require additional provisions for doubtful accounts. Under our specific identification method it is not practical to assess the sensitivity of our estimates.

Inventory Valuation

Our inventories are stated at the lower of cost, on a first-in, first-out basis, or market value. Our industry is characterized by rapid technological change, short-term customer commitments and rapid changes in demand. We make provisions for estimated excess and obsolete inventory based on regular reviews of inventory quantities on hand and the latest forecasts of product demand and production requirements from our customers. If actual market conditions or our customers' product demands are less favorable than those projected, additional provisions may be required. In addition, unanticipated changes in liquidity or the financial position of our customers or changes in economic conditions may require additional provisions for inventories due to our customers' inability to fulfill their contractual obligations. During fiscal 2011 and fiscal 2010, a change of 10% for excess and obsolete materials, based on product demand and production requirements from our customers, would have affected our net income in each period by approximately $0.2 million and $0.2 million, respectively.

Deferred Income Taxes

Our deferred income tax assets represent temporary differences between the carrying amount and the tax basis of existing assets and liabilities that will result in deductible amounts in future years, including net operating loss carry forwards. Based on estimates, the carrying value of our net deferred tax assets assumes that it is more likely than not that we will be able to generate sufficient future taxable income in certain tax jurisdictions to realize these deferred income tax assets. Our judgments regarding future profitability may change due to future market conditions, changes in U.S. or international tax laws and other factors. If these estimates and related assumptions change in the future, we may be required to increase or decrease our valuation allowance against the deferred tax assets resulting in additional or lesser income tax expense. As of June 24, 2011 and June 25, 2010, we assessed all of our deferred tax assets as more likely than not to be realizable and, accordingly, did not have a valuation allowance against our deferred tax assets.

We assess tax positions in a previously filed tax return or a position expected to be taken in a future tax return that is reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods, based on the technical merits of the position. We apply a "more likely than not" basis (i.e., a likelihood greater than 50 percent), in accordance with FASB ASC 740-10, and recognize a tax provision in the financial statements for an uncertain tax position that would not be sustained.

Share-Based Compensation

Effective July 1, 2006, we adopted the fair value recognition provisions of FASB ASC Topic 718, Compensation—Stock Compensation ("FASB ASC 718"). Under the fair value recognition provisions of FASB ASC 718, we applied the prospective transition method and measured share-based compensation expense at fair value on the later of the awards' grant date or board of directors' approval date, based on the estimated number of awards that are expected to vest. Awards granted (or modified, repurchased, or cancelled) after the adoption of FASB ASC 718 are accounted for by recognizing the cost of employee services received in exchange for awards of equity instruments, based on the fair value of those awards, in the financial statements. In determining the fair value of awards, we are required to make estimates of the fair value of our ordinary shares, expected dividends to be issued, expected volatility of our shares, expected forfeitures of the awards, risk free interest rates for the expected terms of the awards, expected terms of the awards, and the vesting period of the respective awards.

The determination of our share-based compensation expense under FASB ASC 718 for both current and future periods requires the input of highly subjective assumptions, including estimated forfeitures and the price volatility of the underlying ordinary shares. We estimate forfeitures based on past employee retention rates and our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual history. Our share-based compensation expense may change based on changes to our actual forfeitures.

For accounting purposes only, the fair value of each option grant is estimated using the Black-Scholes option pricing model, which takes into account the following factors: (i) the exercise price of the options, (ii) the estimated fair value of the underlying ordinary shares, (iii) the expected life of the options, (iv) the expected volatility of the underlying ordinary shares, (v) the risk-free interest rate during the expected life of the options, and (vi) the expected dividend yield of the underlying ordinary shares. However, these fair values are inherently uncertain and highly subjective.

The exercise price of the options is stated in the option agreements. The expected life of the options involves estimates of the anticipated timing of the exercise of the vested options. The expected volatility is based on the historical volatility of the capital stock of comparable publicly-traded companies. We have applied the U.S. Treasury Bill interest rate with a maturity similar to the expected life of our options as the risk-free interest rate and assumed a dividend yield for periods when we paid dividends.

Prior to June 25, 2010, the date our ordinary shares began trading on the New York Stock Exchange, the fair value of our ordinary shares had been determined by our board of directors at each grant date based on a variety of factors, including market multiple methodologies and appropriate valuation techniques. We determined the fair values of our ordinary shares each quarter to be equal to the mean of our (i) price earnings multiple enterprise value and (ii) revenue multiple enterprise value, divided by the total number of ordinary shares outstanding on a fully diluted basis, rounded down to the nearest one-fourth. In determining the price earnings multiples and the revenue multiples used, we obtained from third parties the price earnings multiples and revenue multiples of a group of comparable companies each quarter. We then calculated our price earnings multiple enterprise value and revenue multiple enterprise value by taking the average price earnings multiple and average revenue multiple of the group and multiplying such averages by our trailing 12-month earnings and revenues, respectively, each quarter. In order to ensure that the calculated fair value per ordinary share amount was reasonable, each period we compared the fair value amount to third-party information available to us and assessed whether the fair value is consistent with our assessment of business performance and value.

Since our initial public offering, we determine the fair value of our ordinary shares based on the closing price of our ordinary shares on the stock option grant date.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations. We believe that period-to-period comparisons of operating results should not be relied upon as indicative of future performance.

	Year Ended		
	June 24, 2011	June 25, 2010	June 26, 2009
		(in thousands)	
Revenues			
Revenues	$ 743,570	$ 424,548	$ 337,846
Revenues, related parties	—	81,164	101,895
Other	—	—	1,358
Total revenues	743,570	505,712	441,099
Cost of revenues	(648,823)	(441,370)	(383,058)
Gross profit	94,747	64,342	58,041
Selling, general and administrative expenses	(24,806)	(16,192)	(21,960)
Restructuring charges	—	—	(2,389)
Operating income	69,941	48,150	33,692
Interest income	494	327	756
Interest expense	(357)	(500)	(1,266)
Foreign exchange (loss) gain, net	(1,430)	(40)	360
Other income	216	153	—
Income before income taxes	68,864	48,090	33,542
Income tax	(4,535)	(3,767)	(2,238)
Net income	$ 64,329	$ 44,323	$ 31,304

The following table sets forth a summary of our consolidated statements of operations as a percentage of total revenues for the periods indicated.

	Year Ended		
	June 24, 2011	June 25, 2010	June 26, 2009
Revenues			
Revenues	100.0%	84.0%	76.6%
Revenues, related parties	—	16.0	23.1
Other	—	—	0.3
Total revenues	100.0	100.0	100.0
Cost of revenues	(87.3)	(87.3)	(86.8)
Gross profit	12.7	12.7	13.2
Selling, general and administrative expenses	(3.3)	(3.2)	(5.0)
Restructuring charges	—	—	(0.6)
Operating income	9.4	9.5	7.6
Interest income	0.1	0.1	0.2
Interest expense	(0.1)	(0.1)	(0.3)
Foreign exchange (loss) gain, net	(0.2)	(0.1)	0.1
Other income	0.1	0.1	—
Income before income taxes	9.3	9.5	7.6
Income tax	(0.6)	(0.7)	(0.5)
Net income	8.7%	8.8%	7.1%

The following table sets forth our revenues by end market for the periods indicated.

	Year Ended		
	June 24, 2011	June 25, 2010	June 26, 2009
		(in thousands)	
Optical communications	$587,818	$413,385	$406,322
Lasers, sensors, and other	155,752	92,327	34,777
Total	$743,570	$505,712	$441,099

We operate and internally manage a single operating segment. As such, discrete information with respect to separate product lines and segments are not accumulated.

Comparison of Year Ended June 24, 2011 to Year Ended June 25, 2010

Total revenues. Our total revenues increased by $237.9 million, or 47.0%, to $743.6 million for fiscal 2011, as compared to $505.7 million for fiscal 2010. This increase was the result of $174.4 million increase in our revenues from optical communications products, primarily reflecting the growth in optical switching, higher speed transmission devices and tunable devices, and $63.5 million increase in our revenues from non-optical communications products, primarily reflecting the growth of our programs for industrial laser and sensor customers, primarily related to medical equipment and automotive devices. Revenues from optical communications products represented 79.1% of our total revenues for fiscal 2011, as compared to 81.7% for fiscal 2010. As of June 25, 2010, JDS Uniphase Corporation was no longer classified as a related party. For fiscal 2011, revenues from the sales of products to JDS Uniphase Corporation was no longer recorded as revenues, related parties due to a reduction of share ownership through JDSU's participation in our initial public offering as a selling shareholder.

Cost of revenues. Our cost of revenues increased by $207.5 million, or 47.0%, to $648.8 million, or 87.3% of total revenues, for fiscal 2011, as compared to $441.4 million, or 87.3% of total revenues, for fiscal 2010. The increase in absolute dollars was primarily due to higher volumes of materials used in our production in fiscal

2011. Additionally, cost of revenues for fiscal 2010 was reduced by $5.0 million primarily as a result of the recovery of the costs of obsolete inventory from a customer and the reversal of certain long outstanding payables with expiring statute of limitations. Cost of revenues also included share-based compensation expense of $1.1 million for fiscal 2011, as compared to $0.3 million for fiscal 2010.

Gross profit. Our gross profit increased by $30.4 million, or 47.3%, to $94.7 million, or 12.7% of total revenues, for fiscal 2011, as compared to $64.3 million, or 12.7% of total revenues, for fiscal 2010.

SG&A expenses. Our SG&A expenses increased by $8.6 million, or 53.2%, to $24.8 million, or 3.3% of total revenues, for fiscal 2011, as compared to $16.2 million, or 3.2% of total revenues, for fiscal 2010. Our SG&A expenses increased in absolute dollars during fiscal 2011 as compared to fiscal 2010 due primarily to the recognition of accrued bonuses of $2.6 million in connection with our fiscal 2011 executive incentive plan, which was adopted in October 2010, the recognition of $1.1 million in costs associated with operating and reporting as a public company, the recognition of $0.6 million in expenses in connection with our secondary public offering in March 2011, and the recognition of $0.4 million of severance and other expenses in connection with an executive's separation from the Company in February 2011. We also recorded stock-based compensation charges of $2.3 million for fiscal 2011, as compared to $0.4 million for fiscal 2010.

Operating income. Our operating income increased by $21.8 million to $70.0 million, or 9.4% of total revenues, for fiscal 2011, as compared to $48.2 million, or 9.5% of total revenues, for fiscal 2010.

Interest income. Our interest income increased by $0.2 million to $0.5 million, for fiscal 2011, as compared to $0.3 million for fiscal 2010, primarily due to an increase in cash balances.

Interest expense. Our interest expense decreased by $0.1 million to $0.4 million for fiscal 2011, as compared to $0.5 million for fiscal 2010. The decrease was primarily due to decreases in our long-term loan interest rates and the repayment of $6.0 million of our long-term loans.

Income before income taxes. We recorded income before income tax expenses of $68.9 million for fiscal 2011, as compared to $48.1 million for fiscal 2010.

Provision for income tax. Our provision for income tax reflects an effective tax rate of 6.6% for fiscal 2011, as compared to an effective tax rate of 7.8% for fiscal 2010. The decrease in effective tax rate in fiscal 2011 as compared to fiscal 2010 was due to an income tax exemption from the Thailand Board of Investment relating to income from Pinehurst Building 5 of $1.2 million.

Net income. Our net income increased to $64.3 million, or 8.7% of total revenues, for fiscal 2011, as compared to $44.3 million, or 8.8% of total revenues, for fiscal 2010, an increase of $20.0 million, or 45.1%.

Comparison of Year Ended June 25, 2010 to Year Ended June 26, 2009

Total revenues. Our total revenues increased by $64.6 million, or 14.6%, to $505.7 million for fiscal 2010, as compared to $441.1 million for fiscal 2009. This increase was the result of $7.1 million increase in our revenues from optical communications products caused by a recovery in demand for optical communications products following the recent global economic slowdown and $57.5 million increase in our revenues from non-optical communications products, primarily reflecting the growth of our programs for industrial laser and automotive customers. Revenues from optical communications products represented 81.7% of our total revenues for fiscal 2010, as compared to 92.1% for fiscal 2009. All income from production wind-down and transfer agreements had been recognized by the end of the six months ended December 26, 2008, and, as a result, income from production wind-down and transfer agreements decreased from $1.4 million for fiscal 2009 to zero for fiscal 2010. As of August 29, 2008, Finisar was no longer classified as a related party. For fiscal 2010, revenue from the sale of products to Finisar was no longer recorded as revenues, related parties, due to a change in the composition of Finisar's board of directors.

Cost of revenues. Our cost of revenues increased by $58.3 million, or 15.2%, to $441.4 million, or 87.3% of total revenues, for fiscal 2010, as compared to $383.1 million, or 86.8% of total revenues, for fiscal 2009. The increase in absolute dollars was primarily due to higher volumes of inventory utilized in our productions in fiscal 2010. Additionally, cost of revenues for fiscal 2009 was reduced by $3.5 million primarily as a result of the recovery of the costs of obsolete inventory from customers and the reversal of certain long outstanding payables. For fiscal 2010, cost of revenues also included $5.0 million of obsolete inventory costs recovered from a customer and the reversal of certain long outstanding payables with expiring statute of limitations. Cost of revenues also included share-based compensation expense of $0.3 million for fiscal 2010, as compared to $0.4 million for fiscal 2009.

Gross profit. Our gross profit increased by $6.3 million, or 10.9%, to $64.3 million, or 12.7% of total revenues, for fiscal 2010, as compared to $58.0 million, or 13.2% of total revenues, for fiscal 2009.

SG&A expenses. Our SG&A expenses decreased by $5.8 million, or 26.3%, to $16.2 million, or 3.2% of total revenues, for fiscal 2010, as compared to $22.0 million, or 5.0% of total revenues, for fiscal 2009. Our SG&A expenses decreased in absolute dollars during fiscal 2010 as compared to fiscal 2009 due primarily to the recognition, during fiscal 2009, of accrued legal, accounting, printing and consulting expenses of $4.0 million incurred in connection with our prior efforts to sell our ordinary shares in an initial public offering during calendar years 2007 and 2008. Our SG&A expenses also decreased in absolute dollars during fiscal 2010, as compared to fiscal 2009, by $1.4 million due to the termination of our Executive Bonus Plan in March 2009. We also recorded stock-based compensation charges of $0.4 million for fiscal 2010, as compared to $0.4 million for fiscal 2009.

Operating income. Our operating income increased by $14.5 million to $48.2 million, or 9.5% of total revenues, for fiscal 2010, as compared to $33.7 million, or 7.6% of total revenues, for fiscal 2009.

Interest income. Our interest income decreased by $0.4 million to $0.3 million, for fiscal 2010, as compared to $0.7 million for fiscal 2009. The decrease was due to decreases in interest rates.

Interest expense. Our interest expense decreased by $0.8 million to $0.5 million for fiscal 2010, as compared to $1.3 million for fiscal 2009. The decrease was due to decreases in our long-term loan interest rates and the repayment of $7.9 million of our long-term loans.

Income before income taxes. We recorded income before income tax expenses of $48.1 million for fiscal 2010, as compared to $33.5 million for fiscal 2009.

Provision for income tax. Our provision for income tax reflects an effective tax rate of 7.8% for fiscal 2010, as compared to an effective tax rate of 6.7% for fiscal 2009. The increase in effective tax rate in fiscal 2010 as compared to fiscal 2009 was due to the increase in our income before tax in Thailand and China.

Net income. Our net income increased to $44.3 million, or 8.8% of total revenues, for fiscal 2010, as compared to $31.3 million, or 7.1% of total revenues, for fiscal 2009, an increase of $13.0 million, or 41.6%. No income from production wind-down and transfer agreements was included in net income for fiscal 2010, as compared to $1.4 million of income from production wind-down and transfer agreements, or 0.3% of total revenues, included in net income for fiscal 2009. Net income for fiscal 2009 was reduced by $4.0 million of expenses incurred in connection with our prior efforts to sell our ordinary shares in an initial public offering during calendar years 2007 and 2008.

Liquidity and Capital Resources

To date, we have primarily financed our operations through the sale of ordinary shares to investors in March 2000, the sale of our ordinary shares in our initial public offering in June 2010, cash flow from operations and commercial loans. As of June 24, 2011, we had approximately $127.3 million in cash and cash equivalents and approximately $16.4 million of outstanding debt. As of June 25, 2010, we had approximately $84.9 million in cash and cash equivalents and approximately $20.4 million of outstanding debt. The increase in our cash and cash equivalents was primarily due to net proceeds from our initial public offering of $26.3 million.

Our cash and cash equivalents primarily consist of cash on hand, demand deposits and liquid investments with original maturities of three months or less which are placed with banks and other financial institutions. For fiscal 2011 and fiscal 2010, the weighted average interest rate on our cash and cash equivalents was 0.6% and 0.4%, respectively.

We believe that our current cash and cash equivalents, short-term investments and cash flow from operations will be sufficient to meet our anticipated cash needs, including for working capital and capital expenditures, for at least the next 12 months. Our cash flows from operations have generally been sufficient to internally fund our working capital requirements in recent years. Additionally, we have access to short-term credit facilities of approximately $50.5 million to support any unanticipated liquidity requirements. Historically, our internally generated working capital and short-term credit facilities have been adequate to support our liquidity requirements.

In June 2010, we entered into an agreement to purchase land in Thailand for the construction of Pinehurst Building 6. The land purchase was completed in August 2010, and we expect to complete construction of Building 6 in the first quarter of calendar year 2012. We believe that our current manufacturing capacity is sufficient to meet anticipated production requirements pending the completion of Building 6. We maintain a long-term credit facility that will come due within the next 5 months and a long-term credit facility that will come due within the next 44 months, both of which are associated with prior construction of production facilities at our Pinehurst campus in Thailand. In June 2011, we made the first drawdown of $2 million under a long-term credit facility to support construction of Building 6. This loan will come due within the next 69 months. We anticipate that our internally generated working capital will be adequate to repay these obligations.

The following table shows our net cash provided by operating activities, net cash used in investing activities and net cash provided by (used in) financing activities for the periods indicated:

	Year Ended		
	June 24, 2011	June 25, 2010	June 26, 2009
		(in thousands)	
Net cash provided by operating activities	$ 41,282	$ 17,846	$ 80,357
Net cash used in investing activities	(23,590)	(10,718)	(7,187)
Net cash provided by (used in) financing activities	23,886	(37,298)	(13,836)
Net increase (decrease) in cash and cash equivalents	41,578	(30,170)	59,334
Cash and cash equivalents, beginning of period	84,942	114,845	55,682
Cash and cash equivalents, end of period	127,282	84,942	114,845

Operating Activities

Net cash provided by operating activities increased by $23.5 million, or 131.3%, to $41.3 million for fiscal 2011, as compared to net cash provided by operating activities of $17.8 million for fiscal 2010. The increase in net cash from operations for fiscal 2011 was primarily due to increase in net income for the year.

Net cash provided by operating activities decreased by $62.6 million, or 77.8%, to $17.8 million for fiscal 2010, as compared to $80.4 million for fiscal 2009. Cash provided by operating activities for fiscal 2010 primarily consisted of net income adjusted for depreciation, amortization and non-cash related items. The decrease in net cash from operations for fiscal 2010 was primarily due to an increase in accounts receivable and inventories, partially offset by an increase in accounts payable to address increasing customer demand.

Investing Activities

Net cash used in investing activities increased by $12.9 million to $23.6 million for fiscal 2011, as compared to $10.7 million for fiscal 2010. The increase in net cash used in investing activities was primarily related to additional payments for the purchase of land for Pinehurst Building 6, construction in progress for Pinehurst Building 6 and the purchase of new equipment.

Net cash used in investing activities increased by $3.5 million to $10.7 million for fiscal 2010, as compared to $7.2 million for fiscal 2009. This increase in net cash used in investing activities was primarily related to capital expenditures for capital equipment and facilities, which included $2.2 million deposited toward the purchase of land for Pinehurst Building 6.

Financing Activities

Net cash provided by financing activities increased by $61.2 million to $23.9 million for fiscal 2011, as compared to net cash used in financing activities of $37.3 million for fiscal 2010. This increase in net cash provided by financing activities was primarily due to net proceeds from our initial public offering of $26.3 million in fiscal 2011, as compared to a dividend payment of $30.8 million to shareholders in fiscal 2010.

Net cash used in financing activities increased by $23.5 million to $37.3 million for fiscal 2010, as compared to $13.8 million for fiscal 2009. This increase in net cash used in financing activities was primarily due to a dividend payment of $30.8 million to shareholders in fiscal 2010, as compared to a dividend payment of $10.1 million to shareholders in fiscal 2009.

Contractual Obligations

The following table sets forth certain of our contractual obligations as of June 24, 2011:

	Payments Due by Period				
	Total	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
			(in thousands)		
Long-term debt obligations	$16,377	$ 4,398	$ 8,136	$3,543	$ 300
Interest expense obligation(1)	707	290	341	71	5
Operating lease obligations	4,919	1,874	2,973	72	—
Severance liabilities	4,478	196	226	191	3,865
Provision for uncertain income tax position	1,703	—	1,703	—	—
Construction commitments	24,062	24,062	—	—	—
Total	$52,246	$30,820	$13,379	$3,877	$4,170

(1) Interest expense obligation reflects the variable interest rates on long-term debt obligations using interest rates as of June 24, 2011. The interest rates ranged between 1.8% and 3.0%. For further discussion of long-term debt obligations, see Note 12 of our audited consolidated financial statements.

In June 2010, we entered into an agreement to purchase land in Thailand for the purpose of constructing a new facility that will be known as Pinehurst Building 6, and we paid approximately $2.2 million as a deposit. In August 2010, we paid the balance of approximately $5.2 million and title was transferred to us. The total cost to construct the facility is expected to be approximately $29.7 million. We expect to complete construction of Pinehurst Building 6 in the first quarter of calendar year 2012.

As of June 24, 2011, our long-term debt obligations consisted of three loan agreements and our aggregate outstanding borrowings under these agreements were approximately $16.4 million. Two of these three loans are secured by certain property, plant and equipment and prescribe maximum ratios of debt to equity, and minimum levels of debt service coverage ratios (i.e., earnings before interest expenses and depreciation and amortization plus cash on hand minus short-term debts divided by current portion of long-term debts plus interest expenses). These financial ratio covenants could restrict our ability to incur additional indebtedness and limit our ability to use our cash. Our long-term debt obligations also include customary events of default.

As of June 24, 2011, we were in compliance with our long-term loan agreements. Nonetheless, in the event of a default on these loans or a breach of a financial ratio covenant, the lenders may immediately cancel the loan agreements, deem the full amount of the outstanding indebtedness immediately due and payable, charge us interest on a monthly basis on the full amount of the outstanding indebtedness and, if we cannot repay all of our outstanding obligations, sell the assets pledged as collateral for the loans in order to fulfill our obligations to the lenders. We may also be held responsible for any damages and related expenses incurred by the lender as a result of any default.

We have entered into short-term lending arrangements that are unused but available as needed. As of June 24, 2011, unused borrowing capacity available under short-term banking facilities totaled $50.5 million.

As of June 24, 2011, we also had certain operating lease arrangements where the lease payments are calculated based on specified formulas. Our rental expenses under these leases were $1.9 million, $1.8 million and $1.7 million for fiscal 2011, fiscal 2010 and fiscal 2009, respectively.

Capital Expenditures

The following table sets forth our capital expenditures, which include amounts for which payments have been accrued, for the periods indicated.

	Year Ended		
	June 24, 2011	June 25, 2010	June 26, 2009
		(in thousands)	
Capital expenditures	$27,023	$11,889	$4,871

Our capital expenditures for fiscal 2011 principally consisted of payments of the remaining balance for the purchase of land for Pinehurst Building 6, investments in the construction of Building 6 and investment in equipment in our manufacturing facilities. Our capital expenditures for fiscal 2010 principally consisted of investments in capital equipment, software and hardware and facilities, which included a $2.2 million deposit toward the purchase of land for Pinehurst Building 6. Our capital expenditures for fiscal 2009 principally consisted of investments in equipment in our manufacturing facilities. During fiscal 2012, we expect to purchase additional equipment for our manufacturing facilities, including Pinehurst Building 6. In addition to capital expenditures, we have certain future cash needs for our planned increases in sales, marketing, promotional and workforce expenses.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We also do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Recent Accounting Pronouncements

See Note 2.2 of Notes to Consolidated Financial Statements for recent accounting pronouncements that could have an effect on us.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest Rate Risk

We had cash and cash equivalents totaling $127.3 million, $84.9 million and $114.8 million as of June 24, 2011, June 25, 2010 and June 26, 2009, respectively. Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in highly liquid investments with maturities of three months or less from the original dates of purchase. The cash and cash equivalents are held for working capital purposes. We have not used derivative financial instruments in our investment portfolio. We have not been exposed nor do we anticipate being exposed to material risks due to changes in market interest rates. Declines in interest rates, however, will reduce future investment income. If overall interest rates had declined by 10 basis points during fiscal 2011 and fiscal 2010, our interest income would have decreased by approximately $88,000 and $70,000, respectively, assuming consistent investment levels.

Interest rate risk also refers to our exposure to movements in interest rates associated with our interest bearing liabilities. The interest bearing liabilities are denominated in U.S. dollars and the interest expense is based on the Singapore Inter-Bank Offered Rate, or SIBOR, and the London Inter-Bank Offered Rate, or LIBOR, plus an additional margin, depending on the respective lending institutions. If the SIBOR and the LIBOR had increased by 100 basis points during fiscal 2011 and fiscal 2010, our interest expense would have increased by approximately $0.2 million and $0.2 million, respectively, assuming consistent borrowing levels.

Foreign Currency Risk

As a result of our foreign operations, we have significant expenses, assets and liabilities that are denominated in foreign currencies. Substantially all of our employees and most of our facilities are located in Thailand and the PRC. Therefore, a substantial portion of our payroll as well as certain other operating expenses are paid in Thai baht or RMB. The significant majority of our revenues are denominated in U.S. dollars because our customer contracts generally provide that our customers will pay us in U.S. dollars.

As a consequence, our gross profit margins, operating results, profitability and cash flows are adversely impacted when the dollar depreciates relative to the Thai baht or the RMB. We have a particularly significant currency rate exposure to changes in the exchange rate between the Thai baht and the U.S. dollar. We must translate foreign currency-denominated results of operations, assets and liabilities for our foreign subsidiaries to U.S. dollars in our consolidated financial statements. Consequently, increases and decreases in the value of the U.S. dollar compared to such foreign currencies will affect our reported results of operations and the value of our assets and liabilities on our consolidated balance sheets, even if our results of operations or the value of those assets and liabilities has not changed in its original currency. These transactions could significantly affect the comparability of our results between financial periods or result in significant changes to the carrying value of our assets, liabilities and shareholders' equity.

In addition, we are exposed to foreign exchange risk in connection with the transaction we entered into with TMB Bank Public Company Limited (the "Bank") in May 2011, containing a credit facility and cross currency swap arrangement, for the construction of Pinehurst Building 6. The terms of the contract with the Bank provide the following facilities: (1) a term loan facility for up to Thai baht 960 million (equal to $30 million) with a fixed interest rate of 5.28% per annum, (2) a hedging facility for currency swaps with a notional amount of $30 million, and (3) a settlement limit of Thai baht 65 million, subject to certain terms and conditions as set forth therein. The term loan is scheduled to be drawn down according to the following schedule: (1) $2 million on June 15, 2011, (2) $4 million on September 15, 2011, (3) $12 million on December 15, 2011 and (4) $12 million on March 15, 2012. Borrowings under the term loan are scheduled to be repaid on a quarterly basis between September 2011 and March 2017. Under the terms of the cross currency interest rate swap arrangement, amounts drawn in Thai baht are to be immediately converted to U.S. dollars for repayment by us on a quarterly basis at the floating rate of 3-month U.S. LIBOR plus 2.8% per annum. Until we take the final drawdown under the credit facility, we will be required to recognize any fair market value gains and losses on the cross currency interest rate swap arrangement as we utilize the credit facility.

We attempt to hedge against these exchange rate risks by entering into hedging contracts that are typically one to three months in duration, leaving us exposed to longer term changes in exchange rates. We realized foreign currency losses of $1.4 million during fiscal 2011 and foreign currency losses of $40,000 during fiscal 2010. As foreign currency exchange rates fluctuate relative to the U.S. dollar, we expect to incur foreign currency translation adjustments and may incur foreign currency exchange losses. For example, a 10% weakening in the U.S. dollar against the Thai baht and the RMB as of June 24, 2011 and June 25, 2010 would have resulted in a decrease in our net dollar position of approximately $0.02 million and $0.4 million, respectively. We cannot give any assurance as to the effect that future changes in foreign currency rates will have on our consolidated financial position, operating results or cash flows.

Credit Risk

Credit risk refers to our exposures to financial institutions, suppliers and customers that have in the past and may in the future experience financial difficulty, particularly in light of recent conditions in the credit markets and the global economy. As of June 24, 2011, our cash and cash equivalents were held in financial instruments of a small number of banks and other financial institutions having credit ratings of A minus or above as determined by Fitch Ratings. We generally monitor the financial performance of our suppliers and customers, as well as other factors that may affect their access to capital and liquidity. Presently, we believe that we will not incur material losses due to our exposures to such credit risk.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements of Fabrinet

Supplementary Financial Data

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting of the company as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the company's internal control over financial reporting was effective as of June 24, 2011.

PricewaterhouseCoopers ABAS Ltd., an independent registered public accounting firm, audited the effectiveness of the Company's internal control over financial reporting as of June 24, 2011, as stated in their report on page 53 of this report.

/s/ David T. Mitchell

David T. Mitchell
Chief Executive Officer and Chairman of the Board
August 31, 2011

/s/ Mark J. Schwartz

Mark J. Schwartz
Executive Vice President, Chief Financial Officer and Secretary
August 31, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Fabrinet

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Fabrinet and its subsidiaries (the "Group") as of June 24, 2011 and June 25, 2010, and the results of their operations and their cash flows for each of the years ended June 24, 2011, June 25, 2010 and June 26, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 24, 2011, based on criteria established in Internal control – Integrated Framework issued by the committee of Sponsoring Organizations of the Treadway commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements and on the Company's internal control over financial reporting based on our integrated audits which was an integrated audit in 2011. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers ABAS Ltd.

PricewaterhouseCoopers ABAS Ltd.
Bangkok, Thailand
August 31, 2011

FABRINET

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except share data)	**June 24, 2011**	**June 25, 2010**
Assets		
Current assets		
Cash and cash equivalents	$127,282	$ 84,942
Receivable from initial public offering	—	26,319
Trade accounts receivable, net	117,705	101,514
Inventories, net	106,467	98,146
Investment in leases	448	12
Deferred income taxes	1,308	696
Deposit for land purchase	—	2,162
Prepaid expenses and other current assets	4,466	2,535
Total current assets	357,676	316,326
Non-current assets		
Property, plant and equipment, net	75,410	57,651
Intangibles, net	892	1,220
Investment in leases	1,163	20
Deferred income taxes	1,953	1,626
Deposits and other non-current assets	681	582
Total non-current assets	80,099	61,099
Total assets	$437,775	$377,425
Liabilities and Shareholders' Equity		
Current liabilities		
Long-term loans from banks, current portion	$ 4,398	$ 6,008
Trade accounts payable	92,563	102,977
Construction payable	2,475	—
Income tax payable	2,914	2,521
Accrued payroll, profit sharing and related expenses	7,677	3,895
Accrued expenses	3,986	3,567
Other payables	3,796	5,935
Total current liabilities	117,809	124,903
Non-current liabilities		
Long-term loans from banks, non-current portion	11,979	14,377
Severance liabilities	4,478	3,456
Other non-current liabilities	1,982	2,526
Total non-current liabilities	18,439	20,359
Total liabilities	136,248	145,262
Commitments and contingencies (Note 20)		
Shareholders' equity		
Preferred shares (5,000,000 shares authorized, $0.01 par value; no shares issued and outstanding as of June 24, 2011 and June 25, 2010)	—	—
Ordinary shares (500,000,000 shares authorized, $0.01 par value; 34,207,579 shares and 33,751,730 shares issued and outstanding as of June 24, 2011 and June 25, 2010, respectively)	342	337
Additional paid-in capital	59,816	54,786
Retained earnings	241,369	177,040
Total shareholders' equity	301,527	232,163
Total Liabilities and Shareholders' Equity	$437,775	$377,425

The accompanying notes are an integral part of these consolidated financial statements.

FABRINET

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars)	Year Ended		
	June 24, 2011	**June 25, 2010**	**June 26, 2009**
Revenues			
Revenues	$ 743,570	$ 424,548	$ 337,846
Revenues, related parties	—	81,164	101,895
Income from production wind-down and transfer agreements, related party	—	—	1,358
Total revenues	743,570	505,712	441,099
Cost of revenues	(648,823)	(441,370)	(383,058)
Gross profit	94,747	64,342	58,041
Selling, general and administrative expenses	(24,806)	(16,192)	(21,960)
Restructuring charges	—	—	(2,389)
Operating income	69,941	48,150	33,692
Interest income	494	327	756
Interest expense	(357)	(500)	(1,266)
Foreign exchange (loss)/gain, net	(1,430)	(40)	360
Other income	216	153	—
Income before income taxes	68,864	48,090	33,542
Income taxes	(4,535)	(3,767)	(2,238)
Net income	$ 64,329	$ 44,323	$ 31,304
Earnings per share			
Basic	$ 1.90	$ 1.44	$ 1.03
Diluted	$ 1.87	$ 1.41	$ 1.00
Weighted average number of ordinary shares outstanding (thousands of shares)			
Basic	33,922	30,854	30,360
Diluted	34,407	31,369	31,183

The accompanying notes are an integral part of these consolidated financial statements.

FABRINET

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands of U.S. dollars, except share data)	Ordinary Share		Additional Paid-in Capital	Warrants	Retained Earnings	Total
	Shares	Amount				
Balances at June 27, 2008	30,044,797	$300	$27,915	$ 34	$142,316	$170,565
Net income	—	—	—	—	31,304	31,304
Share-based compensation expense related to the Amended and Restated 1999 Share Option Plan	—	—	837	—	—	837
Shares issued under the Amended and Restated 1999 Share Option Plan	557,650	6	847	—	—	853
Shares issued upon exercise of warrant	34,175	—	34	(34)	—	—
Dividends to shareholders	—	—	—	—	(10,054)	(10,054)
Balances at June 26, 2009	30,636,622	$306	$29,633	$—	$163,566	$193,505
Net income	—	—	—	—	44,323	44,323
Shares issued pursuant to initial public offering, net of offering costs	2,830,000	28	24,017	—	—	24,045
Share-based compensation expense related to the Amended and Restated 1999 Share Option Plan	—	—	655	—	—	655
Shares issued under the Amended and Restated 1999 Share Option Plan	285,108	3	481	—	—	484
Dividends to shareholders	—	—	—	—	(30,849)	(30,849)
Balances at June 25, 2010	33,751,730	$337	$54,786	$—	$177,040	$232,163
Net income	—	—	—	—	64,329	64,329
Share-based compensation expense related to the Amended and Restated 1999 Share Option Plan and the 2010 Performance Incentive Plan	—	—	3,460	—	—	3,460
Shares issued under the Amended and Restated 1999 Share Option Plan and the 2010 Performance Incentive Plan	455,849	5	1,570	—	—	1,575
Balances at June 24, 2011	34,207,579	$342	$59,816	$—	$241,369	$301,527

The accompanying notes are an integral part of these consolidated financial statements.

FABRINET

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U. S. dollars)	Year Ended		
	June 24, 2011	June 25, 2010	June 26, 2009
Cash flows from operating activities			
Net income for the year	$ 64,329	$ 44,323	$ 31,304
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and impairment losses	8,696	7,705	8,212
Amortization of intangibles	499	504	515
(Gain)/write-off on disposal of property, plant and equipment	(10)	3	27
Allowance for doubtful accounts and warranties	90	71	(94)
Unrealized (gain) loss on exchange rate and fair value of derivative	215	(329)	(727)
Share-based compensation	3,460	655	837
Deferred income tax	(939)	(464)	626
Amortization of deferred revenues	—	—	(1,358)
Provision for uncertain tax position and severance liabilities, net of payments	464	646	57
Inventory obsolescence	15	(1,113)	(431)
Write-off security offering costs	—	—	4,044
Changes in operating assets and liabilities			
Trade accounts receivable	(16,229)	(49,756)	14,339
Trade accounts receivable, related parties	—	12,264	18,171
Inventories	(8,336)	(49,192)	21,666
Other current assets and non-current assets	(1,998)	(3,040)	1,458
Trade accounts payable	(10,414)	51,957	(3,183)
Trade accounts payable, related parties	—	(2,557)	(9,548)
Other payable, related party	—	—	(58)
Income tax payable	393	1,657	(1,319)
Other current liabilities and non-current liabilities	1,047	4,512	(4,181)
Net cash provided by operating activities	41,282	17,846	80,357
Cash flows from investing activities			
Purchase of property, plant and equipment	(22,309)	(8,224)	(7,097)
Deposit for land purchase	—	(2,162)	—
Purchase of intangibles	(110)	(380)	(186)
Purchase of assets for lease under direct financing leases	(1,624)	(3)	(17)
Proceeds from direct financing leases	324	33	71
Proceeds from disposals of property, plant and equipment	129	18	42
Net cash used in investing activities	(23,590)	(10,718)	(7,187)
Cash flows from financing activities			
Receipts from long-term loans from banks	2,000	1,000	4,000
Repayments of long-term loans from banks	(6,008)	(7,933)	(6,257)
Installment payments for production wind-down and transfer agreements and acquisitions	—	—	(2,355)
Repayment of capital lease liabilities	—	—	(23)
Proceeds from initial public offering, net	26,319	—	—
Proceeds from issue of ordinary shares under employee share option plan	1,575	484	853
Payment of dividends to shareholders	—	(30,849)	(10,054)
Net cash provided by (used in) financing activities	23,886	(37,298)	(13,836)
Net increase (decrease) in cash and cash equivalents	$ 41,578	$ (30,170)	$ 59,334
Movement in cash and cash equivalents			
Cash and cash equivalents at beginning of period	$ 84,942	$114,845	$ 55,682
Increase (decrease) cash and cash equivalents	41,578	(30,170)	59,334
Effect of exchange rate on cash and cash equivalents	762	267	(171)
Cash and cash equivalents at end of period	$127,282	$ 84,942	$114,845
Supplemental disclosures			
Cash paid for			
Interest	$ 353	$ 535	$ 1,249
Taxes	5,254	2,584	2,909
Cash received for interest	477	345	812
Noncash financing activity			
Receivable from initial public offering	—	26,319	—
Construction payable	2,475	—	—

The accompanying notes are an integral part of these consolidated financial statements.

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except as noted otherwise)

1. Business and organization

General

Fabrinet ("Fabrinet" or the "Company") was incorporated on August 12, 1999, and commenced operations on January 1, 2000. The Company is an exempted company incorporated with limited liability and is domiciled in the Cayman Islands, British West Indies. Fabrinet and its direct and indirect subsidiaries are referred to as the "Group".

The Group provides precision optical, electro-mechanical and electronic manufacturing services to original equipment manufacturers (OEMs) of complex products, such as optical communication components, modules and sub-systems, industrial lasers and sensors. The Group offers a broad range of advanced optical capabilities across the entire manufacturing process, including process design and engineering, supply chain management, manufacturing, integration and full product assembly and test. The Group focuses primarily on the production of low-volume, high-mix products.

The Company has the following direct and indirect subsidiaries:

- Fabrinet Co., Ltd., ("Fabrinet Thailand") incorporated in Thailand on September 27, 1999;
- Fabrinet USA, Inc., incorporated in the U.S. in the State of California on October 12, 1999;
- FBN New Jersey Manufacturing, Inc., incorporated in the U.S. in the State of Delaware on May 11, 2005;
- Fabrinet China Holdings, incorporated in Mauritius, and CASIX Inc., incorporated in the People's Republic of China, were both acquired on May 29, 2005;
- Fabrinet Pte., Ltd., incorporated in Singapore on November 14, 2007; and
- Fabrinet AB, incorporated in Sweden on September 29, 2010.

Asia Pacific Growth Fund III, L.P. held 26.5%, 46.1% and 57.3% of the Company's share capital (fully diluted) as of June 24, 2011, June 25, 2010 and June 26, 2009, respectively.

Initial public offering

On June 24, 2010, the Company's registration statement on Form S-1 (File No. 333-163258) relating to the initial public offering of its ordinary shares was declared effective by the Securities and Exchange Commission (the "SEC"). An aggregate of 9,775,000 ordinary shares (including 1,275,000 ordinary shares subject to the underwriters' option to purchase additional shares) were registered under the registration statement, of which the Company sold 2,830,000 shares and the selling shareholders identified in the registration statement sold 6,945,000 shares, at an initial public offering price of $10.00 per share. The Company's ordinary shares began trading on the New York Stock Exchange (NYSE) on June 25, 2010. The $26.3 million proceeds from the initial public offering, net of underwriting discounts and commissions, were recorded as a receivable as of June 25, 2010, as the proceeds were received on June 30, 2010, the initial closing date of the offering. The selling shareholders sold 5,670,000 ordinary shares in the initial offering and 1,275,000 ordinary shares on July 6, 2010 pursuant to the underwriters' option to purchase additional shares.

Secondary public offering

On March 3, 2011, the Company's registration statement on Form S-1 (File No. 333-172355) relating to the secondary public offering of its ordinary shares was declared effective by the SEC. An aggregate of 8,292,650 ordinary shares (including 1,081,650 ordinary shares subject to the underwriters' option to purchase additional shares) were registered under the registration statement, all of which were sold by the selling shareholders identified in the registration statement, at a public offering price of $28.50 per share. The Company did not receive any proceeds from the sale of its ordinary shares by the selling shareholders.

2. Accounting policies

2.1 Summary of significant accounting policies

Principles of consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and include the Company and its direct and indirect subsidiaries listed in Note 1. All inter-company accounts and transactions have been eliminated.

Fiscal years

The Company uses a 52-53 week fiscal year ending on the Friday closest to June 30. Historically, for comparative presentation purposes, the Company used a dating convention where its consolidated financial statements and notes were shown as ending on June 30. Beginning with the first quarter of fiscal year 2009, the Company changed its dating convention to use the actual closing dates for all periods presented in its consolidated financial statements and accompanying notes. This change had no impact on the Company's financial position, results of operations, and cash flows for any of the periods presented.

Use of estimates

The preparation of the Group's consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amount of total revenues and expense during the year. The Group bases estimates on historical experience and various assumptions about the future that are believed to be reasonable based on available information. The Group's reported financial position or results of operations may be materially different under different conditions or when using different estimates and assumptions, particularly with respect to significant accounting policies, which are discussed below. Significant assumptions are used in accounting for business combinations, share-based compensation, allowance for doubtful accounts, income taxes and inventory obsolescence, among others. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be different from these estimates. In the event that estimates or assumptions prove to differ from actual results, adjustments are made in subsequent periods to reflect more current information.

Fair value of financial instruments

The carrying amounts of certain financial instruments, which include cash and cash equivalents, trade accounts receivable, trade accounts payable, and borrowings approximate their fair values due to their short maturities. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

Cash and cash equivalents

All highly liquid investments with maturities of three months or less from original dates of purchase are carried at fair market value and considered to be cash equivalents. Cash and cash equivalents consist of cash deposited in checking accounts, time deposits with maturities of less than 3 months and money market accounts.

Accounts receivable

Accounts receivable are carried at anticipated realizable value. The Group assesses the collectability of its accounts receivable based on specific customer circumstances, current economic trends, historical experience with collection and the age of past due receivables and provides an allowance for doubtful receivables based on a review of all outstanding amounts at the period end. Bad debts are written off when identified.

Unanticipated changes in the liquidity or financial position of the Group's customers may require revision to the allowances for doubtful accounts.

Concentration of credit risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist of cash and cash equivalents and accounts receivable.

As of June 24, 2011, the Group's cash and cash equivalents were held in financial instruments of banks with credit ratings of A minus or above. The Group had five customers that each contributed to 10% or more of its total accounts receivable as of June 24, 2011 and June 25, 2010.

Accounts receivable include amounts due from companies which are monitored by the Group for credit worthiness. Management has implemented a program to closely monitor near term cash collection and credit exposures and believes no material loss will be incurred.

Accounts receivable from individual customers that were equal to or greater than 10% of accounts receivable as of June 24, 2011 and June 25, 2010 were as follows:

	June 24, 2011	June 25, 2010
JDS Uniphase Corporation	23%	16%
Oclaro, Inc.	14	16
EMCORE Corporation	11	13
Opnext, Inc.	10	12
Finisar Corporation	10	10

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined by the standard costing method which approximates actual costs computed on a first-in, first-out basis not in excess of net realizable market value. Market value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses. The Group assesses the valuation of inventory on a quarterly basis and writes down the value for estimated excess and obsolete inventory based upon estimates of future demand.

Operating leases

Payments made under operating leases are charged on a straight-line basis over the lease term.

Investment in leases

The Company uses the direct finance method of accounting to record its direct financing leases and related interest income. At the inception of a lease, the Company records as an asset the aggregate future minimum lease payments receivable, plus the estimated residual value of the leased equipment, less unearned lease income.

Residual values generally reflect the estimated amounts to be received at lease termination from lease extensions, sales or other dispositions of leased equipment. Estimates are based on management's experience.

Unearned lease income is the amount by which the total lease receivable plus the estimated residual value exceeds the cost of the equipment. Unearned lease income is recognized as revenue over the lease term using the effective interest method.

Property, plant and equipment

Land is stated at historical cost. Other property, plant and equipment, except for machinery under installation, are stated at historical cost less accumulated depreciation. Depreciation is calculated on the straight-line method to write off the cost of each asset to its residual value over its estimated useful life as follows:

Building and building improvements	10 - 30 years
Leasehold improvements	Lower of useful life or lease period
Manufacturing equipment	3 - 5 years
Office equipment	5 years
Motor vehicles	5 years
Computer hardware	3 - 5 years

Machinery under installation is stated at historic cost; depreciation begins after it is fully installed and is used in the operations of the Group.

Gains and losses on disposal are determined by comparing proceeds with carrying amounts and are included in the consolidated statements of operations.

Impairment or disposal of long-lived assets (plant and equipment and other intangible assets)

The Group tests long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to:

- Significant decreases in the market price of the asset;
- Significant adverse changes in the business climate or legal factors;
- Accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset;
- Current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; or
- Current expectation that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life.

Recoverability of long-lived assets or asset groups is measured by comparing their carrying amount to the projected undiscounted cash flows that the long-lived assets or asset groups are expected to generate. If such assets are considered to be impaired, the impairment loss recognized, if any, is the amount by which the carrying amount of the property and equipment exceeds its fair value.

Borrowing costs

Borrowing costs are accounted for on an accrual basis and are charged to the consolidated statements of operations in the year incurred, except for interest costs on borrowings to finance certain qualifying assets. Such costs to finance qualifying assets are capitalized during the period of time that is required to complete and prepare the assets for their intended use, as part of the cost of the assets. All other borrowing costs are expensed as incurred.

The capitalization rate used to determine the amount of interest to be capitalized is the weighted average interest rate applicable to the Group's outstanding borrowings during the year. Where funds are borrowed specifically for the acquisition, construction or production of assets, the amount of borrowing costs eligible for capitalization on the respective assets is determined as the actual borrowing costs are incurred on that borrowing during the respective periods.

Foreign currency transactions and translation

The consolidated financial statements are presented in United States Dollars ("$" or "USD").

The functional currency of Fabrinet and its subsidiaries is the USD. Transactions in currencies other than the functional currency are translated into the functional currency at the rates of exchange in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate prevailing at the balance sheet date. Transaction gains and losses are included in other income and expense, net, in the accompanying consolidated statements of operations.

Deferred revenues

Deferred revenues, current and non-current, represent the unrecognized income from the production wind-down and transfer agreements the Group entered into during fiscal 2006 and fiscal 2005. The balances represent the net cash consideration received from the respective agreements that will be recognized on a straight-line basis over the estimated wind-down period and the product life cycle of the products transferred to Thailand under those various agreements, which are estimated to range between 12 to 25 months from the transfer date. Deferred revenues are amortized to income after the expiration of any contingency. The recognition of the deferred revenues is included in income from production wind-down and transfer agreements in the accompanying consolidated statements of operations.

Revenue recognition

The Group derives total revenues primarily from the assembly of products under supply agreements with its customers, the fabrication of customized optics and glass, and income from production wind-down and transfer agreements. Revenues represent the invoiced value of products, net of trade discounts and allowances, and exclude goods and services tax. The Group recognizes revenues when realized or realizable and earned. The Group considers revenues realized or realizable and earned when there is persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. Delivery does not occur until products have been shipped or services have been provided to the customer, risk of loss has transferred to the customer and customer acceptance has been obtained, customer acceptance provisions have lapsed, or the Group has objective evidence that the criteria specified in the customer acceptance provisions have been satisfied. In situations where a formal acceptance is required but the acceptance only relates to whether the product meets its published specifications, revenues are generally recognized upon shipment provided all other revenue recognition criteria are met. The sales price is not considered to be fixed or determinable until all contingencies related to the sale have been resolved. The Group reduces revenues for rebates and other similar allowances. Revenues are recognized only if these estimates can be reasonably and reliably determined. The Group bases its estimates on historical results taking into consideration the type of customer, the type of transaction and the specifics of each arrangement. In addition to the aforementioned general policies, the following are the specific revenue recognition policies for each major category of revenues.

Services

The Group provides services for its customers that range from process design to product manufacturing. The Group recognizes service revenues when the services have been performed. The related costs are expensed as incurred.

Sales of goods

Revenues from sales of goods are generally recognized when the product is shipped to the customer and when there are no unfulfilled Group obligations that affect the customer's final acceptance of the arrangement. Any cost of warranties and remaining obligations that are inconsequential or perfunctory are accrued when the corresponding revenues are recognized.

Production wind-down and transfer agreements

The Group has entered into production wind-down and transfer agreements, which have included several elements such as: (i) the temporary management or operation of a manufacturing facility or production line that produces optical products, which the parties agreed would be manufactured and produced by the Group on an ongoing basis at the Group's facilities in Thailand; (ii) winding down the facilities and terminating the employees; (iii) transferring production to the Group's facilities in Thailand or the customer's other locations; (iv) the acquisition of inventory, other assets, liabilities or employee termination obligations necessary to temporarily manage and wind down the facility; and (v) reimbursement of operating expenses and losses and service fees. The Group entered into these agreements because the Group believes that providing transfer production services facilitates a more efficient transfer for the Group and eases the requirements of the Group's customers during the transfers. The Group may also obtain additional technical expertise during the wind-down period which benefits the transfer of production to Thailand. These agreements did not meet the definition of a business because the Group did not have the risk and rewards of ownership during the temporary management and wind-down period as the Group was reimbursed for all operating expenses and losses and the agreements provided for additional compensation for the transfer services provided. Because each production wind-down and transfer agreement was unique, the transactions were accounted for on a case by case basis as multiple element agreements.

The deliverables in the agreements were separated into units of accounting under the guidance of FASB ASC Subtopic 605-25, *Revenue Recognition-Multiple Element Arrangements* ("FASB ASC 605-25"). If there was objective and reliable evidence of fair value for all units of accounting in an agreement, the agreement consideration was allocated to the separate units of accounting based on each unit's relative fair value. In cases in which there was objective and reliable evidence of fair value of the undelivered item(s) but no such evidence for the delivered item(s) existed, the residual method was used to allocate the agreement consideration.

If the components of the production wind-down and transfer agreements included services and could not be separated into units of accounting, the income was deferred until the earlier of when the criteria of FASB ASC 605-25 was met or when the last undelivered element was delivered. The income was then recognized after the expiration of any contingency on a straight-line basis over the estimated wind-down period and product life cycle of the products transferred to Thailand.

Each production wind-down and transfer agreement involved the receipt by the Company of cash, assets and liabilities. In exchange, the Company paid cash and provided production wind-down and transfer services at its Thailand facilities. The net consideration from each agreement or, income, was calculated as the aggregate fair value of the cash and assets received, less the aggregate fair value of the cash paid and liabilities received or incurred. The net consideration was deferred and recognized over the estimated service and production period on a straight line basis beginning after the expiration of any contingencies.

The Group entered into three production wind-down and transfer agreements with an existing customer during fiscal 2005 and 2006. The Group recorded income from production wind-down and transfer agreements of $0, $0 and $1,358 for the years ended June 24, 2011, June 25, 2010 and June 26, 2009, respectively.

Income taxes

In accordance with FASB ASC Topic 740, *Income Taxes* ("FASB ASC 740"), the Group uses the asset and liability method of accounting for income taxes, whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company's subsidiaries are subject to income tax audits by the respective tax authorities in all of the jurisdictions in which they operate. The determination of tax liabilities in each of these jurisdictions requires the interpretation and application of complex and sometimes uncertain tax laws and regulations. The Group recognizes liabilities based on its estimate of whether, and the extent to which, additional tax liabilities are probable. If the Group ultimately determines that the payment of such a liability is not probable, then it reverses the liability and recognizes a tax benefit during the period in which the determination is made that the liability is no longer probable. The recognition and measurement of current taxes payable or refundable and deferred tax assets and liabilities requires that the Group makes certain estimates and judgments. Changes to these estimates or a change in judgment may have a material impact on the Group's tax provision in a future period.

On July 13, 2006, the FASB issued FIN 48, codified in FASB ASC 740. FASB ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return.

Under FASB ASC 740, a company recognizes a tax benefit in the financial statements for an uncertain tax position only if management's assessment is that the position is "more likely than not" (i.e., a likelihood greater than 50 percent) to be allowed by the tax jurisdiction based solely on the technical merits of the position. The term "tax position" in FASB ASC 740 refers to a position in a previously filed tax return or a position expected to be taken in a future tax return that is reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods. The accounting interpretation also provides guidance on measurement methodology, derecognition thresholds, financial statement classification and disclosures, recognition of interest and penalties, and accounting for the cumulative-effect adjustment at the date of adoption.

Employee contribution plan

The Group operates a defined contribution plan, known as a provident fund, in its Thai subsidiary. The assets of this plan are in a separate trustee-administered fund. The provident fund is funded by matching payments from employees and by the subsidiary on a monthly basis. Current contributions to the provident fund are accrued and paid to the fund manager on a monthly basis. The Group sponsors the Fabrinet U.S. 401(k) Retirement Plan (the "401(k) Plan"), a Defined Contribution Plan under ERISA, at its Fabrinet USA, Inc. and FBN New Jersey Manufacturing, Inc. subsidiaries, which provides retirement benefits for its eligible employees through tax deferred salary deductions.

Severance liabilities

Under labor protection laws applicable in Thailand and under the Fabrinet Thailand employment policy, all employees of Fabrinet Thailand with more than 120 days of service are entitled to severance pay on forced termination or retrenchment or in the event that the employee reaches the retirement age of 55. The entitlement to severance pay is determined according to an employee's individual employment tenure with the Group and is subject to a maximum benefit of 10 months of salary unless otherwise agreed upon in an employee's employment contract. The Group accounts for this severance liability on an actuarial basis using the Projected Unit Credit Method, using the long-term Thai government bond yield as a discount rate. There are no separate plan assets held in respect of this liability.

Annual leave

Employee entitlements to annual leave are recognized when they accrue to the employee. On termination of employment, accrued employee entitlement to annual leave is paid in cash.

Warranty provision

Provisions for estimated expenses relating to product warranties are made at the time the products are sold using historical experience. Generally, this warranty is limited to workmanship and the Group's liability is capped at the price of the product. The provisions will be adjusted when experience indicates an expected settlement will differ from initial estimates.

Warranty cost allowances of $52, $46 and $(29) were recognized in the consolidated statements of operations for the years ended June 24, 2011, June 25, 2010 and June 26, 2009, respectively.

Shipping and handling costs

The Group records costs related to shipping and handling in cost of revenues for all periods presented.

Share-based compensation

Grants of share-based awards are accounted for under provision of FASB ASC Topic 718, *Compensation-Stock Compensation* ("FASB ASC 718"). Share-based compensation is recognized in the financial statements based on grant-date fair value. The Company estimates the fair value of share-based awards utilizing the Black-Scholes-Merton ("BSM") option-pricing model.

Net income per ordinary share

Net income per share is calculated in accordance with FASB ASC Subtopic 260-10, *Earnings Per Share* ("FASB ASC 260-10"), and SEC Staff Accounting Bulletin No. 98, or SAB 98. Under the provisions of FASB ASC 260-10 and SAB 98, basic net income per share is computed by dividing the net income available to ordinary shareholders for the period by the weighted average number of ordinary shares outstanding during the period. Diluted net income per ordinary share is computed by dividing the net income for the period by the weighted average number of ordinary and potential ordinary shares outstanding during the period if their effect is dilutive.

2.2 *New Accounting Pronouncements*

In June 2011, the FASB issued the Accounting Standards Update No. 2011-05—Comprehensive Income (Topic 220)—Presentation of Comprehensive Income. Under the amendments to Topic 220, Comprehensive Income, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. In a single continuous statement, the entity is required to present the components of net income and total net income, the components of other comprehensive income and a total for other comprehensive income, along with the total of comprehensive income in that statement. In the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. Regardless of whether an entity chooses to present comprehensive income in a single continuous statement or in two separate but consecutive statements, the entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. The Company will adopt this guidance in the first quarter of fiscal year 2013, and is currently evaluating the impact, if any, the guidance will have on its consolidated financial statements.

In May 2011, the FASB issued the Accounting Standards Update No. 2011-04—Fair Value Measurement (Topic 820)—Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The amendments in this Update result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs. Consequently, the amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the Board does not intend for the amendments in this Update to result in a change in the application of the requirements in Topic 820. Some of the amendments clarify the Board's intent about the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. This guidance is effective during interim or annual periods beginning after December 15, 2011. Early application is not permitted. The Company will adopt this guidance in the third quarter of fiscal year 2012, and is currently evaluating the impact, if any, the guidance will have on its consolidated financial statements.

In April 2011, the FASB issued the Accounting Standards Update No. 2011-03—Transfers and Servicing (Topic 860)—Reconsideration of Effective Control for Repurchase Agreements. The amendments in this Update remove from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. Other criteria applicable to the assessment of effective control are not changed by the amendments in this Update. Those criteria indicate that the transferor is deemed to have maintained effective control over the financial assets transferred (and thus must account for the transaction as a secured borrowing) for agreements that both entitle and obligate the transferor to repurchase or redeem the financial assets before their maturity if all of the following conditions are met: 1. The financial assets to be repurchased or redeemed are the same or *substantially the same* as those transferred. 2. The agreement is to repurchase or redeem them before maturity, at a fixed or determinable price. 3. The agreement is entered into contemporaneously with, or in contemplation of, the transfer. This guidance is effective for the first interim or annual period beginning on or after December 15, 2011. Early adoption is not permitted. The Company will adopt this guidance in the third quarter of fiscal year 2012, and is currently evaluating the impact, if any, the guidance will have on its consolidated financial statements.

In April 2011, the FASB issued the Accounting Standards Update No. 2011-02—Receivables (Topic 310)—A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring. The amendments to Topic 310 clarify the guidance on a creditor's evaluation of whether it has granted a concession. The amendments to Topic 310 clarify the guidance on a creditor's evaluation of whether a debtor is experiencing financial difficulties. In addition, the amendments to Topic 310 clarify that a creditor is precluded from using the effective interest rate test in the debtor's guidance on restructuring of payables when evaluating whether a restructuring constitutes a troubled debt restructuring. This guidance is effective for the first interim or annual period beginning on or after June 15, 2011. The Company will adopt this guidance in the first quarter of fiscal year 2012, and is currently evaluating the impact, if any, the guidance will have on its consolidated financial statements.

In December 2010, the FASB issued the Accounting Standards Update No. 2010-29—Business Combinations (Topic 805)—Disclosure of Supplementary Pro Forma Information of Business Combinations (a consensus of the FASB Emerging Issues Task Force). The amendments in this Update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this Update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The Company will adopt this guidance in the first quarter of fiscal year 2012, and is currently evaluating the impact, if any, the guidance will have on its consolidated financial statements.

3. Income taxes

Cayman Islands

The Company is domiciled in the Cayman Islands. Under the current laws of Cayman Islands, the Company is not subject to tax on income or capital gains. The Company has received this undertaking for a twenty year period ending August 24, 2019, and after the expiration date, the Company can make a request for renewal with the office of the Clerk of the Cabinet for another twenty years.

Income of the Company exempted from corporate income tax in the Cayman Islands amounted to $51,554, $40,738 and $24,887 in the years ended June 24, 2011, June 25, 2010 and June 26, 2009, respectively.

Thailand

Fabrinet Co., Ltd., the Company's wholly-owned direct subsidiary, is where the majority of operations and production takes place, and has the applicable income tax rate of 30%. From July 2010 through June 2015, the Company is not subject to tax on income earned from the operation of Building 5 in Thailand as the Company has been granted an investment promotion privilege for Building 5.

People's Republic of China

CASIX, the Company's wholly owned indirect subsidiary, has the applicable income tax rate of 25%.

The Group's income tax expense consisted of the following:

	Year Ended		
	June 24, 2011	**June 25, 2010**	**June 26, 2009**
Current	$5,168	$4,304	$1,612
Deferred	(633)	(537)	626
Total income tax expense	$4,535	$3,767	$2,238

The reconciliation between the Group's taxes that would arise by applying the basic tax rate of the country of the Group's principal operations, Thailand, to the Group's effective tax charge is shown below:

	Year Ended		
	June 24, 2011	June 25, 2010	June 26, 2009
Income before income taxes	$ 68,864	$ 48,090	$33,542
Tax calculated at a corporate income tax rate of 30%	20,659	14,427	10,063
Effect of income taxes from locations with tax rates different from Thailand	(334)	(189)	(182)
Income not subject to tax *	(15,986)	(10,674)	(7,466)
Income tax on unremitted earnings	472	107	152
Others	(276)	96	(329)
Corporate income tax charge	$ 4,535	$ 3,767	$ 2,238

* *Income not subject to taxes relates to income earned in the Cayman Islands and income subject to investment promotion privilege for Building 5, from July 2010 through June 2015. Income not subject to tax per ordinary share on a diluted basis (in dollars) was $0.46, $0.34 and $0.24 for the years ended June 24, 2011, June 25, 2010 and June 26, 2009, respectively.*

As of June 24, 2011, there was no tax loss carried forward.

The Group's deferred tax assets and deferred tax liabilities at each balance sheet date are as follows:

	Year Ended	
	June 24, 2011	June 25, 2010
Deferred tax assets:		
Depreciation	$1,408	$1,346
Severance liability	566	289
Reserve and allowance	1,126	813
Others	253	—
Total deferred tax assets	$3,353	$2,448

	Year Ended	
	June 24, 2011	June 25, 2010
Deferred tax liabilities:		
Deferred cost of service and expense	(68)	(113)
Others	(24)	(13)
Total deferred tax liabilities	$ (92)	$ (126)
Net deferred tax assets	$3,261	$2,322

Current deferred income tax assets and liabilities and non-current deferred income tax assets and liabilities are offset when the income taxes relate to the same tax jurisdiction. The following amounts are shown in the consolidated balance sheets:

	Year Ended	
	June 24, 2011	June 25, 2010
Deferred income tax assets — current	$1,382	$ 813
Deferred income tax liabilities — current	(74)	(117)
Current deferred income tax — net	1,308	696
Deferred income tax assets — non current	1,971	1,635
Deferred income tax liabilities — non current	(18)	(9)
Non current deferred income tax — net	1,953	1,626
Net deferred income tax assets	$3,261	$2,322

Income tax liabilities have not been established for withholding tax and other taxes that would be payable on the unremitted earnings of Fabrinet Thailand. Such amounts of Fabrinet Thailand are permanently reinvested; unremitted earnings for Fabrinet Thailand totaled $21,046 and $14,089 as of June 24, 2011 and June 25, 2010, respectively. Unrecognized deferred tax liabilities for such unremitted earnings were $2,265 and $1,932 as of June 24, 2011 and June 25, 2010, respectively. Deferred tax liabilities of $1,056 and $271 have been established for withholding tax on the unremitted earnings of CASIX Inc. and were included as part of income tax payable as of June 24, 2011 and June 25, 2010, respectively.

Uncertain income tax positions

Effective July 1, 2007, the Company implemented FASB ASC Topic 740, *Income Taxes* ("FASB ASC 740"). Interest and penalties related to uncertain tax positions are recognized in income tax expense. The Company had approximately $579 and $721 of accrued interest and penalties related to uncertain tax positions on the consolidated balance sheets as of June 24, 2011 and June 25, 2010, respectively. The Company (reversed) recorded interest and penalties of ($141), ($73) and $101 for the years ended June 24, 2011, June 25, 2010 and June 26, 2009, respectively, through the consolidated statements of operations. With regard to the Thailand jurisdiction, tax years 2006 through 2010 remain open to examination by the local authorities.

The following table indicates the changes to the Company's unrecognized tax benefits for the years ended June 24, 2011, June 25, 2010 and June 26, 2009 included in other non-current liabilities.

	June 24, 2011	June 25, 2010	June 26, 2009
Beginning balance	$1,540	$1,551	$1,737
Additions during the year	—	—	—
Additions for tax positions of prior years	—	450	—
Reductions for tax positions of prior years	(416)	(461)	(186)
Ending balance	$1,124	$1,540	$1,551

4. Earnings per ordinary share

Basic earnings per ordinary share are computed by dividing reported net income by the weighted average number of ordinary shares outstanding during each period.

	Year Ended		
	June 24, 2011	June 25, 2010	June 26, 2009
Net income attributable to shareholders	$64,329	$44,323	$31,304
Weighted average number of ordinary shares outstanding (thousands of shares)	33,922	30,854	30,360
Basic earnings per ordinary share (in dollars)	$ 1.90	$ 1.44	$ 1.03

Diluted earnings per ordinary share are computed by dividing reported net income by the weighted average number of ordinary shares and dilutive ordinary equivalent shares outstanding during each period. Dilutive ordinary equivalent shares consist of share options and restricted shares. Diluted earnings per ordinary share is calculated as follows:

	Year Ended		
	June 24, 2011	June 25, 2010	June 26, 2009
Net income used to determine diluted earnings per ordinary share	$64,329	$44,323	$31,304
Weighted average number of ordinary shares outstanding (thousands of shares)	33,922	30,854	30,360
Adjustment for incremental shares arising from assumed exercise of share options (thousands of shares)	485	515	823
Weighted average number of ordinary shares for diluted earnings per ordinary share (thousands of shares)	34,407	31,369	31,183
Diluted earnings per ordinary share (in dollars)	$ 1.87	$ 1.41	$ 1.00

5. Fair Value

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value hierarchy is established which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company utilizes the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

The following table sets forth the Company's applicable liabilities measured at fair value on a recurring basis as of June 24, 2011:

	Fair Value Measurements at Reporting Date Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Balance
Liabilities				
Derivative liabilities	—	966	—	966
Total liabilities measured at fair value	$—	$966	$—	$966

The above derivative liabilities are classified in accrued expenses on the consolidated balance sheet.

The following table sets forth the Company's applicable assets measured at fair value on a recurring basis as of June 25, 2010:

	Fair Value Measurements at Reporting Date Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Balance
Assets				
Derivative assets	—	42	—	42
Total assets measured at fair value	$—	$42	$—	$42

The above derivative assets are classified in other current assets on the consolidated balance sheet.

6. Cash and cash equivalents

	June 24, 2011	June 25, 2010
Cash at banks and on hand	$ 32,686	$28,900
Short-term bank deposits	94,596	56,042
Total cash and cash equivalents	$127,282	$84,942

The weighted average effective interest rate on short term bank deposits was 0.59% and 0.42% per annum for the years ended June 24, 2011 and June 25, 2010, respectively.

7. Allowance for doubtful accounts

The activities and balances for allowance for doubtful accounts for the years ended June 24, 2011, June 25, 2010 and June 26, 2009 were as follows:

	Balance at beginning of period	Charged to expense / (credited to income)	Balance at end of period
Year ended June 24, 2011	$41	$ 38	$79
Year ended June 25, 2010	$16	$ 25	$41
Year ended June 26, 2009	$81	$(65)	$16

8. Inventories

	June 24, 2011	June 25, 2010
Raw materials	$ 47,172	$ 44,075
Work in progress	46,190	38,458
Finished goods	9,651	6,637
Goods in transit	5,656	11,163
	108,669	100,333
Less: Inventory obsolescence	(2,202)	(2,187)
Inventories, net	$106,467	$ 98,146

9. Investment in leases

Investment in direct financing leases primarily consists of manufacturing equipment. The following lists the components of the Company's investment in direct financing leases as of June 24, 2011 and June 25, 2010:

	June 24, 2011	June 25, 2010
Total minimum lease payments receivable	$2,026	$ 32
Estimated residual values of leased equipment	—	—
Investment in direct financing leases	2,026	32
Less: unearned income	(415)	—
Net investment in direct financing leases	$1,611	$ 32

As of June 24, 2011, the future minimum lease payments to be received are as follows at the end of each fiscal year in June:

2012	$ 623
2013	468
2014	459
2015	352
2016	124
Total minimum lease payments receivable	$2,026

10. Property, plant and equipment, net

The components of property, plant and equipment, net were as follows:

	Land	Building and building improvement	Manufacturing equipment	Office equipment	Motor vehicles	Computers	Construction and machinery under installation	Total
As of June 25, 2010								
Cost	$ 5,738	$39,880	$ 46,927	$ 4,305	$ 773	$10,436	$ 87	$108,146
Less: Accumulated depreciation	—	(7,584)	(32,592)	(2,204)	(632)	(7,483)	—	(50,495)
Net book value	$ 5,738	$32,296	$ 14,335	$ 2,101	$ 141	$ 2,953	$ 87	$ 57,651
As of June 24, 2011								
Cost	$14,353	$40,743	$ 53,002	$ 5,341	$ 784	$10,528	$6,489	$131,240
Less: Accumulated depreciation	—	(9,330)	(35,307)	(2,632)	(695)	(7,866)	—	(55,830)
Net book value	$14,353	$31,413	$ 17,695	$ 2,709	$ 89	$ 2,662	$6,489	$ 75,410

Depreciation expense amounted to $8,696, $7,705 and $8,212 for the years ended June 24, 2011, June 25, 2010 and June 26, 2009, respectively.

Depreciation expense is allocated between cost of revenues and selling, general and administrative expenses in the consolidated statements of operations.

The impairment charges are included in selling, general and administrative expenses in the consolidated statements of operations.

The cost of fully depreciated property, plant and equipment written-off during the years ended June 24, 2011, June 25, 2010 and June 26, 2009 amounted to $1,514, $855 and $695, respectively.

Interest expense relating to a long-term loan from a bank for the development of a new factory site, Pinehurst Building 6, of $2 was capitalized in construction in progress for the fiscal year ended June 24, 2011.

11. Intangibles

The following tables present details of the Group's intangibles:

	June 24, 2011		
	Gross Carrying Amount	Accumulated Amortization	Net
Software	$3,594	$(2,702)	$892
Total intangibles	$3,594	$(2,702)	$892

	June 25, 2010		
	Gross Carrying Amount	Accumulated Amortization	Net
Software	$3,433	$(2,213)	$1,220
Total intangibles	$3,433	$(2,213)	$1,220

The Group recorded amortization expense relating to intangibles of $499, $504 and $515 for the years ended June 24, 2011, June 25, 2010 and June 26, 2009, respectively.

Based on the carrying amount of intangibles as of June 24, 2011, and assuming no future impairment of the underlying assets, the estimated future amortization at the end of each fiscal year in June is as follows:

2012	$409
2013	247
2014	121
2015	93
2016	22
Total amortization	$892

12. Borrowings

Bank borrowings and long-term debt was comprised of the following:

	June 24, 2011	June 25, 2010
Short-term bank borrowings	$ —	$ —
Long-term loans from banks	16,377	20,385
Total borrowings	$16,377	$20,385
Long-term loan from banks consisted of:		
Current portion	$ 4,398	$ 6,008
Non-current portion	11,979	14,377

As of June 24, 2011 and June 25, 2010, the Group had outstanding borrowings under long-term loan agreements with banks totalling $16,377 and $20,385, respectively, which consisted of:

Contract No.	Amount June 24, 2011	Amount June 25, 2010	Interest rate per annum (%)	Conditions	Repayment term
1	$13,747	$17,415	SIBOR + 1.5% per annum	Repayable in quarterly installments within 8 years	May 2009 - February 2015
2	630	1,970	SIBOR + 1.5% per annum	Repayable in semi-annual installments within 7 years	June 2005 - November 2011
3	—	1,000	SIBOR + 1.5% per annum	Repayable in semi-annual installments within 7 years	April 2004 - February 2011
4	2,000	—	LIBOR + 2.8% per annum	Repayable in quarterly installments within 6 years	June 2012 – March 2017
Total	$16,377	$20,385			

Certain of the long-term loans are secured by certain property, plant and equipment. The carrying amount of assets secured and pledged as collateral was $34,946 and $36,592 as of June 24, 2011 and June 25, 2010, respectively. The carrying amounts of borrowings approximate their fair value.

The long-term loans prescribe maximum ratios of debt to equity and minimum levels of debt service coverage ratios. As of June 24, 2011 and June 25, 2010, the Group was in compliance with its long-term loan agreements. In addition to financial ratios, certain of the Group's packing credits and long-term loans include customary events of default. There is no requirement for the Group to maintain a lock-box arrangement under these agreements. As such, the non-current portions of the long-term loans are classified as non-current liabilities in the consolidated balance sheet.

The movements of long-term loans for the years ended June 24, 2011 and June 25, 2010 were as follows:

	June 24, 2011	June 25, 2010
Opening net book amount	$20,385	$27,318
Additional loans during the year	2,000	1,000
Repayment during the year	(6,008)	(7,933)
Closing net book amount	$16,377	$20,385

As of June 24, 2011, future maturities of long-term debt were as follows at the end of each fiscal year below:

2012	$ 4,398
2013	4,068
2014	4,068
2015	3,143
2016	400
Thereafter	300
Total	$16,377

Credit facilities:

Undrawn available credit facilities as of June 24, 2011 and June 25, 2010 totaled:

	June 24, 2011	June 25, 2010
Bank borrowings:		
Short-term loans	$50,450	$50,144
Long-term loans	28,000	—

13. Severance liabilities

	June 24, 2011	June 25, 2010
At the beginning of the fiscal year	$3,456	$2,697
Charged to statement of operations	1,022	759
At the end of the fiscal year (June)	$4,478	$3,456

The amount recognized in the balance sheet at fiscal year end was determined as follows:

	June 24, 2011	June 25, 2010
Present value of defined benefit obligation	$4,478	$3,456
Liability in balance sheet	$4,478	$3,456

The amount recognized in the statements of operations was as follows:

	Year Ended		
	June 24, 2011	June 25, 2010	June 26, 2009
Current service cost	$ 736	$557	$ 364
Interest cost	162	126	156
Benefit paid	—	—	—
Actuarial loss/(gain) on obligation	124	76	(382)
Total included in staff costs	$1,022	$759	$ 138

The principal actuarial assumptions used were as follows:

	Year Ended		
	June 24, 2011	June 25, 2010	June 26, 2009
Discount rate (percent)	4.7	4.5	4.5
Future salary increases (percent)	4.3	4.4	4.3

14. Share-based compensation and warrants

Share-based compensation

FASB ASC Topic 718, *Compensation-Stock Compensation* ("FASB ASC 718") requires companies to recognize the cost of employee service received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements. In determining the grant date fair value of those awards, the Group is required to make estimates of the fair value of the Group's ordinary shares, expected dividends to be issued, expected volatility of the Group's shares, expected forfeitures of the awards, risk free interest rates for the expected term of the awards, expected terms of the awards, and the vesting period of the respective awards. FASB ASC 718 requires forfeitures to be estimated at the time of grant and revised if necessary in subsequent periods if actual forfeitures differ from those estimates.

The effect of recording share-based compensation expense for fiscal years 2011, 2010 and 2009 was as follows:

	Year Ended		
	June 24, 2011	June 25, 2010	June 26, 2009
Share-based compensation expense by type of award:			
Share options	$2,943	$655	$837
Restricted shares	517	—	—
Total share-based compensation expense	3,460	655	837
Tax effect on share-based compensation expense	—	—	—
Net effect on share-based compensation expense	$3,460	$655	$837

Share-based compensation expense was recorded in the consolidated statements of operations as follows: cost of revenues of $1,147, $301 and $449 for the years ended June 24, 2011, June 25, 2010 and June 26, 2009, respectively; and SG&A expenses of $2,313, $354 and $388 for the years ended June 24, 2011, June 25, 2010 and June 26, 2009, respectively. The Group did not capitalize any share-based compensation expense as part of any asset costs during the years ended June 24, 2011, June 25, 2010 and June 26, 2009.

FASB ASC 718 requires forfeitures to be estimated at the time of grant and revised if necessary in subsequent periods if actual forfeitures differ from those estimates.

Share-based award activity

Share options have been granted to directors and employees. As of June 24, 2011, there were 423,205 share options outstanding under the Amended and Restated 1999 Share Option Plan (the "1999 Plan"), and no more option grants may be made under the 1999 Plan.

On March 12, 2010, the Company's shareholders adopted the 2010 Performance Incentive Plan (the "2010 Plan"), and on December 20, 2010, the Company's shareholders adopted an amendment to the 2010 Plan to increase the number of ordinary shares authorized for issuance under the 2010 Plan. A total of 2,000,000 ordinary shares are authorized for issuance under the 2010 Plan, plus any shares subject to share options under the 1999 Plan outstanding as of June 24, 2010, that expire, are canceled or terminate after the effective date of such date. As of June 24, 2011, there were an aggregate of 925,921 share options outstanding, 25,900 restricted shares outstanding and 1,027,130 ordinary shares available for future grant under the 2010 Plan.

Share options

The Company's board of directors has the authority to determine the type of option and the number of shares subject to the option. Options generally vest and become exercisable over four years and expire, if not exercised, within 7 years of the grant date. In the case of a grantee's first grant, 25 percent of the underlying shares subject to option vest 12 months after the grant date and 1/48 of the underlying shares vest monthly over each of the subsequent 36 months. In the case of any additional grants to a grantee, 1/48 of the underlying shares subject to option vest monthly over four years, commencing one month after the grant date.

During the years ended June 24, 2011, June 25, 2010 and June 26, 2009, the Group granted options to purchase an aggregate of 1,012,367, 168,500 and 108,600 ordinary shares, respectively, with an estimated total grant date fair value of $6,377, $773 and $533, respectively, and a weighted average grant date fair value of $6.30, $4.58 and $4.91 per share, respectively.

The weighted average exercise price of options granted during the year ended June 24, 2011 was $17.37 per share. The total fair value of shares vested during the year ended June 24, 2011, June 25, 2010 and June 26, 2009 was $1,738, $1,264 and $1,186, respectively. The total intrinsic value of options exercised during the year ended June 24, 2011, June 25, 2010 and June 26, 2009 was $9,803, $3,151 and $2,632, respectively. In conjunction with these exercises, there was no tax benefit realized by the Company due to the fact that it is exempted from income tax. The amount of cash received from the exercise of share options and similar instrument granted under share-based payment plans was $1,573 during the year ended June 24, 2011.

Determining Fair Value

Valuation Method—The Group estimated the fair value of the ordinary shares to be used in the Black-Scholes-Merton ("BSM") option-pricing formula by taking into consideration a number of assumptions, including revenues and price to earnings multiples of publicly traded competitors and industry comparables.

Expected Dividend—The Group's expected dividend rate was zero prior to its first dividend declaration on October 24, 2008 as it did not historically pay cash dividends on its ordinary shares and did not anticipate doing so for the foreseeable future for grants issued prior to October 24, 2008. For grants issued subsequent to October 24, 2008, but before June 26, 2009, the Group used an annualized dividend yield based on the per share dividend declared by the Company's board of directors. After June 26, 2009, the Group used zero as an annualized dividend yield since it did not anticipate paying any cash dividends in the near future.

Expected Volatility—As the Group did not have a sufficient trading history to use the volatility of its ordinary shares, management based its expected volatility on a comparable industry index as a reasonable measure of expected volatility in accordance with the guidance of FASB ASC 718.

Risk-Free Interest Rate—The Group bases the risk-free interest rate used in the BSM valuation method on the implied yield currently available on U.S. Treasury zero-coupon issues with a remaining term equivalent to the expected term of the option.

Expected Term—Expected terms used in the BSM option-pricing formula represent the periods that the Group's share options are expected to be outstanding and are determined based on the Group's historical experience of similar awards, giving consideration to the contractual terms of the share options, vesting schedules and expectations of future employee behavior.

Vesting Period—The Group's share options generally vest and become exercisable over a four-year period, which is generally the requisite service period, and expire 7 years from the date of grant. For an individual's initial grant, 25 percent of the shares subject to an option vest 12 months after the vesting commencement date and 1/48 of the shares vest each month for the 36 months thereafter. In the case of any additional grants to an individual, 1/48 of the underlying shares subject to an option vest each month for four years, commencing one month after the grant date.

Fair Value—The fair value of the Group's share options granted to employees for the years ended June 25, 2010, June 26, 2009 and June 27, 2008 was estimated using the following weighted-average assumptions:

	June 24, 2011	June 25, 2010	June 26, 2009
Dividend yield	—	—	5.28%
Expected volatility	42.3%	43.4%	77.4%
Risk-free rate of return (percent)	1.21	2.26	2.80
Expected term (in years)	4.54	4.55	4.55

The following summarizes share option activities under the 1999 Plan:

	Number of shares underlying options			Weighted-average exercise price per share		
	Year Ended			Year Ended		
	June 24, 2011	June 25, 2010	June 26, 2009	June 24, 2011	June 25, 2010	June 26, 2009
Shares underlying options outstanding at beginning of the year	858,005	1,023,592	1,619,988	$3.66	$2.77	$2.20
Granted	—	168,500	108,600	—	5.77	5.57
Exercised	(418,048)	(285,108)	(557,650)	2.95	1.70	1.53
Forfeited	(10,852)	(19,219)	(68,954)	5.48	5.32	4.50
Expired	(5,900)	(29,760)	(78,392)	2.78	2.67	2.06
Shares underlying options outstanding at end of the year	423,205	858,005	1,023,592	4.34	3.66	2.77
Shares underlying options exercisable at end of the year	292,514	593,409	760,897	$3.75	$2.93	$2.20

The following summarizes information for share options outstanding under the 1999 Plan as of June 24, 2011:

	Number of shares underlying options	Exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
	58,212	$1.75	0.71	
	2,500	2.00	1.27	
	4,925	2.25	1.64	
	4,100	2.75	2.19	
	1,600	3.00	2.21	
	120,021	3.50	2.52	
	14,750	4.25	3.18	
	10,305	4.75	3.44	
	11,156	5.00	3.64	
	5,480	5.25	3.87	
	42,250	5.50	4.18	
	141,006	5.75	5.34	
	6,900	6.25	5.87	
Options outstanding	423,205		3.50	$7,402
Options exercisable	292,514		2.80	$5,289

As of June 24, 2011, $209 of estimated share-based compensation expense related to share options outstanding under the 1999 Plan remains to be recorded. That cost is expected to be recorded over an estimated amortization period of 2.27 years.

The following summarizes share option activities under the 2010 Plan:

	Number of shares underlying options			Weighted-average exercise price per share		
	Year Ended			Year Ended		
	June 24, 2011	June 25, 2010	June 26, 2009	June 24, 2011	June 25, 2010	June 26, 2009
Shares underlying options outstanding at beginning of the year	—	—	—	$ —	$—	$—
Granted	1,012,367	—	—	17.37	—	—
Exercised	(20,281)	—	—	16.83	—	—
Forfeited	(66,165)	—	—	17.51	—	—
Expired	—	—	—	—	—	—
Shares underlying options outstanding at end of the year	925,921	—	—	17.37	—	—
Shares underlying options exercisable at end of the year	112,343	—	—	$17.05	$—	$—

The following summarizes information for share options outstanding under the 2010 Plan as of June 24, 2011:

	Number of shares underlying options	Exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
	40,000	$13.77	6.17	
	775,577	16.83	6.31	
	30,000	15.05	6.37	
	35,544	25.50	6.56	
	24,800	26.16	6.62	
	20,000	23.62	6.87	
Options outstanding	925,921		6.34	$4,404
Options exercisable	112,343		6.32	$ 547

As of June 24, 2011, $2,830 of estimated share-based compensation expense related to share options outstanding under the 2010 Plan remains to be recorded. That cost is expected to be recorded over an estimated amortization period of 3.34 years.

Restricted shares

Restricted shares are one type of share-based awards that can be granted under the 2010 Plan. Restricted shares granted to non-employee directors generally cliff vest 100% on the last business day prior to the Company's next annual shareholder meeting, which is typically approximately 1 year from the date of grant.

The following summarizes restricted share activities under the 2010 Plan:

	Number of shares			Weighted-average grant date fair value per share		
	Year Ended			Year Ended		
	June 24, 2011	June 25, 2010	June 26, 2009	June 24, 2011	June 25, 2010	June 26, 2009
Non-vested balance at beginning of the year	—	—	—	$ —	$—	$—
Granted	43,420	—	—	18.47	—	—
Issued	(17,520)	—	—	13.82	—	—
Forfeited	—	—	—	—	—	—
Non-vested balance at end of the year	25,900	—	—	$21.62	—	—

As of June 24, 2011, $197 of estimated share-based compensation expense related to restricted shares outstanding under the 2010 Plan remains to be recorded. That cost is expected to be recorded over an estimated amortization period of 0.46 years

Warrants

In March 2000, the Group granted a contingent warrant to purchase 1,285,714 ordinary shares to a director, employee and founding shareholder in conjunction with the sale of shares to Asia Pacific Growth Fund III, L.P., an affiliate of H&Q Asia Pacific. As of June 26, 2009, the warrant was fully exercised. The contingent warrant vested as shares were sold to third parties or at a rate of one ordinary share subject to the warrant for every four ordinary shares that vested pursuant to options granted under the 1999 Plan. The contingent warrant was granted to the individual in his capacity as a shareholder to protect the founding shareholder from dilution and was not tied to his continued service as a director or employee. The Group accounted for the contingent warrant in accordance with FASB ASC Subtopic 815-40, *Derivatives and Hedging-Contracts in Entity's Own Equity* ("FASB ASC 815-40"). The warrant required that it only be settled by the issuance of ordinary shares. Pursuant to the guidance, the contingent warrant was accounted for as issued on the date of grant in March 2000 at fair value and recorded as a dividend in shareholders' equity. Subsequent exercises were recorded as a reclassification from warrant to ordinary shares.

The following summarizes the activities relating to the warrant described above:

	Number of shares underlying warrant			Weighted-average exercise price per share		
	Year Ended			Year Ended		
	June 24, 2011	June 25, 2010	June 26, 2009	June 24, 2011	June 25, 2010	June 26, 2009
Shares underlying warrant at beginning of the year	—	—	34,175	—	—	0.01
Exercised	—	—	(34,175)	$—	$—	$0.01
Shares underlying warrant at end of the year	—	—	—	—	—	—
Exercisable shares underlying warrant at end of the year	—	—	—	$—	$—	$ —

There are no outstanding warrants to purchase securities of the Group.

15. Employee contribution plan

The Group operates a defined contribution plan, known as a provident fund, in its Thailand subsidiary. The assets of this plan are in a separate trustee-administered fund. The provident fund is funded by matching payments from employees and by the subsidiary on a monthly basis. Current contributions to the provident fund are accrued and paid to the fund manager on a monthly basis. The Group's contributions to the provident fund amounted to $2,066, $1,448 and $1,693 in the years ended June 24, 2011, June 25, 2010 and June 26, 2009, respectively.

The Group sponsors the Fabrinet US 401(k) Retirement Plan (the "401(k) Plan"), a Defined Contribution Plan under ERISA, at its Fabrinet USA, Inc. and FBN New Jersey Manufacturing, Inc. subsidiaries, which provides retirement benefits for its eligible employees through tax deferred salary deductions. The 401(k) Plan allows employees to contribute up to 80% of their annual compensation, with such contributions limited to $16,500 in calendar year 2011 as set by the Internal Revenue Service.

The Plan provided for a 100% match of employees' contributions up to the first 6% of annual compensation. All matching contributions are made in cash and vest immediately. The Company's matching contributions to the 401(k) Plan were $189, $145 and $149 in the years ended June 24, 2011, June 25, 2010 and June 26, 2009, respectively.

16. Shareholders' equity

Share capital

In February 2010, the Company's shareholders approved a change in the Company's authorized share capital to $5,050,000 divided into 500,000,000 ordinary shares at a par value of $0.01 per ordinary share, and 5,000,000 preferred shares at a par value of $0.01 per preferred share. The Company amended and restated its memorandum and articles of association in March 2010 to reflect this change.

In the year ended June 26, 2009, the Company issued 34,175 ordinary shares upon exercise of the warrant and 557,650 ordinary shares upon exercise of options, resulting in an aggregate of 591,825 ordinary shares being issued for consideration of $0.01 per share for the warrant and a weighted average exercise price of $1.53 per share for the options.

In the year ended June 25, 2010, the Company issued 285,108 ordinary shares upon exercise of options at a weighted average exercise price of $1.70 per share.

In the year ended June 24, 2011, the Company issued 438,329 ordinary shares upon exercise of options at a weighted average exercise price of $3.59 per share and issued 17,520 ordinary shares upon full vesting of restricted shares.

All such issued shares are fully paid.

17. Dividend payment

At the meeting of the Company's board of directors held on August 20, 2009, the board declared a cash dividend of $1.00 per share to be paid to all shareholders on the Company's register as of August 28, 2009. The dividend of approximately $30,849 in the aggregate was paid out on September 1, 2009.

18. Related party transactions and balances

JDS Uniphase Corporation, a customer of Fabrinet, held 0%, 1.1% and 6.4% of the Company's share capital (fully diluted) as of June 24, 2011, June 25, 2010 and June 26, 2009, respectively. A representative from JDS Uniphase Corporation served as a director of Fabrinet until August 2007. JDS Uniphase Corporation participated in the Company's initial public offering as a selling shareholder and sold 1,606,850 ordinary shares as of June 25, 2010, which reduced its share ownership to 1.1% (fully diluted) as of such date.

Therefore, JDS Uniphase Corporation was no longer considered a related party as of such date. On July 6, 2010, JDS Uniphase Corporation sold all of its remaining 393,150 ordinary shares pursuant to the underwriters' option to purchase additional shares.

Frank H. Levinson, former Chairman of the Board and Chief Technical Officer of Finisar Corporation ("Finisar") and a member of Finisar's board of directors until August 29, 2008, is a member of the board of directors of Fabrinet. Finisar purchased products from the Company totaling $12,590 and the Company recorded purchases of $8,272 from Finisar during the two months ended August 29, 2008. Finisar was no longer considered a related party as of August 29, 2008.

Asia Pacific Growth Fund III, L.P. held 26.5%, 46.1% and 57.3% of the Company's share capital (fully diluted) as of June 24, 2011, June 25, 2010 and June 26, 2009, respectively. Currently, the Group has no commercial transactions with Asia Pacific Growth Fund III, L.P.

The following transactions were carried out with related parties:

	Year Ended		
Revenues	**June 24, 2011**	**June 25, 2010**	**June 26, 2009**
Sales of goods:			
JDS Uniphase Corporation	$—	$81,164	$ 89,305
Finisar Corporation	—	—	12,590
	$—	$81,164	$101,895
Cost of revenues			
Purchases of goods:			
JDS Uniphase Corporation	$—	$19,289	$ 24,895
Finisar Corporation	—	—	8,272
	$—	$19,289	$ 33,167

19. Employee profit sharing and executive bonus plans

Prior to the three months ended March 27, 2009, the Group allocated a certain percentage of adjusted pretax profits to its Employee Profit Sharing Plan on a quarterly basis that was distributed to employees employed for the full quarter, excluding officers. The Group also allocated a certain percentage of adjusted quarterly pretax profits to its Executive Bonus Plan, which was available solely to the Group's officers. Distributions to corporate officers under the Executive Bonus Plan were subject to the discretion of Fabrinet's board of directors. The plans were terminated in the three months ended March 27, 2009. For the year ended June 24, 2011, the compensation committee of Fabrinet's board of directors approved a new executive incentive plan with quantitative objectives, based on achieving certain revenue and earnings per share milestones for the fiscal year, and qualitative objectives. Bonuses under the fiscal 2011 executive incentive plan are payable after the end of fiscal 2011. During fiscal 2011, merit-based bonus awards were also available to Fabrinet's non-senior staff. Charges to the income statement for distributions to employees and corporate officers under these plans were $4,453, $0 and $2,916 during the years ended June 24, 2011, June 25, 2010 and June 26, 2009, respectively.

20. Commitments and contingencies

Bank guarantees

As of June 24, 2011 and June 25, 2010, there were outstanding bank guarantees given by banks on behalf of Fabrinet Thailand for electricity usage and other normal business amounting to $686 and $648, respectively.

Operating lease commitments

The Group leases a portion of its capital equipment and certain land and buildings for its facilities in Thailand, China and New Jersey, under operating lease arrangements that expire in various years through 2015. Rental expense under these operating leases amounted to $1,938, $1,791 and $1,706 for the years ended June 24, 2011, June 25, 2010 and June 26, 2009, respectively.

As of June 24, 2011, the future minimum lease payments due under non-cancelable leases are as follows at the end of each fiscal year below:

2012	$1,874
2013	1,874
2014	1,099
2015	58
2016	14
Total minimum operating lease payments	$4,919

Purchase obligations

Purchase obligations represent legally-binding commitments to purchase inventory and other commitments made in the normal course of business to meet operational requirements. Although open purchase orders are considered enforceable and legally binding, the terms generally give the Group the option to cancel, reschedule and/or adjust its requirements based on its business needs prior to the delivery of goods or performance of services. Obligations to purchase inventory and other commitments are generally expected to be fulfilled within one year.

As of June 24, 2011, there was an outstanding commitment to third parties relating to the development of a new factory site, Pinehurst Building 6, of $24,062.

Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company's memorandum and articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The Company's amended and restated memorandum and articles of association provide for indemnification of directors and officers for actions, costs, charges, losses, damages and expenses incurred in their capacities as such, except that such indemnification does not extend to any matter in respect of any fraud or dishonesty that may attach to any of them.

On February 9, 2010, shareholders of the Company approved a form of indemnification agreement for directors and officers of the Company. The Company subsequently entered into indemnification agreements with each of its directors and executive officers, pursuant to which, the Company agreed to indemnify its directors and officers against certain liabilities and expenses incurred by such persons in connection with claims by reason of their being such a director or officer. The Company has a director and officer liability insurance policy that may enable it to recover a portion of any future amounts paid under the indemnification agreements.

21. Business segments and geographic information

The Group evaluates its reportable segments in accordance with FASB ASC Topic 280, *Segment Reporting*. Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Group's chief operating decision maker is Fabrinet's board of directors. As of June 24, 2011, the Group operated and internally managed a single operating segment. Accordingly, the Group does not accumulate discrete information with respect to separate product lines and does not have separate reportable segments.

The Group operates primarily in three geographic regions: North America, Asia-Pacific and Europe. The following table presents total revenues by geographic regions:

	Year Ended		
	June 24, 2011	June 25, 2010	June 26, 2009
North America	$324,108	$252,662	$271,148
Asia-Pacific	277,014	197,097	151,350
Europe	142,448	55,953	18,601
	$743,570	$505,712	$441,099

Significant customers

Total revenues are attributed to a particular geographic area based on the bill-to location of the customer. As of June 24, 2011, the Group had approximately $130 of long-lived assets based in North America, with the substantial remainder of assets based in Asia-Pacific.

Total revenues, by percentage, from individual customers representing 10% or more of total revenues in the respective periods were as follows:

	Year Ended		
	June 24, 2011	June 25, 2010	June 26, 2009
JDS Uniphase Corporation	21%	16%	20%
Oclaro, Inc. #	17	17	20
Opnext, Inc.	10	14	11
Finisar Corporation	10	12	15
Emcore Corporation	*	10	16

* Less than 10% of total revenues in the period.

\# Pursuant to the merger of Avanex Corporation and Bookham, Inc. (both customers of the Company) on April 27, 2009, Bookham, Inc. changed its name to Oclaro, Inc. These figures represent the combined revenues of Bookham, Inc. and Avanex Corporation.

The loss of any single significant customer could have a material adverse effect on the Group's results of operations.

22. Financial instruments

Objectives and significant terms and conditions

The principal financial risks faced by the Group are foreign currency risk, credit risk, liquidity risk and interest rate risk. The Group borrows at floating rates of interest to finance its operations. A minority of sales and purchases and a majority of labor and overhead costs are entered into in foreign currencies. In order to manage the risks arising from fluctuations in currency exchange rates, the Group uses derivative financial instruments. Trading for speculative purposes is prohibited under Company policies.

The Group enters into short-term forward foreign currency contracts to help manage currency exposures associated with certain assets and liabilities. The forward exchange contracts have generally ranged from one to six months in original maturity, and no forward exchange contract has an original maturity greater than one year. All foreign currency exchange contracts are recognized on the balance sheet at fair value. As the Group does not apply hedge accounting to these instruments, the derivatives are recorded at fair value through earnings.

The gains and losses on the Group's forward contracts generally offset losses and gains on the assets, liabilities and transactions economically hedged, and accordingly, generally do not subject the Group to risk of significant accounting losses.

Foreign currency risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Thai baht and the Chinese renminbi (RMB).

As of June 24, 2011 and June 25, 2010, the Group had outstanding foreign currency assets and liabilities as follows:

	June 24, 2011		June 25, 2010	
	Currency	$	Currency	$
Assets				
Thai baht	425,872	13,904	291,608	8,995
RMB	85,478	13,411	50,723	7,993
		27,315		16,988
Liabilities				
Thai baht	669,367	21,853	560,494	17,289
RMB	36,303	5,607	20,077	2,957
		27,460		20,246

The Thai baht assets represent cash and cash equivalents, accounts receivable, deposits and other current assets. The Thai baht liabilities represent trade accounts payable, accrued expenses and other payables. The Group manages its exposure to fluctuation in foreign exchange rates by the use of foreign currency contracts and offsetting assets and liabilities denominated in the same currency in accordance with management's policy. As of June 25, 2011, there was $30,000 in selling forward contracts outstanding on the Thai baht payables and an undrawn committed loan in Thai baht equivalent to $28,000. As of June 25, 2010, there was $12,000 in selling forward contracts and $6,500 in option contracts outstanding on the Thai baht payables.

The RMB assets represent cash and cash equivalents, accounts receivable and other current assets. The RMB liabilities represent trade accounts payable, accrued expenses and other payables. As of June 24, 2011 and June 25, 2010, there was $4,000 and $0, respectively, in selling RMB to U.S. dollar forward contracts.

Unrealized losses from fair market value of derivatives as of June 24, 2011 amounted to $966.

Interest Rate Risk

The Group's principal interest bearing assets are time deposits held with high quality financial institutions. The Group's principal interest bearing liabilities are bank loans which bear interest at floating rates.

23. Principal subsidiaries

The subsidiaries of the Group are:

Name	Business	Country of Incorporation	Percent interest
Fabrinet Co., Ltd.	Manufacturing and assembly	Thailand	99.99
Fabrinet USA, Inc.	Marketing and administrative support services	United States of America (California)	100
FBN New Jersey Manufacturing, Inc.	Manufacturing and assembly	United States of America (Delaware)	100
Fabrinet China Holdings	Holding company	Mauritius Island	100
CASIX Inc. (a wholly-owned subsidiary of Fabrinet China Holdings)	Manufacturing and assembly	People's Republic of China	100
Fabrinet Pte., Ltd.	Sales and administrative support services and supply chain sourcing center	Singapore	100
Fabrinet AB	Business development in Scandinavia and Europe	Sweden	100

All subsidiaries are unlisted.

24. Subsequent events

The Company believes that there are no subsequent events that require disclosure.

UNAUDITED QUARTERLY FINANCIAL INFORMATION

The following tables set forth a summary of the Company's quarterly financial information for each of the four quarters in the fiscal years ended June 24, 2011 and June 25, 2010:

	Three Months Ended							
	Jun 24, 2011	Mar 25, 2011	Dec 24, 2010	Sep 24, 2010	Jun 25, 2010	Mar 26, 2010	Dec 25, 2009	Sep 25, 2009
	(in thousands, except per share data)							
Total revenues	$190,348	$194,851	$184,631	$173,740	$157,411	$136,890	$114,393	$97,018
Gross profit	23,985	25,323	23,663	21,776	19,380	19,129	14,873	10,960
Net income	$ 16,655	$ 16,663	$ 15,806	$ 15,205	$ 13,574	$ 13,511	$ 11,052	$ 6,186
Basic net income per share:								
Net income	$ 0.49	$ 0.49	$ 0.47	$ 0.45	$ 0.44	$ 0.44	$ 0.36	$ 0.20
Weighted-average shares used in basic net income per share calculations	34,189	33,969	33,768	33,761	30,950	30,901	30,856	30,707
Diluted net income per share:								
Net income	$ 0.48	$ 0.49	$ 0.46	$ 0.44	$ 0.43	$ 0.43	$ 0.35	$ 0.20
Weighted-average shares used in diluted net income per share calculations	34,595	34,232	34,450	34,351	31,457	31,365	31,387	31,269

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15(c) under the Securities Exchange Act of 1934 as of the end of the period covered by this Annual Report on Form 10-K. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective in ensuring that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 (i) is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and (ii) is accumulated and communicated to Fabrinet's management, including our chief executive officer and our chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

The information required to be furnished pursuant to this item is set forth under the captions "Report of Management on Internal Control Over Financial Reporting" and "Report of Independent Registered Accounting Firm" in Item 8 of this Annual Report on Form 10-K, which is incorporated in this Item 9A by reference.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during our fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Information responsive to this item is incorporated herein by reference to Fabrinet's definitive proxy statement with respect to our 2011 Annual Meeting of Shareholders to be filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION.

Information responsive to this item is incorporated herein by reference to our definitive proxy statement with respect to our 2011 Annual Meeting of Shareholders to be filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Information responsive to this item is incorporated herein by reference to our definitive proxy statement with respect to our 2011 Annual Meeting of Shareholders to be filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Information responsive to this item is incorporated herein by reference to our definitive proxy statement with respect to our 2011 Annual Meeting of Shareholders to be filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

Information responsive to this item is incorporated herein by reference to our definitive proxy statement with respect to our 2011 Annual Meeting of Shareholders to be filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a) The following documents are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K:

1. *Financial Statements*: See Index to Consolidated Financial Statements under Item 8 of this Annual Report on Form 10-K.

2. *Financial Statement Schedules*: All schedules are omitted because they are not required, are not applicable or the information is included in the consolidated financial statements or notes thereto.

3. *Exhibits*: We have filed, or incorporated by reference into this Annual Report on Form 10-K, the exhibits listed on the accompanying Exhibit Index immediately following the signature page of this Annual Report on Form 10-K.

(b) Exhibits: See Item 15(a)(3), above.

(c) Financial Statement Schedules: See Item 15(a)(2), above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on August 31, 2011.

FABRINET

By: /S/ MARK J. SCHWARTZ
Name: **Mark J. Schwartz**
Title: **Executive Vice President, Chief Financial Officer and Secretary**

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David T. Mitchell and Mark J. Schwartz and each of them, as his true and lawful attorney-in-fact and agent with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/S/ DAVID T. MITCHELL **David T. Mitchell**	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	August 31, 2011
/S/ MARK J. SCHWARTZ **Mark J. Schwartz**	Executive Vice President, Chief Financial Officer, and Secretary (Principal Financial Officer)	August 31, 2011
/S/ MARK A. CHRISTENSEN **Mark A. Christensen**	Director	August 31, 2011
/S/ TA-LIN HSU **Ta-lin Hsu**	Director	August 31, 2011
/S/ THOMAS F. KELLY **Thomas F. Kelly**	Director	August 31, 2011
/S/ FRANK H. LEVINSON **Frank H. Levinson**	Director	August 31, 2011
/S/ ROLLANCE E. OLSON **Rollance E. Olson**	Director	August 31, 2011
/S/ VIRAPAN PULGES **Virapan Pulges**	Director	August 31, 2011
/S/ WILLIAM J. PERRY **William J. Perry**	Director	August 31, 2011

EXHIBIT INDEX

Exhibit Number	Description	Incorporated by reference herein			
		Form	Exhibit No.	Filing Date	File No.
3.1	Amended and Restated Memorandum and Articles of Association	S-1/A	3.1	May 3, 2010	333-163258
4.1	Specimen Ordinary Share Certificate	S-1/A	4.1	June 14, 2010	333-163258
10.1.1+	Fabrinet Amended and Restated 1999 Share Option Plan	10-K	10.1.1	September 8, 2010	001-34775
10.1.2+	Form of Share Option Agreement under the Fabrinet Amended and Restated 1999 Share Option Plan	S-1	10.1.2	November 7, 2007	333-147191
10.2.1+	Fabrinet 2010 Performance Incentive Plan	8-K	10.1	December 3, 2010	001-34775
10.2.2+	Form of Share Option Award Agreement under the Fabrinet 2010 Performance Incentive Plan	S-1/A	10.2.2	May 3, 2010	333-163258
10.2.3+	Form of Notice of Grant of Restricted Shares under the Fabrinet 2010 Performance Incentive Plan	S-1/A	10.2.3	May 3, 2010	333-163258
10.3.1+	Employment Agreement, effective as of January 1, 2000, by and between David T. Mitchell and Fabrinet USA, Inc. (subsequently assumed by the registrant)	S-1/A	10.3.1	December 28, 2009	333-163258
10.3.2+	Amendment to Employment Agreement, dated December 29, 2008, by and between David T. Mitchell and the registrant	S-1	10.3.2	November 20, 2009	333-163258
10.4.1+	Offer Letter, dated April 29, 2005, by and between Dr. Harpal Gill and Fabrinet USA, Inc.	S-1	10.3.1	November 7, 2007	333-147191
10.4.2+	Amendment to Offer Letter, dated February 14, 2007, by and between Dr. Harpal Gill and Fabrinet USA, Inc.	S-1	10.3.2	November 7, 2007	333-147191
10.4.3+	Amendment to Offer Letter, dated December 29, 2008, by and between Dr. Harpal Gill and Fabrinet USA, Inc.	S-1	10.4.3	November 20, 2009	333-163258
10.5+	Employment Agreement, dated July 1, 2007, by and between Dr. Harpal Gill and Fabrinet Co., Ltd.	S-1	10.5	November 7, 2007	333-147191
10.6.1+	Offer Letter, dated April 15, 2000, by and between Mark J. Schwartz and Fabrinet USA, Inc.	S-1	10.4	November 7, 2007	333-147191
10.6.2+	Amendment to Offer Letter, dated June 16, 2008, by and between Mark J. Schwartz and Fabrinet USA, Inc.	S-1	10.6.2	November 20, 2009	333-163258

Exhibit Number	Description	Incorporated by reference herein			
		Form	Exhibit No.	Filing Date	File No.
10.6.3+	Amendment to Offer Letter, dated December 29, 2008, by and between Mark J. Schwartz and Fabrinet USA, Inc.	S-1	10.6.3	November 20, 2009	333-163258
10.7+	Separation Agreement and Release, dated February 17, 2011, by and between Nat Mani and Fabrinet USA, Inc.	S-1	10.7	February 18, 2011	333-172355
10.8+	Form of Indemnification Agreement	S-1/A	10.10	January 28, 2010	333-163258
10.9+	Description of Fiscal 2011 Executive Incentive Plan	8-k, Item 5.02	N/A	October 19, 2010	001-34775
10.10	Manufacturing Agreement, dated May 29, 2005, by and between the registrant and FBN New Jersey Holdings Corp.	S-1	10.10	November 7, 2007	333-147191
10.11	Manufacturing Agreement, dated January 2, 2000, by and between the registrant and Fabrinet Co. Ltd.	S-1	10.11	November 7, 2007	333-147191
10.12	Administrative Services Agreement, dated January 2, 2000, by and between the registrant and Fabrinet USA, Inc.	S-1	10.12	November 7, 2007	333-147191
10.13	Administrative Services Agreement, dated July 3, 2008, by and between the registrant and Fabrinet Pte. Ltd.	S-1	10.14	November 20, 2009	333-163258
10.14	Credit Facility Agreement, dated December 15, 2006, by and among Fabrinet Co., Ltd., the registrant and ABN AMRO Bank N.V.	S-1	10.13	November 7, 2007	333-147191
10.15.1	Loan Agreement, dated June 6, 2005, by and among Fabrinet Co., Ltd., the registrant and TMB Bank Public Company Limited (in Thai with English translation)	S-1	10.18	November 7, 2007	333-147191
10.15.2	Supplemental Memorandum of Agreement (2nd), dated December 14, 2007, by and among Fabrinet Co., Ltd., the registrant and TMB Bank Public Company Limited (in Thai with English translation)	S-1	10.19.2	November 20, 2009	333-163258
10.15.3	Memorandum of Agreement, dated August 8, 2008, by and among Fabrinet Co., Ltd., the registrant and TMB Bank Public Company Limited (in Thai with English translation)	S-1	10.19.3	November 20, 2009	333-163258
10.16.1	Loan Agreement, dated April 4, 2007, by and among Fabrinet Co., Ltd., the registrant and TMB Bank Public Company Limited (in Thai with English translation)	S-1	10.19	November 7, 2007	333-147191

Exhibit Number	Description	Incorporated by reference herein			
		Form	Exhibit No.	Filing Date	File No.
10.16.2	Supplemental Memorandum of Agreement, dated December 14, 2007, by and among Fabrinet Co., Ltd., the registrant and TMB Bank Public Company Limited (in Thai with English translation)	S-1	10.20.2	November 20, 2009	333-163258
10.16.3	Memorandum of Agreement, dated August 8, 2008, by and among Fabrinet Co., Ltd., the registrant and TMB Bank Public Company Limited (in Thai with English translation)	S-1	10.20.3	November 20, 2009	333-163258
10.17	Land and Buildings Lease Agreement, dated April 30, 2004, by and between Chokchai International Co., Ltd. and Fabrinet Co., Ltd. (in Thai with English translation)	S-1	10.21	November 7, 2007	333-147191
10.18	Lease Agreement, dated July 1, 2010, by and between Donly Corporation and FBN NJ Holdings Corp. DBA VitroCom	10-K	10.21	September 8, 2010	001-34775
10.19	Land Mortgage Agreement, dated April 9, 2004, as amended on June 7, 2005, by and between TMB Bank Public Company Limited and Fabrinet Co., Ltd. (in Thai with English translation)	S-1	10.24	November 7, 2007	333-147191
10.20	Land Mortgage Agreement, dated April 5, 2007, by and between TMB Bank Public Company Limited and Fabrinet Co., Ltd. (in Thai with English translation)	S-1	10.25	November 7, 2007	333-147191
10.21	Registration Rights Agreement, dated June 22, 2010, by and among the registrant, Asia Pacific Growth Fund III, L.P., David T. Mitchell, JDSU and Shea Ventures, LLC	S-1/A	10.26	June 14, 2010	333-163258
10.22†	Primary Contract Manufacturing Agreement, dated January 1, 2008, by and between JDS Uniphase Corporation and the registrant	S-1/A	10.27	January 19,2010	333-163258
10.23	Facility Agreement, dated May 12, 2011, between TMB Bank Public Company Limited, Fabrinet and Fabrinet Co., Ltd.	8-K	10.1	August 16, 2011	001-34755
10.24	General Terms and Conditions of Facility, dated May 12, 2011, between TMB Bank Public Company Limited, Fabrinet and Fabrinet Co., Ltd.	8-K	10.2	August 16, 2011	001-34755
10.25	Confirmation for Cross Currency Swap Transaction, dated May 12, 2011, between TMB Bank Public Company Limited, Fabrinet and Fabrinet Co. Ltd.	8-K	10.3	August 16, 2011	001-34755

Exhibit Number	Description	Incorporated by reference herein			
		Form	Exhibit No.	Filing Date	File No.
10.26	Business Development Service Agreement, dated January 2, 2011, by and between the registrant and Fabrinet AB				
21.1	List of Subsidiaries	S-1	21.1	February 18, 2011	333-172355
23.1	Consent of PriceWaterhouseCoopers ABAS Limited				
24.1	Power of Attorney incorporated by reference to the signature page of this Annual Report on Form 10-K)				
31.1	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
31.2	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
32.1	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				

+ Indicates management contract or compensatory plan.

† Confidential treatment has been requested for portions of this exhibit.

STOCK PERFORMANCE GRAPH

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference into any filing of Fabrinet under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

The performance graph below compares the cumulative total shareholder return on our ordinary shares with the cumulative total return on the NASDAQ Composite Index and the NASDAQ Telecommunications Index for the period from June 25, 2010 (the date of our initial public offering) to June 24, 2011, assuming an investment of $100 at the beginning of such period and the reinvestment of any dividends. The comparison in the graph below is based upon historical data and is not indicative of, nor intended to forecast, future performance of our ordinary shares.



COMPARISON OF 1 YEAR CUMULATIVE TOTAL RETURN*
Among Fabrinet, the NASDAQ Composite Index
and the NASDAQ Telecommunications Index
$250
$200
$150
$100
$50
$0
6/25/10
9/24/10
12/24/10
3/25/11
6/24/11
Fabrinet
NASDAQ Composite
NASDAQ Telecommunications

*$100 invested on 6/25/10 in ordinary shares. Index calculated on month end basis, including reinvestment of dividends. Fiscal year ending June 24, 2011.

fabrinet®